Financial, Inc.

NOTICE OF 2026 ANNUAL MEETING
PROXY STATEMENT AND ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025

Corporate Profile

BV Financial, Inc., headquartered in Edgemere, Maryland, is the holding company for BayVanguard Bank. BV Financial, Inc. is quoted on Nasdaq under the symbol "BVFL."

BayVanguard Bank is a Maryland chartered commercial bank headquartered in Edgemere, Maryland. BayVanguard Bank is a community-oriented financial institution offering traditional deposit and loan products. BayVanguard Bank has been in existence since 1873. It acquired Vanguard Federal Savings and Loan Association in 1996. BayVanguard Bank converted into the mutual holding company form of ownership in 2005. It acquired Vigilant Federal Savings Bank in 2013 and Kopernik Bank in 2019. It acquired MB Bancorp, Inc. and its subsidiary, Madison Bank, and Delmarva Bancshares and its subsidiary, 1880 Bank, in 2020. It acquired North Arundel Savings Bank on January 1, 2022. BayVanguard Bank operates twelve banking locations in Maryland.

Transfer Agent

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150 Royall Street, Suite 101
Canton, MA 02021

BV Financial, Inc.

To the Fellow Shareholders of BV Financial, Inc.:

This letter is an opportunity to offer my perspective on the business you own and the principles that guide our operation of the Company.

My primary goal for the Company is to maximize our intrinsic value per share over the long term, while operating within acceptable risk limits and mitigating risks that do not contribute to this objective. Intrinsic value is the present value of the cash a business can generate over its remaining life. Intrinsic value is an estimate rather than an exact number, it changes with interest rates and future cash flow projections, and individual assessments will differ due to interpretation of the same information.

Share Repurchases

Our largest investment in 2025 was the repurchase of 1,823,997 shares for $29.6 million. By reducing the share count by approximately 17%, we effectively purchased that portion of the business on behalf of the remaining shareholders, increasing each remaining shareholder's ownership stake in the Company. The impact of this investment is evident on our per-share results. Basic Earnings per Share increased 30.9% in 2025, significantly outpacing the 15.1% growth in Net Income.

Operating Results

In 2025, we achieved modest growth in deposits (3.8%), loans (2.6%) and net interest margin while modestly reducing non-interest expense, when adjusted for expenses related to the 2024 Equity Plan. Our loan portfolio demonstrated strong credit performance throughout the year.

Net interest income for 2025 was $36.9 million, an increase of 4.8%. Our share repurchases used interest-earning cash, which had a negative impact on net interest income. On a per share basis calculated using weighted average shares outstanding of 9,380,039 for 2025 and 10,678,729 for 2024, net interest income per share increased 19.3%.

Non-interest expense rose $1.6 million to $23.2 million for 2025. This increase was the result of the $2.3 million increase in the 2024 Equity Plan expense. Adjusting for this expense, non-interest expense decreased by $0.6 million, or 3.2%.

Our team has done an excellent job maintaining strong margins and controlling core non-interest expenses. While this discipline can negatively impact deposit and loan growth, with strong execution we strive to achieve higher growth while maintaining acceptable margin and expense efficiency.

7114 North Point Road, Edgemere, MD 21219
(410) 477-5000 * Fax (410) 477-3869

To support this, we are focused on these priorities: identifying and implementing operational efficiencies that free resources while preserving service quality and risk management; empowering team members in service roles to contribute more directly to sales; and identifying opportunities to invest in our team, products and services that provide acceptable returns and cost-effectively communicating our value proposition to a broader audience.

That said, in any given period, headwinds can offset even strong growth-oriented execution. One such headwind we anticipate in 2026 is the expected drawdown of municipal deposits, as certain funds must be utilized within the year.

Capital and Capital Deployment

As is common for recently converted mutual-to-stock institutions, we are currently operating at equity levels above those required to achieve our targeted return on capital.

I view our capital in two categories: core capital and surplus capital. Core capital represents the amount necessary to support our current balance sheet and surplus capital is the amount that exceeds that. Within the community banking industry, tangible equity levels above 10% of total assets are generally considered to represent surplus capital.

Evaluating the balance sheet using only core capital requires a corresponding adjustment to the income statement. If surplus capital were removed, we would likely either reduce earning assets or replace that capital with wholesale funding, both of which would negatively impact earnings.

Adjusting our capital and earnings as described above, and normalizing for certain items, such as the 2024 Equity Plan expense and the unusually large negative provision for credit losses in 2025, we have a strong return on our core equity.

One additional consideration when evaluating the normalized return on our core capital is our loan-to-deposit ratio. If we were to fully deploy our surplus capital, it may be prudent to operate with a lower loan-to-deposit ratio that could result in reduced earnings.

We have four primary means of deploying surplus capital: organic growth, mergers, share repurchases, and dividends. Each option carries its own set of risks, potential returns, and practical constraints and each of these factors can change. Management's objective is to deploy this capital in the manner that maximizes intrinsic value per share, while considering the opportunity cost to shareholders of delaying its deployment.

Organic Growth

Organic growth can create a wide range of outcomes for shareholders, some forms of growth add meaningful value, while others may contribute little or even erode value.

At one end of the spectrum, a bank can grow by taking on wholesale borrowings to invest in U.S. Treasuries securities. While this deploys capital, it does little to create intrinsic value. At the other end is the work our team does daily to build new customer relationships that bring in non-interest-

bearing deposits, which we can then use to fund high-quality loans. These loans may involve complexity, tighter timelines, or a greater need for certainty of execution, allowing us to earn a reasonable premium while maintaining a strong and conservative credit profile.

We believe the higher-value end of the spectrum represents an excellent use of capital when pursued with discipline and efficiency. However, the most valuable opportunities are often the most difficult to scale. Based on our historical earnings levels, the loan and deposit growth required simply to deploy the capital generated through our earnings represents strong growth under most conditions. Therefore, it is unlikely that organic growth will address surplus capital.

Mergers

Mergers provide an opportunity to deploy surplus capital at scale. In many ways, potential merger partners represent a concentrated form of organic growth, a substantial expansion of our core business executed all at once, possibly across new geographies or business lines. As with organic growth, the value created for shareholders depends on the quality of what we are acquiring, the price we pay, and the efficiency with which we execute the transaction.

There are two primary ways to fund a merger: cash or stock, or a combination of both. Using cash has the largest impact on deploying surplus capital and, all else equal, is our preferred approach. Some partners, however, may prefer stock. In a stock-based transaction, each shareholder would own a smaller portion of the combined business, but when structured thoughtfully, the overall enterprise becomes more valuable, and our pro rata share of that value grows.

Our management team has a proven track record of creating long-term shareholder value through mergers. Since 2012, we have successfully integrated ten banks under the BayVanguard Bank banner, strengthening both our organization and the communities we serve.

In conversations with potential merger partners, we offer a compelling proposition across several key dimensions:

- **Stock consideration.** Our shares have historically provided the liquidity many institutions value. As a larger combined company, that liquidity would be expected to strengthen further.
- **Cash consideration.** We are relatively well positioned to structure transactions that provide meaningful cash consideration.
- **A culture of meritocracy.** We have demonstrated a history of bringing together the best of both organizations. Our team reflects talent drawn from across our partner institutions, and that philosophy extends throughout the Company. Team members from the institutions we have partnered with remain part of our organization today, many in senior leadership roles.

- **Scale without compromise.** We can create a combined institution that achieves efficiencies of scale without diminishing the core value proposition of a traditional community bank: personalized service, local decision-making, and strong community relationships.
- **Strong capital, earnings, and talent.** Our well-capitalized and profitable core business provides a stable foundation for growth, while our team's experience and depth can be leveraged to drive value.

Looking ahead, a top priority in 2026 is to continue to engage in discussions with potential merger partners where we can create a more valuable combined company. Reaching clarity on the viability of these merger opportunities will allow us to plan and deploy capital more effectively across the other strategies outlined in this letter.

Share Repurchases

We view share repurchases as a way to invest capital in our existing business when the price is attractive relative to its intrinsic value. Simply put, if we can buy back shares for less than what we believe the business is worth, each remaining shareholder's ownership becomes more valuable.

Share repurchases are subject to regulatory rules that limit both the volume and timing of shares we can buy in the open market, which in turn affects how much surplus capital we can deploy through this method. There are also alternative methods for repurchasing shares that can enable us to acquire larger volumes more efficiently, including privately negotiated transactions and tender offers.

Dividends

Dividends are the most straightforward way to return capital to shareholders. Dividends generally create an immediate tax obligation for shareholders. By contrast, when capital is prudently reinvested in the business or used to repurchase shares, shareholders benefit through increases in the value of their ownership without necessarily triggering a current tax liability. This allows the value to compound on a tax-deferred basis, which can meaningfully enhance long-term returns.

Dividends become the appropriate choice when we cannot deploy capital in ways that we reasonably expect will create at least an equivalent amount of value within a reasonable period of time. In those cases, retaining the funds would serve little purpose, and returning them to shareholders allows each owner to allocate that capital as they see fit.

We think about dividends in two forms: recurring and one-time.

Recurring dividends are intended to provide shareholders with a steady and predictable return of capital. If we were to pay dividends, we would aim to set these dividends at a level that can be sustained across economic cycles while still allowing the Company to retain sufficient earnings to support its operations and growth.

One-time, or special, dividends allow us to distribute surplus capital that exceeds both the needs of the business and the opportunities available to deploy it productively. In this way, we can return excess capital to shareholders without signaling a permanently higher dividend level.

Lastly, some of these capital allocation strategies could materially reduce our outstanding shares or market capitalization, potentially leading to our removal from indexes such as the Russell 2000 and could adversely affect the stock's liquidity.

Executive Leadership Transition

In connection with the 2019 merger of BayVanguard Bank and Kopernik Bank, Dave Flair and I began serving as Co-Chief Executive Officers, guiding the Company through a transformative period. Together, we were able to achieve significant milestones, strengthened the business, and created substantial shareholder value. BayVanguard's stock price increased from $4.71[1] at the close of trading on the day of the merger announcement to $18.12 as of the close of the last trading day in 2025, representing a compounded annual growth rate of approximately 20% over this roughly seven-year period. We remain focused on long-term value creation, but the exceptional price appreciation of this period is unlikely to be sustained at the same rate.

In January 2026, Dave resigned from his roles as Co-President and Chief Executive Officer, and a director. I am grateful for his contributions during this period and for the role he played in the milestones we achieved together. Dave's guidance, insight, and leadership helped support the Company through a transformative period, and his efforts contributed to the strong foundation upon which we now build. The responsibilities Dave held have been absorbed by our existing management team, which allows the resources previously dedicated to these responsibilities to be redirected toward investing in expanding our team, advancing initiatives, and contributing to the bottom line.

Our team remains focused on executing our long-term strategy and building sustainable value for shareholders, guided by the strong foundation established during our shared tenure.

Very Respectfully,

Timothy L. Prindle
President and Chief Executive Officer

March 26, 2026

[1] Stock price has been adjusted to reflect the share exchange associated with the mutual-to-stock conversion. The closing price on August 29, 2018, the day of the merger announcement, was $7.19, and the exchange ratio was 1.5271.

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Financial, Inc.

April 2, 2026

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of BV Financial, Inc., the holding company for BayVanguard Bank.

We will hold the meeting at 532 Eastern Boulevard, Essex, Maryland on Thursday, May 7, 2026 at 3:00 p.m., local time. The notice of annual meeting and the proxy statement appearing on the following pages describe the formal business to be transacted at the meeting.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To ensure your shares are represented, we urge you to vote promptly by completing and mailing the enclosed proxy card or by voting via the Internet or by telephone. Voting instructions appear on the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card or voted by internet or by telephone.

We look forward to seeing you at the meeting.

Very Respectfully,

Timothy L. Prindle
President and Chief Executive Officer

7114 North Point Road, Edgemere, MD 21219
(410) 477-5000 * Fax (410) 477-3869

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BV Financial, Inc.
7114 North Point Road
Baltimore, Maryland 21219
(410) 477-5000

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE 3:00 p.m., local time, Thursday, May 7, 2026

PLACE 532 Eastern Boulevard, Essex, Maryland

ITEMS OF BUSINESS

(1) The election of three directors each to serve for a term of three years;

(2) The ratification of the appointment of Crowe LLP to serve as the independent registered public accounting firm for the fiscal year ending December 31, 2026; and

(3) The transaction of any other business that may properly come before the meeting and any adjournment or postponement of the meeting. (Note: The Board of Directors is not aware of any other business to come before the meeting.)

RECORD DATE To be eligible to vote, you must have been a stockholder as of the close of business on March 13, 2026.

PROXY VOTING It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone, or by mail by completing and returning the accompanying proxy card in the accompanying self-addressed envelope. Voting instructions are printed on the proxy card. You may revoke a proxy at any time before its exercise at the meeting by following the instructions in the accompanying proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Samantha M. Perouty
Corporate Secretary

Baltimore, Maryland
April 2, 2026

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BV FINANCIAL, INC.

PROXY STATEMENT
FOR
2026 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

BV Financial, Inc. is providing this proxy statement to you in connection with the solicitation of proxies by its Board of Directors only for use at the 2026 annual meeting of stockholders and for any adjournment or postponement of the annual meeting. In this proxy statement, we may also refer to BV Financial, Inc. as "BV Financial," the "Company," "we," "our" or "us." BayVanguard Bank is the wholly owned subsidiary of BV Financial.

We will hold the annual meeting at 532 Eastern Boulevard, Essex, Maryland on Thursday, May 7, 2026 at 3:00 p.m., local time.

We intend to mail this proxy statement and a proxy card to stockholders of record beginning on or about April 2, 2026.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 7, 2026

This proxy statement and our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available on the Internet at https://www.edocumentview.com/BVFL. The Annual Report includes our audited consolidated financial statements for the fiscal year ended December 31, 2025.

INFORMATION ABOUT VOTING

Who May Vote at the Meeting

You are entitled to vote your shares of BV Financial common stock that you owned as of the close of business on March 13, 2026. As of the close of business on that date, 8,790,568 shares of common stock were outstanding. Each share of common stock has one vote.

Our Articles of Incorporation provide that record holders of common stock who beneficially own, either directly or indirectly, more than 10% of our outstanding shares of common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit.

Ownership of Shares

You may own your shares of common stock of BV Financial in one or more of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name";
- Indirectly through the BayVanguard Bank 401(k) Profit Sharing Plan (the "401(k) Plan"); or
- Indirectly through the BayVanguard Bank Employee Stock Ownership Plan (the "ESOP").

If your shares are registered directly in your name, you are the holder of record of those shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us to vote at the annual meeting or you may vote in person at the annual meeting.

If you hold your shares in "street name," you are considered the beneficial owner of your shares and your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Refer to the voting instruction form that accompanies your proxy materials. If you want to vote your shares of common stock held in street name in person at the annual meeting, you must obtain a written proxy in your name from the broker, bank or other holder who is the record holder of your shares.

If you own shares of common stock indirectly through the 401(k) Plan or are a participant in the ESOP, see "*Participants in the ESOP and 401(k) Plan*" below.

Attending the Meeting

Stockholders are invited to attend the annual meeting. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. Examples of proof of ownership are a recent brokerage account statement or a letter from your bank or broker.

Quorum and Vote Required

Quorum. We will have a quorum and be able to conduct the business of the annual meeting if a majority of the outstanding shares of BV Financial common stock entitled to vote, represented in person or by proxy, is present at the meeting.

Votes Required for Proposals. At this year's annual meeting, stockholders will vote to elect three directors each to serve for a term of three years. In voting to elect the directors (Item 1), you may vote in favor of the nominees or withhold your vote as to the any or all of the nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the largest number of votes cast will be elected up to the maximum number of directors to be elected at the annual meeting.

In voting to ratify the appointment of the independent registered public accounting firm (Item 2), you may vote in favor of the proposal, against the proposal or abstain from voting. The affirmative vote of a majority of the votes cast at the annual meeting is required to approve each of this proposal.

Broker Non-Votes; Effect of Not Casting Your Vote

If you hold your shares in street name through a broker, bank or other nominee of record, it is critical that you provide voting instructions if you want your vote to count in the election of directors (Item 1). Your broker, bank or other holder of record does not have discretion to vote your uninstructed shares with respect to this item. Therefore, if you hold your shares in street name and you do not instruct your broker or other holder of record on how to vote with respect to this item, no votes will be cast on your behalf with respect to this item. These are referred to as "broker non-votes." Your broker, bank or other holder of record, however, does have discretion to vote any uninstructed shares on the ratification of the appointment of the independent registered public accounting firm (Item 2). If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

How We Count the Votes

If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election. In counting votes to ratify the appointment of the independent registered public accounting firm, broker non-votes and abstentions will have no effect on the outcome of these votes.

Voting by Proxy

We are sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the designated proxies named by the Board of Directors. All shares of common stock represented at the annual meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you

sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our Board of Directors.

The Board of Directors unanimously recommends a vote:

- **"FOR" each nominee for director; and**
- **"FOR" the ratification of the appointment of Crowe LLP to serve as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment as to how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your common stock may be voted by the persons named on the proxy card on the new meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

Voting Via the Internet or by Telephone

Instead of voting by mailing a proxy card, registered stockholders can vote their shares of BV Financial common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the proxy card. **The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern Time, on May 6, 2026.**

Revoking Your Proxy

Whether you vote by mail or via the Internet or by telephone, if you are a registered stockholder, you may revoke your proxy by:

- sending a written statement to that effect to our Corporate Secretary;
- submitting a properly signed proxy card with a later date;
- voting via the Internet or by telephone at a later time so long as such vote is received by the applicable time and date set forth above for registered stockholders; or
- voting in person at the annual meeting (Note: Attendance at the annual meeting will not in itself constitute revocation of your proxy).

If you hold your shares through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from your bank, broker, trustee or nominee to change those instructions.

Participants in the ESOP and the 401(k) Plan

If you are a participant in the ESOP, you will receive a voting instruction card that reflects all the shares that you may direct the ESOP trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but you may direct the trustee how to vote the shares of BV Financial common stock allocated to your ESOP account. The ESOP trustee will vote all unallocated shares of BV Financial common stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to fulfilling its fiduciary duties.

If you hold shares of Company common stock in the 401(k) Plan, you will receive a voting instruction card that reflects all shares that you may direct the 401(k) Plan trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, you may direct the 401(k) Plan trustee how to vote the shares allocated to your account. If the 401(k) Plan trustee does not timely receive your voting instructions, the 401(k) Plan trustee will be instructed to vote your shares in the same proportion as the voting instructions received from other 401(k) Plan participants.

The deadline for returning your voting instruction cards to the ESOP trustee and/or the 401(k) Plan trustee is April 30, 2026.

CORPORATE GOVERNANCE

General

The Company periodically reviews its corporate governance policies and procedures to ensure that it meets the highest standards of ethical conduct, reports results with accuracy and transparency and fully complies with the laws, rules and regulations that govern its operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Director Independence

The Board of Directors currently consists of nine members. The Board of Directors has determined that each of our directors, with the exception of President and Chief Executive Officer Timothy L. Prindle, is "independent" as defined in the listing standards of the Nasdaq Stock Market. Mr.Prindle is not independent because he is an executive officer. In determining the independence of directors, the Board of Directors has considered transactions, relationships and arrangements between the Company and its directors disclosed in this proxy statement under the heading *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons."*

Board Leadership Structure and Board's Role in Risk Oversight

The Board of Directors has determined that the separation of the offices of Chairperson of the Board and President and Chief Executive Officer enhances Board independence and oversight. Moreover, the separation of these offices allows the President and Chief Executive Officer to better focus on his responsibilities of managing the daily operations of the Company and BayVanguard Bank, while allowing the Chairperson of the Board to lead the Board of Directors in its fundamental role of providing advice to, and independent oversight of, management. Gary T. Amereihn serves as the Chairperson of the Board, and he is considered independent under the listing standards of the Nasdaq Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face several risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management also attends Board meetings and is available to address any questions or concerns raised by the Board of Directors on risk management and any other matters.

Committees of the Board of Directors

We conduct business through meetings of our Board of Directors and its committees. The Board of Directors of BV Financial has established standing committees, including a Compensation Committee, an Audit Committee and a Governance and Nominating Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. The charters of all three committees are available in BV Financial Inc. Policies and Charters portion of the Investor Relations section of BayVanguard Bank's website (www.bayvanguard.com).

The table below sets forth the directors of each of the listed standing committees. Each member of each committee meets the Nasdaq and the Securities and Exchange Commission independence requirements for such committee.

Audit Committee	Compensation Committee	Governance and Nominating Committee
William Streett Baldwin*	Gary T. Amereihn*	Joshua W. Posnick*
William B. Crompton	William Streett Baldwin	Brian McHale
Machteld V. Thomas	Joseph S. Galli	Machteld V. Thomas

** Denotes Chairperson*

Audit Committee. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that William Streett Baldwin, a certified public accountant, is an "audit committee financial expert" as that term is defined in the rules and regulations of the Securities and Exchange Commission. The report of the Audit Committee required by the rules and

regulations of the Securities and Exchange Commission is included in this proxy statement. See *"Report of the Audit Committee."* The Audit Committee met four times in 2025.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and BayVanguard Bank, establishes the compensation for the Company's and the Bank's senior management and conducts the performance review of the President and Chief Executive Officer. The Compensation Committee reviews all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. The Compensation Committee is also responsible for administering the Company's equity plans and approving grants under such plans. The Compensation Committee also considers the appropriate levels and form of director compensation and makes recommendations to the Board of Directors regarding director compensation. The Compensation Committee met one time in 2025.

Governance and Nominating Committee. The Governance and Nominating Committee assists the Board of Directors in: (1) identifying individuals qualified to become Board members, consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for the next annual meeting; (3) implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to corporate governance guidelines; (4) leading the Board in its annual review of the Board's performance; and (5) recommending directors for each committee. The Governance and Nominating Committee met three times in 2025.

Considerations Respecting Director Nominees and Candidates

Minimum Qualifications for Director Nominees. The Governance and Nominating Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in our Bylaws, which include an age limitation provision and a requirement that the candidate has not been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board of Directors or committee governing documents.

If a candidate is deemed eligible for election to the Board of Directors, the Governance and Nominating Committee will then evaluate the following criteria in selecting nominees:

- contributions to the range of talent, skill and expertise of the Board of Directors;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with our market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of our stockholders and the best interests of BV Financial;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence, as that term is defined under applicable Securities and Exchange Commission and stock exchange listing criteria;
- gender and ethnic diversity; and
- equity holdings.

The Governance and Nominating Committee will also consider any other factors it deems relevant, including diversity, competition, size of the Board of Directors and regulatory disclosure obligations.

When nominating an existing director for re-election to the Board of Directors, the Governance and Nominating Committee will consider and review an existing director's attendance and performance at Board meetings and at meetings of committees on which he or she serves; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Governance and Nominating Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Governance and Nominating Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities BayVanguard Bank serves. The Board of Directors will also consider director candidates recommended by stockholders according to the policy and procedures set forth below. The Governance and Nominating Committee has not used an independent search firm to identify nominees.

In evaluating potential nominees, the Governance and Nominating Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the criteria set forth above. If such individual fulfills these criteria, the Governance and Nominating Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Director Candidates Recommended by Stockholders. The Governance and Nominating Committee will consider director candidates recommended by stockholders who appear to be qualified to serve on our Board of Directors. However, the Governance and Nominating Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Governance and Nominating Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Governance and Nominating Committee's resources, the Governance and Nominating Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Governance and Nominating Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Governance and Nominating Committee, care of the Corporate Secretary, at our main office:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Governance and Nominating Committee;
- The name and address of the stockholder as they appear on our books, and of the beneficial owner, if any, on whose behalf the nomination is made;
- The class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder and such beneficial owner;
- A description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;
- A representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice;
- The name, age, personal and business address and the principal occupation of the candidate;
- The candidate's written consent to serve as a director;
- A statement of the candidate's business and educational experience and all other information relating to such person that would indicate such person's qualification to serve on the Board of Directors; and
- Such other information regarding the candidate or the stockholder as would be required to be included in our proxy statement pursuant to Regulation 14A of the Securities and Exchange Commission.

For a director candidate to be considered for nomination at an annual meeting of stockholders, the Governance and Nominating Committee must receive the recommendation at least 120 calendar days before the date of our proxy statement for the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

The business of BV Financial and BayVanguard Bank is conducted through meetings and activities of their respective Board of Directors and committees. During the year December 31, 2025, the Board of Directors of BV Financial held 4 meetings and the Board of Directors of BayVanguard Bank held eight meetings. No director attended fewer than 75% of the total meetings of the Board of Directors and of the committees on which that director served.

Director Attendance at Annual Meeting

While BV Financial has no formal policy on director attendance at annual meetings of stockholders, directors are encouraged to attend. eight of the ten directors attended the annual meeting of stockholders held on May 8, 2025.

Code of Ethics for Senior Officers

We maintain a Code of Ethics for Senior Officers, which includes the Company’s Chief Executive Officer, Chief Financial Officer and Controller. The Code of Ethics for Senior Officers addresses conflicts of interest, the treatment of confidential information, and compliance with applicable laws, rules and regulations. In addition, it is designed to deter wrongdoing and promote honest and ethical conduct, and full and accurate disclosure. The Code of Ethics for Senior Officers is available in the BV Financial Inc. Policies and Charters portion of the Investor Relations section of BayVanguard Bank’s website (www.bayvanguard.com). Any amendments to and waivers from the Code of Ethics for Senior Officers will be disclosed in the Investor Relations section of BayVanguard Bank’s website.

Employee, Officer and Director Hedging

The Company does not have anti-hedging policies or procedures that are applicable to its directors, executive officers or employees who are not executive officers and as such, hedging transactions are not prohibited.

Insider Trading Policy

We have adopted an insider trading policy applicable to directors, officers and employees of the Company that governs the purchase, sale and/or other dispositions of our common shares and other securities by our directors, executive officers, employees and any member of his or her immediate family living in his or her household. The insider trading policy prohibits trading in Company securities when the director, executive or employee has material, non-public information about the Company.

In addition to the above restrictions, the insider trading policy requires that our Section 16 officers pre-clear every transaction involving Company securities with the Company's compliance officers. Additionally, directors and certain officers are prohibited from trading in Company securities during certain blackout periods.

The foregoing summary of our insider trading policy does not purport to be complete and is qualified in its entirety by reference to the full text of the policy, a copy of which can be found as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

REPORT OF THE AUDIT COMMITTEE

BV Financial’s management is responsible for BV Financial’s internal controls and financial reporting process. Our independent registered public accounting firm is responsible for performing an independent audit of our financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles in the United States of America. The Audit Committee oversees BV Financial’s internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and with the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (United States) Auditing Standard No. 1301, *Communications with Audit Committees*, which include the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether any non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting and the overall quality of its financial reporting process.

In performing these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States of America. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, that the audit of the consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the Securities and Exchange Commission. The Audit Committee has appointed Crowe LLP to serve as the independent registered public accounting firm for the fiscal year ending December 31, 2026, subject to stockholder ratification.

Audit Committee of the Board of Directors
of
BV Financial, Inc.

William Streett Baldwin, Chairman
William B. Crompton
Machteld V. Thomas

DIRECTORS' COMPENSATION

The following table sets forth for the year ended December 31, 2025 certain information as to the total compensation we paid to our non-employee directors. Neither David Flair, our former Co-President and Chief Executive Officer nor Mr. Prindle received any compensation in his capacity as a director during the fiscal year ended December 31, 2025.

Director Compensation Table for the Year Ended December 31, 2025

Name	Fees Earned or Paid in Cash ($)
Gary T. Amereihn	$ 45,500
William Streett Baldwin	39,000
P. David Bramble	29,250
William B. Crompton, III	35,000
Joseph S. Galli	28,250
Brian K. McHale	28,200
Joshua W. Posnick	31,950
Machteld V. Thomas	31,200

Director Supplemental Retirement Agreement. BayVanguard Bank maintains an amended and restated supplemental director retirement agreement with Mr. McHale to provide certain payments to him upon his retirement or to his beneficiary if he dies

under certain circumstances. Under the agreement, Mr. McHale is entitled to a retirement benefit equal to $6,100 per year, payable in monthly installments for ten years upon retirement from the Board. If Mr. McHale dies while actively serving as a member of the board of directors, all of his accrued liability account will be paid to his beneficiary within 30 days following his death in an unreduced lump sum. If he dies during the installment payout of benefits, the remaining installments will be paid monthly to his beneficiary. If Mr. McHale separates from service following a change in control (as defined in the agreement), Mr. McHale will receive benefits under the plan as if he had retired from BayVanguard Bank upon attainment of age 70.

STOCK OWNERSHIP

The following tables provide the beneficial ownership of shares of common stock of BV Financial held by all individuals known to management to own more than 5% of our common stock at March 13, 2026, and by our directors and executive officers, individually and as a group. For purposes of these tables, a person is deemed to be the beneficial owner of any shares of common stock over which he has, or shares, directly or indirectly, voting or investment power or as to which he or she has the right to acquire beneficial ownership at any time within 60 days after March 13, 2026. The mailing address for each of our directors and executive officers is 7114 North Point Road, Baltimore, Maryland 21219.

	Number of Shares	Percent Outstanding(1)
5% Beneficial Owners:		
Alliance Bernstein, L.P. 501 Commerce Street Nashville, TN 37203	912,792 (2)	10.38%
BayVanguard Bank Employee Stock Ownership Plan 7114 North Point Road Baltimore, Maryland 21219	853,899 (5)	9.71%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	536,009 (3)	6.10%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	500,809 (4)	5.70%

(1) Based on 8,790,568 shares outstanding on March 13, 2026.
(2) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on December 4, 2025
(3) Information is based on a Schedule 13G\A filed with the Securities and Exchange Commission on October 17, 2025.
(4) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on October 30, 2025.
(5) Information is based on a 13G/A filed with the Securities and Exchange Commission on February 11, 2026.

	Number of Shares	Percent Outstanding(1)
Directors:		
Gary T. Amereihn	72,162 (2)	*
William Streett Baldwin	81,835 (3)	*
P. David Bramble	36,816 (4)	*
William B. Crompton, III	65,676 (5)	*
David M. Flair	291,582 (6)	3.29%
Joseph S. Galli	149,937 (7)	1.70%
Brian K. McHale	47,608 (8)	*
Timothy L. Prindle	433,438 (9)	4.90%
Joshua W. Posnick	33,850 (3)	*
Machteld V. Thomas	58,789 (10)	*
Executive Officers Who Are Not Directors:		
Michael J. Dee	105,915 (11)	1.20%
Gregory J. Olinde	15,749 (12)	*
All directors, nominees and executive officers as a group (13 persons)	1,413,686	15.69%

* Less than 1%.
(1) Based on 8,790,568 shares outstanding at March 13, 2026.

(2) Includes 5,000 shares held by Mr. Amereihn's spouse in her IRA and 14,698 shares of unvested restricted stock.
(3) Includes 15,464 shares of unvested restricted stock.
(4) Includes 10,000 shares held in an LLC and 15,464 shares of unvested restricted stock.
(5) Includes 11,010 shares held by a trust and 14,698 shares of unvested restricted stock.
(6) Includes options to acquire 61,244 shares, 11,948 shares allocated under the Employee Stock Ownership Plan, 73,492 shares of unvested restricted stock and 4,508 shares held in trust in the BayVanguard Bank 401(k) Plan.
(7) Includes 20,250 shares held in an LLC, 5,013 shares held by Mr. Galli's spouse in her IRA, 2,200 shares held by Mr. Galli's first daughter (including 1,300 shares held in her IRA) and 1,900 shares held by Mr. Galli's second daughter (including 1,500 shares held in her IRA) and 14,698 shares of unvested restricted stock.
(8) Includes 3,980 shares held by Mr. McHale's spouse in her IRA and 15,034 shares of unvested restricted stock.
(9) Includes 8,591 shares held in by Mr. Prindle's spouse in her IRA accounts, 73,492 shares of unvested restricted stock, 38,475 shares held in trust in the BayVanguard Bank 401(k) Plan and 5,607 shares allocated under the Employee Stock Ownership Plan.
(10) Includes 10,000 shares of stock held by Ms. Thomas's spouse in his IRA and 15,799 shares of unvested restricted stock.
(11) Includes options to acquire 12,500 shares, 78,824 shares allocated under the Employee Stock Ownership Plan and 22,500 shares of unvested restricted stock.
(12) Includes 749 shares held in trust in the BayVanguard Bank 401(k) Plan and 5,050 shares allocated under the Employee Stock Ownership Plan.

ITEMS OF BUSINESS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

BV Financial's Board of Directors consists of nine members. The Board of Directors is divided into three classes with three-year staggered terms, with one-third of the directors elected each year. The nominees for election at this year's annual meeting are Gary T. Amereihn, P. David Bramble and Brian K. McHale. Each nominee currently serves as a director of BV Financial and BayVanguard Bank.

The Board of Directors intends to vote the proxies solicited by it in favor of the election of the nominees named above. If the nominees are unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may reduce the size of the Board of Directors. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve.

The Board of Directors unanimously recommends a vote "FOR" each of the nominees for director.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The indicated age for each individual is as of December 31, 2025. The indicated period for service as a director includes service as a director of BayVanguard Bank. There are no family relationships among the directors.

Director Nominees for Term Expiring in 2029

Gary T. Amereihn. Mr. Amereihn retired from Kopernik Bank in 2019 as part of BayVanguard Bank's acquisition of Kopernik Bank, having served as Kopernik Bank's Chairman and Chief Financial Officer from 1992 to 2019. Mr. Amereihn serves as the Chairman of the Board of BV Financial and BayVanguard Bank. Mr. Amereihn's past service as a chairman, chief executive officer and chief financial officer of a financial institution and his participation in the communities we serve brings an extensive knowledge of the financial, economic and regulatory challenges we face as well as knowledge of the local economy and business opportunities for BayVanguard Bank. Age 71. Director since 2019.

P. David Bramble. Mr. Bramble has been a managing partner at MCB Real Estate, LLC ("MCB") since 2005 and has been working in real estate investment for over 20 years. He dedicates his time to sourcing and capitalizing transactions and overseeing project underwriting and execution. Prior to MCB, Mr. Bramble served as the director of commercial lending for a regionally-based full-service lending firm –Madison Funding – which he co-founded in 2000. Prior to that, Mr. Bramble worked for the law firm of Steptoe & Johnson LLP where he provided corporate and real estate advisory services. Mr. Bramble serves as the Chairman of the Board of Lendistry, a fintech enabled CDFI focused on providing small business capital to underserved communities nationwide. He serves on the investment committee and board of the Robert W. Deutsch Foundation, which invests in innovative people, projects, and ideas that improve the quality of life in Baltimore. He also serves on the boards of Johns Hopkins Bayview Hospital, Ronald McDonald House, UPENN Institute for Urban Research and the Baltimore Tree Trust. The Board believes that Mr. Bramble provides

the Board with extensive knowledge regarding financial, economic and legal matters and knowledge of our market area due to his long-standing involvement in our local community. Age 47. Director since 2023.

Brian K. McHale. Mr. McHale has been a Steamship Clerk with International Longshoremen's Association Local 953 located in Baltimore, Maryland since 1972 and from 1990 until 2014 he was a state delegate to the Maryland General Assembly. Mr. McHale's long-standing involvement in our local community brings knowledge of the local economy and business opportunities to BayVanguard Bank. His leadership skills and knowledge of the financial, economic and regulatory challenges we face make him well suited to serve on the Board. Age 71. Director since 1987.

Directors Continuing in Office with Terms Expiring in 2027

Joseph S. Galli. For over 30 years, Mr. Galli has been an Executive Vice President of The Bernstein Companies, which is an owner, developer, investor and manager of commercial, residential, industrial and hotel properties in the Mid-Atlantic region of the United States. Within The Bernstein Companies, Mr. Galli is a managing director of Consortium Capital, which is a series of real estate equity funds that invest in commercial real estate throughout the Mid-Atlantic. Mr. Galli is also the Chairman of the Government Relations Committee for the Washington, D.C. chapter of Autism Speaks. Mr. Galli's experience and long-standing involvement in our local community provides the Board with business management skills and knowledge regarding real estate and business matters in our market area. Age 62. Director since 2015.

Timothy L. Prindle. Mr. Prindle became the Chief Executive Officer of BV Financial and BayVanguard in 2026 and prior to that was the Co-President and Chief Executive Officer of BV Financial and BayVanguard since 2019. Previously he served as President and Chief Executive Officer of Kopernik Bank since 2012 before it was acquired by BayVanguard in 2019. Mr. Prindle began his career as a Bank Examiner at the Office of Thrift Supervision. In addition to his wide range of management experience and leadership skills, Mr. Prindle's strong regulatory background and his knowledge and understanding of the financial, economic and regulatory environments make him a valuable asset to the Board. Age 40. Director since 2019.

Machteld V. Thomas. Ms. Thomas retired from North Arundel Savings Bank in 2021 as part of BV Financial's acquisition of North Arundel Savings Bank, having served as the President and Chief Executive Officer for 14 years before the acquisition. Ms. Thomas serves on the board of directors of Bello Machre, a nonprofit that offers care and support for children and adults with developmental disabilities. Ms. Thomas' past service as a chief executive officer of a financial institution and her participation in the communities we serve brings an extensive knowledge of the financial, economic and regulatory challenges we face as well as knowledge of the local economy and business opportunities for BayVanguard Bank. Age 71. Director since 2022.

Directors Continuing in Office with Terms Expiring in 2028

William Streett Baldwin. For over 35 years, Mr. Baldwin has been a director of Ellin & Tucker, Chartered, a business consulting and certified public accounting firm located in Baltimore, Maryland. Mr. Baldwin is a certified public accountant and is a member of the American Institution of Certified Public Accountants and the Maryland Association of Certified Public Accountants. Through his experience as a certified public accountant and his strong risk assessment, financial reporting and internal control expertise, as well as extensive knowledge of accounting and regulatory issues, Mr. Baldwin provides an understanding of public accounting and financial matters to the Board. Age 63. Director since 2012.

William B. Crompton, III. Mr. Crompton served as a Director of Kopernik Bank from 2017 until its acquisition by BV Financial in 2019. Mr. Crompton retired from the Office of the Comptroller of the Currency in 2015. Mr. Crompton had held managerial positions in the Office of the Comptroller of the Currency, Office of Thrift Supervision and Federal Home Loan Bank System for over 30 years. With his background of directly working in and managing the examination and supervision of financial institutions at several bank regulatory agencies, Mr. Crompton provides the Board with extensive knowledge regarding regulatory matters and the financial and economic challenges confronting banks. Age 72. Director since 2019.

Joshua W. Posnick. Mr. Posnick was recently named Global Head of Capital Markets at Trammell Crow Company, a commercial real estate developer and investor, located in Dallas, TX. From 2022 through 2025, Mr. Posnick was the Senior Managing Director of Capital Markets for Mill Creek Residential, a real estate development and management company, located in

Washington, D.C. Mr. Posnick provides the Board with business management skills and knowledge regarding real estate and business matters in our market area. Age 40. Director since 2019.

Executive Officers Who Are Not Directors

The following sets forth information regarding our executive officers who are not directors. Age information is as of December 31, 2025.

Michael J. Dee. Mr. Dee was our Senior Vice President and Chief Financial Officer since 2014 before he was named our Executive Vice President and Chief Financial Officer in 2019. Age 65.

Gregory J. Olinde. Mr. Olinde has been our Executive Vice President and Chief Credit Officer and Delmarva Market President since 2020. Mr. Olinde was Executive Vice President, Chief Credit Officer for 1880 Bank from 2013 to 2020, when 1880 was acquired by BayVanguard Bank. Age 58.

Rose M. Searcy. Ms. Searcy has been with the Bank since 1992 and became our Executive Vice President, Human Resources in 2021. Age 52.

Item 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

On February 20, 2026, BV Financial notified Forvis Mazars, LLP ("Forvis"), of its dismissal as its independent registered public accounting firm, effective upon Forvis' completion of its audit of BV Financial's consolidated financial statements for the fiscal year ended December 31, 2025 and the filing of the Company's 2025 Annual Report on Form 10-K. The decision to dismiss Forvis was approved by the Audit Committee of BV Financial's Board of Directors. The dismissal was not related to any disagreements with Forvis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of Forvis on the consolidated financial statements of BV Financial for each of the past two fiscal years ended December 31, 2025 and December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During BV Financial's two most recent fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 through March 25, 2026: (i) there were no disagreements with Forvis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to Forvis' satisfaction, would have caused Forvis to make reference to the subject matter of the disagreement in connection with its reports, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission.

On February 20, 2026, the Audit Committee approved the engagement of Crowe LLP ("Crowe") as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2026, effective as of the Effect Date. The Company's formal engagement of Crowe remains subject to the completion of Crowe's standard client acceptance procedures and execution of an engagement letter.

During BV Financial's two most recent fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 through March 25, 2026, neither BV Financial nor anyone on its behalf consulted with Crowe regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on BV Financial's consolidated financial statements, and neither a written report nor oral advice was provided to BV Financial that Crowe concluded was an important factor considered by BV Financial in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities and Exchange Commission) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission).

At the annual meeting, stockholders will consider and vote on the ratification of the Audit Committee's engagement of Crowe for the year ending December 31, 2026. A representative of Crowe is expected to be available during the annual meeting and may respond to appropriate questions and make a statement if he or she so desires.

Even if the engagement of Crowe is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of BV Financial and its stockholders.

The Board of Directors unanimously recommends that stockholders vote "FOR" the ratification of the appointment of Crowe, LLP to serve as the independent registered public accounting firm for the year ending December 31, 2026.

Audit Fees. The following table sets forth the fees that Forvis Mazars, LLP billed to the Company and the Bank for the years ended December 31, 2025 and 2024, respectively.

	2025	2024
Audit Fees	$ 204,105	$ 277,440 (1)
Audit-Related Fees	—	—
Tax Fees	29,650	27,815
All Other Fees	—	—

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm. The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. This approval process ensures that the independent registered public accounting firm does not provide any non-audit service to us prohibited by law or regulation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the year ended December 31, 2025 and 2024 certain information as to the total compensation paid to our Co-President and Chief Executive Officers and our two other most highly compensated executive officers whose total compensation exceeded $100,000 for the year ended December 31, 2025. Each executive is referred to as a "named executive officer."

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[(1)]	Option Awards ($)[(2)]	Nonequity Incentive Plan Compensation ($)	All other Compensation ($)[(3)]	Total ($)
Timothy L. Prindle, Co-President and Chief Executive Officer (4)	2025	447,486	—	—	—	357,989	51,775	857,250
	2024	434,452	—	1,456,117	1,085,235	347,562	51,869	3,375,235
David M. Flair, Co-President and Chief Executive Officer (5)	2025	447,486	—	—	—	357,989	37,031	842,506
	2024	434,452	—	1,456,117	1,085,235	347,562	37,206	3,360,572
Michael J. Dee, Executive Vice President and Chief Financial Officer	2025	255,170	4,907	—	—	102,068	51,775	413,920
	2024	247,738	4,764	445,800	221,500	99,095	51,643	1,070,540
Gregory J. Olinde, Executive Vice President and Chief Banking Officer	2025	221,783	4,265	—	—	92,313	49,289	367,650
	2024	215,323	4,141	—	66,450	64,597	52,048	402,559

(1) Reflects the aggregate grant date fair value for restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts were calculated based on the Company's stock price as of the grant date, which was $14.86 per share. Restricted stock awards vest in four approximately equal installments, with the first vesting occurring on the first anniversary of the grant date.

(2) Reflects the aggregate grant date fair value for stock options granted during the fiscal year, computed in accordance with FASB ASC Topic 718 using Black-Scholes option pricing model to estimate the fair value of stock option awards. Stock option awards vest in four approximately equal installments, with the first vesting occurring on the first anniversary of the grant date. The actual realized value of the stock options, if any, will depend on the extent to which the market value of Company common stock exceeds the exercise price of the stock options on the exercise date. Accordingly, there is no assurance that the realized value will be at or near the estimated value disclosed in the table.

(3) A break-down of the various elements of compensation in this column is set forth below: The table excludes perquisites that did not exceed $10,000 in the aggregate for each named executive officer.

(4) Mr. Prindle became the President and Chief Executive Officer of the Company and the Bank effective January 22, 2026, prior to which he was Co-President and Co-Chief Executive Officer.

(5) Mr. Flair resigned from his position as Co-President and Co-Chief Executive Officer of the Company and the Bank on January 22, 2026.

	All Other Compensation					
Name	401(k) Plan ($)	Insurance Premiums ($)	Medical Coverage ($)	ESOP Allocation ($)	Vehicle Allowance ($)	Total All Other Compensatio n ($)
David M. Flair	4,700	1,326	—	31,005	—	37,031
Timothy L. Prindle	4,700	1,326	14,744	31,005	—	51,775
Michael J. Dee	4,700	1,326	14,744	31,005	—	51,775
Gregory J. Olinde	589	1,326	11,842	26,522	9,000	49,279

Stock-Based Compensation

Set forth below is certain information regarding outstanding equity awards granted to the named executive officers at December 31, 2025:

Outstanding Equity Awards at Fiscal Year-End

	Option Awards[1]				Stock Awards[1]	
Name	**Number of securities underlying unexercised options (#) exercisable**	**Number of securities underlying unexercised options (#) unexercisable**	**Option exercise price ($)[2]**	**Option expiration date**	**Number of shares or units of stock that have not vested (#)[3]**	**Market value of shares or units of stock that have not vested ($)**
David M. Flair	61,244	183,730	14.86	09/17/2034	2,513	45,586
					73,492	1,333,145
Timothy L. Prindle	61,244	183,730	14.86	09/17/2034	1,499	27,192
					73,492	1,333,145
Michael J. Dee	12,500	37,500	14.86	09/17/2034	22,500	408,150
Gregory J. Olinde	3,750	11,250	14.86	09/17/2034	—	—

(1) Based on the closing price of the Company's stock on December 31, 2025, which was $18.14 per share.
(2) Stock option awards vest 25% per year commencing on September 17, 2025, the first anniversary of the grant date and thereafter each year on September 6.
(3) Restricted stock awards vest 25% per year commencing on September 6, 2025, the first anniversary of the grant date and thereafter each year on September 6.

BV Financial, Inc. 2024 Equity Incentive Plan. BV Financial maintains the BV Financial, Inc. 2024 Equity Incentive Plan. As of December 31, 2025, there were 48,397 restricted stock awards and 100,982 stock options remaining available for future grants under the 2024 Equity Incentive Plan.

BV Financial, Inc. 2021 Equity Incentive Plan. BV Financial also maintains the BV Financial, Inc. 2021 Equity Incentive Plan. Since the approval of the BV Financial, Inc. 2024 Equity Incentive Plan, no equity awards have been available for grant under the 2021 Equity Incentive Plan. However, as of December 31, 2025, no stock options and 9,204 previously granted unvested shares of restricted stock remain outstanding.

BV Financial, Inc. 2017 Stock Option Plan. BV Financial also maintains the BV Financial, Inc. 2017 Stock Option Plan. Since the approval of the BV Financial, Inc. 2021 Equity Incentive Plan, no stock options have been available for grants under the 2017 Stock Option Plan. However, as of December 31, 2025, 7,630 previously granted stock options remain outstanding.

Policies and Practices Related to the Grant of Certain Equity Awards

While the Company does not have formal policy or obligation that requires it to grant or award equity-based compensation on specific date, the Compensation Committee and the Board of Directors have a historical practice of not granting stock options to executive officers during closed quarterly trading windows as determined under the Company's insider trading policy. Consequently, the Company has not granted, and does not expect to grant, any stock options to any named executive officers within four business days preceding the filing with the SEC of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information to impact the value of executive compensation.

Agreements and Benefit Plans

Employment Agreements. BayVanguard Bank and BV Financial maintain an employment agreement with Mr. Prindle in 2018. The terms of the agreement automatically extend annually so that the remaining term remains three years, unless either BayVanguard Bank or the executive give written notice to the other party of non-renewal. If either party provides the other with notice of non-renewal, the term will become fixed and expire at the end of the then current term. Notwithstanding the foregoing, if BayVanguard Bank or BV Financial enters into a transaction that would constitute a change in control, as defined under the employment agreements, the term of the agreements would automatically extend so that it would expire no less than three years following the effective date of the change in control.

The employment agreement specifies the base salary of Mr. Prindle, which is currently $463,148. The Board of Directors of BayVanguard Bank may increase, but not decrease, the executive's base salary. Also, following a change in control, the Compensation Committee (or other appropriate committee) will review the executive's base salaries and will increase his base salary

by a percentage that is not less than the average annual percentage increase in base salary received by each executive over the three years immediately preceding the year in which the change in control occurs. In addition to base salary, the agreement provides that the executive will participate in any bonus plan or arrangement of BayVanguard Bank or BV Financial in which senior management is eligible to participate. The executive is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of BayVanguard Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties for BayVanguard Bank. BayVanguard Bank will also reimburse each executive for the business use of any automobile, provide or reimburse each executive with/for a cellular phone, and reimburse each executive for certain expenses incurred in connection with the executive's attendance at an annual banking conference.

BayVanguard Bank may terminate the executive's employment, or the executives may resign from his employment, at any time with or without good reason. Under the employment agreement, if BayVanguard Bank terminates the executive's employment without cause or the executive voluntary resigns for "good reason" (i.e., following a "qualifying termination event"), BayVanguard Bank will pay the executive a lump sum severance payment equal to three times the average taxable income for the five taxable years immediately preceding the year in which the termination of employment occurs. In addition, BayVanguard Bank will provide the executive with continued life insurance and non-taxable medical and dental insurance substantially comparable to the coverage provided by BayVanguard Bank immediately before the termination of employment under the same cost-sharing arrangements that apply for active employees of BayVanguard Bank as of the date of termination. The coverage will cease at the earlier of (1) the expiration of the term of the employment agreement or (2) the date on which the executive becomes a full-time employee with another employer.

Under the employment agreements, upon a change in control of BayVanguard Bank or BV Financial, the executive would receive a payment equal to three times the sum of (1) the average taxable income for the five taxable years immediately preceding the year in which the change in control occurs, (2) the matching contributions made to the 401(k) Plan for the plan year immediately preceding the year in which the change in control occurs and (3) the contribution made on the executive's behalf under the employee stock ownership plan for the plan year immediately preceding the year in which the change in control occurs. The payment will be made to the executive within ten days following the change in control. If the change in control payment provided under the employment agreements, together with any other payments or payments or benefits made to or provided to the executives, constitutes a "parachute payment" under Section 280G of the Code, the executive's payments under the employment agreements will be cut-back to an amount so that there are not parachute payments, but only if the reduction provides a greater economic benefit to the executive than if the executive received all payments and paid any excise tax due under Section 4999 of the Code.

The employment agreements terminates upon the executive's death or disability. Upon the executive's death, his beneficiary will receive the base salary the executive would have received through the end of the month in which the death occurred. In addition, for one year following his death, the executive's dependents will receive continued non-taxable medical and dental coverage.

The executive's employment also be terminated for "cause" (as defined in the employment agreements) at any time, in which case the executive will have no right to any payments or benefits, other than any vested benefits.

Separation, Consulting and Release Agreement. On January 22, 2026, BayVanguard Bank and BV Financial entered into a Separation, Consulting and Release Agreement with Mr. Flair. In consideration of Mr. Flair's execution and compliance with the Separation, Consulting and Release Agreement, including his execution of a general release, Mr. Flair received a lump sum payment of $2,142,182, less applicable tax withholding in February 2026. Additionally, Mr. Flair received the bonus he earned for the fiscal year 2025.

Pursuant to the terms of the Separation, Consulting and Release Agreement, Mr. Flair was engaged as a consultant with BV Financial as of January 22, 2026, with such role continuing until September 7, 2028, unless earlier terminated by either party via written notice. Mr. Flair will provide consulting services to the Board of Directors of BV Financial regarding the strategic business plans and opportunities of BV Financial and its subsidiaries and affiliates on an as-needed basis. In exchange for the consulting services, Mr. Flair will vest in the equity grants previously granted to him under the BV Financial, Inc, 2024 Equity Incentive Plan. Specifically, Mr. Flair will vest in 24,497 shares of restricted stock and 61,244 stock options on September 6, 2026, and 24,497 shares of restricted stock and 61,243 stock options on each of September 6, 2027, and September 6, 2028. If Mr. Flair terminates the consulting arrangement at any time and for any reason prior to September 7, 2028, he will forfeit any unvested shares of restricted stock and unexercisable stock options. If BV Financial terminates the consulting arrangement prior to September 7, 2028, Mr. Flair will receive pro rata vesting of the restricted shares and unvested stock options based on the number of days he provided services during the vesting period.

Change in Control Agreement. BayVanguard Bank maintains a change in control agreement with Mr. Dee. The change in control agreement has a term of three years and the Board of Directors of BayVanguard Bank may extend the term of the agreement by one year every July 1, so that it remains three years, unless the executive gives notice of his desire that the term not be extended.

If the executive's employment involuntary terminates for reasons other than cause, or in the event of the executive's resigns for "good reason" (as those terms are defined in the agreement), in either case within one year following a change in control, Mr. Dee will receive a severance payment, paid in a single lump sum, equal to three times his "base amount," as that term is defined for purposes of Section 280G of the Code (i.e., three times the average of the taxable compensation for the five taxable years preceding the year in which the change in control occurs). In addition, BayVanguard Bank will provide the executive with continued life insurance and non-taxable medical and dental insurance substantially comparable to the coverage provided by BayVanguard Bank immediately before the termination of employment under the same cost-sharing arrangements that apply for active employees of BayVanguard Bank as of the date of termination. The coverage will cease after 36 months. If the coverage cannot be provided to the executive, he will receive a cash payment reasonably estimated to equal the value of the coverage. If the payments and benefits paid to or provided to the executive constitute an excess parachute payment for purposes of Section 280G of the Code, the payments or benefits will be reduced to an amount that does not create and excess parachute payment.

Salary Continuation Plans. BayVanguard Bank sponsors a Salary Continuation Plan for each of Messrs. Flair and Prindle. Under the plan, if Mr. Prindle separates from service after reaching his normal retirement age under the plan (age 48), the executive will be entitled to an annual benefit of $100,000. The annual payments will commence on the first day of the second month following the separation from service and will continue for 15 years. If Mr. Prindle separates from service before reaching his normal retirement age, he will receive a benefit equal to the accrued benefit (i.e., the amount accrued to reflect the liability of BayVanguard Bank under the plan). Mr. Prindle's benefit will be paid in installments commencing on the first day of the second month following the attainment of his normal retirement age and continuing for 15 years. In connection with Mr. Flair's resignation, BayVanguard Bank and Mr. Flair entered into an amendment to Mr. Flair's Salary Continuation Plan which fixed his annual benefit at $60,000. Mr. Flair's benefit will be paid in installments commencing on the first day of the second month following the attainment of his normal retirement age and continuing for 15 years.

If Mr. Prindle dies while in service and before reaching his normal retirement age, his beneficiary will receive the accrued benefit under the plan less the benefit described in any endorsement split dollar life insurance agreement between BayVanguard Bank and the executive. If Mr. Prindle is not a party to a split dollar agreement, the accrued benefit will be paid to his beneficiary in a lump sum on the first day of the second month following the executive's death. If Mr. Prindle dies following a separation from service or while in service and after attaining his normal retirement age, his beneficiary will receive the present value of the normal retirement benefit less the benefit provided for in any endorsement split dollar life insurance agreement between BayVanguard Bank and the executive. If Mr. Prindle is not a party to a split dollar agreement, the present value of the normal retirement benefit will be paid to his beneficiary in a lump sum on the first day of the second month following the executive's death. If Mr. Prindle or Mr. Flair die after payments have commenced under the plan, his beneficiary will receive the present value of the remaining benefit payments less the benefit provided for in any endorsement split dollar life insurance agreement between BayVanguard Bank and the executive. If the executive is not a party to a split dollar agreement, the present value of the remaining benefit payments will be paid to his beneficiary in a lump sum on the first day of the second month following the executive's death.

If Mr. Prindle involuntarily separates from service or separates from service for good reason, in either case, within two years following a change in control, the executive will receive the present value of the normal retirement benefit, payable in a lump sum on the first day of the second month following the separation from service.

If the Mr. Prindle becomes disabled while in service and before his normal retirement age, he will receive the normal retirement benefit, as if he had attained his normal retirement age. The benefit will be paid commencing on the first day of the second month following his normal retirement age and will continue for 15 years.

Executive Split Dollar Agreement. BayVanguard Bank has purchased life insurance policies covering certain officers, including Mr. Flair. Although the Bank owns these policies, the individuals have an interest in the policy proceeds paid at their death. BayVanguard Bank has entered into an Executive Split Dollar Agreement with Mr. Flair. Under the Split Dollar Agreement, upon Mr. Flair's death, his beneficiaries will receive a death benefit in the amount of the lesser of (1) the present value of the benefit Mr. Flair would have received under as the normal retirement benefit under the Salary Continuation Plan (as if he had attained age 68 immediately before his death if he dies before age 68) or, if Mr. Flair is in pay status under the Salary Continuation Plan, the present value of the remaining payments that would be due under the Salary Continuation Plan or (2) the net death proceeds (i.e., the total death proceeds of the life insurance policy minus the cash surrender value). Each year, BayVanguard Bank imputes income to Mr. Flair to reflect the value of the life insurance coverage provided under the Split Dollar Agreement. The Split Dollar Agreement terminates upon the occurrence of (1) the surrender, lapse or other termination of the underlying life insurance policy, (2) cessation of BayVanguard Bank's business, which is not continued by any successor, (3) written notice of termination of the agreement by either

party to the agreement, (4) bankruptcy, receivership, or dissolution of BayVanguard Bank, or (5) distribution of the death benefits in accordance with the terms of the agreement. BayVanguard Bank has agreed to maintain the Executive Split Dollar Agreement with Mr. Flair in accordance with its terms following Mr. Flair's resignation from his position as Co-President and Chief Executive Officer of BayVanguard Bank and BV Financial.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of our equity securities, file reports of ownership and changes in ownership with the Securities Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of the reports we have received and of written representations provided to us by the individuals required to file the reports, we believe that each executive officer, director and greater than 10% beneficial owner has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2025, except for the following two late forms filed by Joseph S. Galli : (1) a Form 4 to report a sale through his daughter's IRA and (2) a Form 4 to report eight sales through his daughter's IRA.

Transactions with Related Persons

Loans and Extensions of Credit. Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as BayVanguard Bank, to their executive officers and directors in compliance with federal banking regulations. BayVanguard Bank makes loans to its executive officers and directors in the ordinary course of business. BayVanguard Bank has adopted written policies governing these loans. In accordance with federal regulations, all such loans or extensions of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to BayVanguard Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved in advance by the Board of Directors with any interested director abstaining.

Other Transactions. During the year ended December 31, 2022, BayVanguard Bank entered into an agreement with MCB Real Estate, LLC to lease space for the new location of the Bayview branch in Baltimore. Mr. Bramble is the managing partner at MCB and has an ownership interest of 22.5% in MCB. Mr. Bramble was not a director or a nominee for election to the board of directors at the time BayVanguard Bank entered into the lease agreement. Rent payments made by BayVanguard Bank to MCB under the agreement totaled $56,000 as of December 31, 2024 and the remaining amount of rent outstanding under the agreement is approximately $400,000 over the remaining even year term of the lease.

SUBMISSION OF STOCKHOLDER BUSINESS PROPOSALS AND NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for its next annual meeting no later than December 3, 2026. If next year's annual meeting is held on a date that is more than 30 calendar days from May 8, 2026, a stockholder proposal must be received by a reasonable time before we begin to print and mail our proxy solicitation materials for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

Under Securities and Exchange Commission Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the annual meeting of stockholders to be held in 2027 must give the Company notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's annual meeting, or by March 8, 2027.

In addition to the requirement set forth under Securities and Exchange Commission Rule 14a-19, under the Company's Bylaws, for a stockholder to properly bring business before an annual meeting or make nominations for the election of directors, the stockholder must give written notice to our Corporate Secretary at our principal executive office not less than 90 days nor more than 100 days before the anniversary of the prior year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before the anniversary of the prior year's annual meeting of stockholders, such written notice

will be timely only if delivered or mailed to and received by the Corporate Secretary at the principal executive office no earlier than the day on which public disclosure of the date of such annual meeting is first made and not later than the 10th day following the earlier of the day notice of the meeting was mailed to stockholders or such public disclosure was made. Such written notice must also contain the information specified by the Bylaws.

STOCKHOLDER COMMUNICATIONS

Stockholders who wish to communicate with the Board of Directors or an individual director should do so in writing to BV Financial, Inc., 7114 North Point Road, Baltimore, Maryland 21219. Depending on the subject matter, the Secretary will forward the communication, handle the inquiry directly, or not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic or is unduly hostile, threatening, illegal or otherwise inappropriate. Communications regarding financial or accounting policies may be made in writing to the Chairman of the Audit Committee, at the same address. All other communications should be sent in writing to the attention of the Chair of the Governance and Nominating Committee at the same address.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation and will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses they incur in sending proxy materials to the beneficial owners of Company common stock. In addition to soliciting proxies by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is included with this proxy statement. Any stockholder who has not received a copy of the Annual Report on Form 10-K may obtain a copy by writing to our Corporate Secretary or by accessing a copy online. See "*Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 7, 2026*."

The Annual Report on Form 10-K is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

If you and others who share your address own your shares of Company common stock in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Please vote by marking, signing, dating, and promptly returning a proxy card or by voting via the Internet or by telephone.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-41764

BV FINANCIAL, INC.
(Exact name of Registrant as specified in its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	**14-1920944** (I.R.S. Employer Identification No.)
7114 North Point Road **Baltimore, Maryland** (Address of principal executive offices)	**21219** (Zip Code)

Registrant's telephone number, including area code: (410) 477-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BVFL	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO X

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	X	Smaller reporting company	X
Emerging growth company	X		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO X

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on June 30 , 2025, the end of the Company's second fiscal quarter was approximately $128,376,335.The number of shares of Registrant's Common Stock outstanding as of March 25, 2026 was 8,750,737.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2026 Annual Meeting of Stockholders (Part III)

Auditor Firm Id: 686 Auditor Name: Forvis Mazars, LLP Auditor Location: Tysons, Virginia, United States

Table of Contents

PART I

Item 1. Business.

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," "will," "would," "should," "could" or "may," and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies and financial condition and results of operations;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, including potential recessionary conditions or slowed economic growth caused by supply chain disruption or otherwise that are worse than expected;
- changes in the level and direction of loan delinquencies and write-offs and changes in the calculation methodology and the estimates of the adequacy of the allowance for credit losses;
- our ability to access cost-effective funding;
- changes in liquidity, including the size and composition of our deposit portfolio, and the percentage of uninsured deposits in the portfolio;
- fluctuations in real estate values and both residential and commercial real estate market conditions;
- demand for loans and deposits in our market area;
- our ability to implement and change our business strategies;
- competition among depository and other financial institutions;
- inflation and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments or our level of loan originations or prepayments on loans we have made and make;
- adverse changes in the securities markets;
- changes in the determination of goodwill;
- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;
- changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
- the imposition of tariffs or other domestic or international governmental policies and any retaliatory responses;
- the impact of any federal government shutdown;
- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive to implement than expected;
- system failure or cyber-security breaches of our information technology infrastructure;
- the failure to maintain current technologies and/or successfully implement future information technology enhancements;
- the inability of third-party providers to perform as expected;
- our ability to manage market risk, credit risk and operational risk in the current economic environment;
- our ability to enter new markets successfully and capitalize on growth opportunities;
- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;
- changes in consumer spending, borrowing and savings habits;
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;
- our ability to retain and attract key employees;
- our compensation expense associated with equity allocated or awarded to our employees; and
- changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

BV Financial, Inc.

BV Financial, Inc. (“BV Financial,” the “Company” or “we”) was organized as a federal corporation and savings and loan holding company in January 2005 as part of the mutual holding company reorganization of Bay-Vanguard Federal Savings Bank. In February 2019, the Company became a Maryland-chartered corporation and a bank holding company. The Company is a registered bank holding company subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

On January 19, 2023, BayVanguard, M.H.C., Inc. (the "MHC") adopted a Plan of Conversion and Reorganization (the “Plan”) pursuant to which the MHC reorganized from the two-tier mutual holding company structure to the fully-public stock holding company structure (the “Conversion”). The conversion was consummated on July 31, 2023 on which date the MHC ceased to exist.

The Company conducts its operations primarily through its wholly owned subsidiary, the Bank, a Maryland-chartered commercial bank. At December 31, 2025, the Company had total assets of $912.2 million, loans of $754.9 million, deposits of $676.1 million, and stockholders’ equity of $183.8 million.

The executive offices of BV Financial are located at 7114 North Point Road, Baltimore, Maryland 21219, and its telephone number is (410) 477-5000. Our website address is *www.bayvanguard.com*. Information on our website is not and should not be considered a part of this annual report.

BayVanguard Bank

Originally chartered in 1873, the Bank is a Maryland-chartered commercial bank headquartered in Baltimore, Maryland and is a full-service community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses. BayVanguard Bank’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in commercial real estate loans (commercial – owner occupied and commercial – investor), one- to four-family real estate loans (one- to four-family – owner occupied and one- to four-family – non-owner occupied) and, to a lesser extent, commercial loans, construction and land loans, marine loans, farm loans and certain consumer loans. In recent years, we have increased our focus, consistent with our conservative underwriting

standards, on originating commercial real estate and commercial loans. We also invest in investment securities. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities. Our primary sources of funds are deposits and principal and interest payments on loans and securities. BayVanguard Bank offers a variety of deposit accounts, including noninterest-bearing and interest-bearing checking accounts, money market accounts, savings accounts and certificates of deposit.

The Bank is subject to comprehensive regulation and examination by the Office of the Commissioner of Financial Regulation for the State of Maryland (the "OCFR") and the Federal Deposit Insurance Corporation (the "FDIC"). BayVanguard Bank is a member of the Federal Home Loan Bank system.

Market Area

We conduct our operations from our main office, and 12 branch offices, all of which are located in the Baltimore metropolitan area (Baltimore City, Anne Arundel, Baltimore and Harford Counties, Maryland) and Dorchester and Talbot Counties, Maryland on the Eastern Shore of Maryland. Our investment real estate group makes loans both inside and outside our market area.

The economy in our primary market area has benefited from being varied and diverse, with a broad economic base.

Competition

We face competition within our market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from mortgage banking firms, non-banking financial institutions, consumer finance companies, credit unions and financial technology or "fintech" companies, and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies.

Lending Activities

General. Our principal lending activity is the origination of commercial real estate loans, one- to four-family real estate loans and, to a lesser extent, commercial loans, construction and loan loans, marine loans, farm loans and certain consumer loans. Our lending function focuses on three areas – consumer, community, and investment real estate. The consumer group generally includes loans made to our customer base (e.g., mortgages) and through local brokers (e.g., marine lending). The community group generally includes loans serving the business needs of the communities in our market area, including through non-owner occupied residential lending, commercial real estate lending and other commercial lending. In 2020, we established the investment real estate group charged with originating larger real estate loans, primarily non-owner occupied commercial real estate loans, both inside and outside of our market area.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated. At December 31, 2025 and 2024, we had no loans held for sale.

	At December 31,			
	2025		2024	
(dollars in thousands)	Amount	Percent	Amount	Percent
Real Estate Loans:				
One to four family - owner occupied	**$ 163,964**	**21.72%**	$ 141,867	19.23%
One to four family - non-owner occupied	**94,511**	**12.52%**	99,824	13.53%
Commercial owner occupied	**79,730**	**10.56%**	82,614	11.20%
Commercial investor	**321,675**	**42.61%**	328,680	44.56%
Construction and land	**36,441**	**4.83%**	30,578	4.14%
Farm Loans	**7,231**	**0.96%**	11,329	1.54%
Marine and other consumer loans	**14,914**	**1.98%**	16,772	2.27%
Guaranteed by the U.S. Government	**2,175**	**0.29%**	2,902	0.39%
Commercial	**34,280**	**4.54%**	23,194	3.14%
Total loans receivable, gross	**754,921**	**100.00%**	737,760	100.00%
Allowance for credit losses	**(6,437)**		(8,522)	
Total loans receivable, net	**$ 748,484**		$ 729,238	

Net deferred origination (fees) and costs for the year ended December 31, 2025 and 2024 were ($2.2) million and ($2.2) million, respectively.

Contractual Maturities. The following table sets forth the contractual maturities of our total loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

(dollars in thousands)	1-4 Family Owner Occupied	1-4 Family Non-Owner Occupied	Commercial Real Estate Owner Occupied	Commercial Real Estate-Investor	Construction & Land	Farm	Marine and Other Consumer	U.S. Government Guaranteed	Commercial	Total
One year or Less 2025	$ 2,052	$ 7,795	$ 7,541	$ 23,214	$ 19,677	$ 1,916	$ 175	$ 58	$ 15,264	$ 77,692
> 1 year - 5 years 2026-2029	6,747	18,404	17,630	144,618	14,231	-	954	204	10,917	213,705
>5 to 15 years 2030-2039	25,328	26,953	36,249	114,763	978	2,846	4,574	1,547	5,280	218,518
> 15 years 2040 +	129,837	41,359	18,310	39,080	1,555	2,469	9,211	366	2,819	245,006
Total	$ 163,964	$ 94,511	$ 79,730	$ 321,675	$ 36,441	$ 7,231	$ 14,914	$ 2,175	$ 34,280	$ 754,921

The following table sets forth our fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026.

	Due After December 31, 2026		
(dollars in thousands)	Fixed	Variable	Total
One to four family - owner occupied	$ 121,635	$ 40,276	$ 161,911
One to four family - non-owner occupied	38,297	48,418	86,715
Commercial owner occupied real estate	29,724	42,466	72,190
Commercial investor real estate	195,470	103,375	298,845
Construction and land	3,316	13,448	16,764
Farm Loans	2,384	2,931	5,315
Marine and other consumer loans	14,325	414	14,739
Guaranteed by the U.S. Government	2,117	—	2,117
Commercial	11,820	6,813	18,633
Total	$ 419,088	$ 258,141	$ 677,229

Commercial Real Estate Lending. At December 31, 2025, we had $401.4 million in commercial real estate loans, representing 53.2% of our total loan portfolio. Of this amount, we had $79.7 million in owner occupied commercial real estate loans and $321.7 million in commercial – investor real estate loans. Our commercial real estate loans are secured by a variety of properties, including multi-family, retail, smaller suburban office buildings, shopping centers and hotels.

Our commercial real estate loans are generally originated as five- to ten-year balloon loans and are amortized over 20 to 25 years. Interest rates on such loans are generally priced at origination to the Five-Year U.S. Treasury Constant Maturity, plus a margin.

The maximum loan-to-value ratio of our commercial real estate loans is generally 80% of the lower of purchase price or appraised value of the properties securing the loan and generally requires a minimum debt-service coverage ratio of 1.25x.

We consider a number of factors in originating commercial real estate loans. In addition to the debt-service coverage ratio, we evaluate the loan purpose, the quality of collateral and the borrower's qualifications, experience, credit history, cash flows and financial statements and sources of repayment. Personal guarantees are generally obtained from the principals. We gather information on environmental risks associated with commercial properties and also require appropriate insurance coverage on properties securing real estate loans. In addition, the borrower's and guarantor's financial information is monitored on an ongoing basis by requiring periodic financial statement updates. We also purchase and participate in commercial real estate loans from other financial institutions. Such loans are subject to the same underwriting criteria and loan approval requirements applied to loans originated by BayVanguard Bank. BayVanguard independently undertakes this analysis prior to its decision to purchase and/or participate in any commercial loan from another financial institution.

At December 31, 2025, $225.4 million, or 56.1% of our commercial real estate loans (which include both commercial–owner occupied and commercial–investor loans) and 39.7% of our total loan portfolio, were secured by collateral located

outside of Maryland in 38 states throughout the United States. We generally underwrite these loans under the same methodology and terms that are used for our in-state loans.

At December 31, 2025, the average loan balance outstanding in the commercial real estate loan portfolio was $1.1 million and the largest individual commercial real estate loan outstanding, net of participations sold, was a $13.3 million loan secured by multifamily real estate. This loan was performing in accordance with its original repayment terms at December 31, 2025.

One- to-Four Family Residential Real Estate Lending. Our one-to four-family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance homes. At December 31, 2025, we had $258.5 million of loans secured by one- to four-family residential real estate, representing 34.2% of our total loan portfolio, of which $215.8 million, or 83.5% are secured by properties located in Maryland. At December 31, 2025, $94.5 million, or 36.6% of the one- to four-family residential real estate loan portfolio and 12.5% of the total loan portfolio, was secured by non-owner occupied properties. We generally will not make loans in excess of 80% loan to value on non-owner occupied properties.

Generally, our one- to four-family residential real estate loans have terms of up to 30 years. At December 31, 2025, 65.1% of our one- to four-family residential real estate loans were fixed-rate loans and 34.9% were adjustable-rate loans. Generally, our adjustable-rate mortgage loans have initial repricing terms of five years. Following the initial repricing term, such loans adjust annually for the balance of the loan term. Adjustable-rate mortgage loans are indexed to the One- or Five-Year U.S. Treasury Constant Maturity rate, plus a margin.

Loan-to-value ratios are determined by collateral type and occupancy level. We generally limit the loan-to-value ratios of our residential mortgage loans without private mortgage insurance to 80%. Loans where the borrower obtains private mortgage insurance may be made in excess of this limit, up to 97% of the value of the property.

We do not offer “interest only” mortgage loans on permanent, owner occupied, one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan), but we do offer such loans on one- to four-family non-owner occupied loans. At December 31, 2025, $9.5 million of our one- to four-family non-owner occupied loans were “interest only” loans. All such loans were performing in accordance with their original repayment terms. We do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not have a “subprime lending” program for one- to four-family residential real estate loans (i.e., loans that generally target borrowers with weakened credit histories).

Commercial Lending. At December 31, 2025, we had $34.3 million of commercial loans outstanding, representing 4.5% of the total loan portfolio. We originate commercial loans, including equipment loans and business acquisition loans, floor plan loans and lines of credit to small- and medium-sized companies in our market area. Our commercial loan portfolio consists of secured loans and unsecured loans. Generally, secured loans can have a loan-to-value ratio of up to 90% of the collateral securing the loan. We generally require our commercial business borrowers to maintain their principal deposit accounts with us, which improves our overall interest rate spread and profitability. We may increase this type of lending in the future.

The commercial loans that we offer are variable- and fixed-rate loans, generally for a one- to ten-year term. Variable interest rates are indexed to the Prime Rate as published in the Wall Street Journal, plus a margin. Commercial loans typically have shorter terms to maturity and higher interest rates than commercial real estate loans.

When making commercial loans, we consider the financial statements, lending history and debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral, if any, and whether the loan is guaranteed by the principals of the borrower.

At December 31, 2025, our largest commercial loan relationship totaled $6.4 million and was secured by real estate secured margined notes receivable. At December 31, 2025, this loan was performing in accordance with its contractual terms.

Construction and Land Lending. We make construction loans, mostly to builders and commercial borrowers for owner occupied projects. We also originate a limited amount of land loans. At December 31, 2025, our construction and land loans totaled $36.4 million, representing 4.8% of our total loan portfolio, and included $23.4 million of land loans. Most of our construction and land loans are secured by properties located in our market area.

Construction loans generally have a maximum term of 24 months. Construction loans are limited to 80% of the appraised value on residential construction/rehab loans (lot and improvements), 75% of the appraised value on non-residential construction loans and 90% of appraised value on residential owner-occupied dwellings, with adequate mortgage insurance. At December 31, 2025, our largest construction loan was for $11.8 million, all of which was outstanding. This loan was performing according to its contractual terms at December 31, 2025.

Land development loans are generally secured by vacant land located in Maryland and in process of improvement. We generally originate land loans up to 75% of the lower of cost or as completed appraised value. These loans generally have a maximum term of 24 months. At December 31, 2025, our largest land loan had an outstanding balance of $12.5 million and it was performing in accordance with its original repayment terms.

Marine Lending. At December 31, 2025, we had $13.4 million, or 1.8% of our total loans, of marine loans. Marine loans are typically made through two, long-standing, dealer and broker relationships, and, to a much lesser extent, walk-in applications. These loans typically have a maximum loan term of 20 years and are made at a fixed rate. Marine loans are generally limited to no more than 90% of retail price plus taxes and fees or survey value or NADA Marine Appraisal Guide value, whichever is less.

Farm Lending. At December 31, 2025, we had $7.2 million, or 1.0% of our total loans, of farm loans. The farm loan portfolio consists of loans to farmers and agricultural businesses, most of which are located on the Eastern Shore of Maryland. These loans typically have a five-year term and are made at a fixed rate, indexed to the Five-Year U.S. Treasury Constant Maturity rate, plus a margin. We generally limit farm loans to 80% of the purchase price or appraised value of land and 90% of the purchase price or market value of equipment, whichever is less.

Other Consumer Lending. We originate limited amounts of consumer loans apart from marine loans. At December 31, 2025, our consumer loan portfolio totaled $1.5 million, or 0.2% of our total loan portfolio. The consumer loans that we originate generally consist of loans secured by automobile loans, deposits and miscellaneous other types of installment loans and are generally only provided to existing lending clients upon request.

Guaranteed by the U.S. Government. We have in the past purchased the guaranteed portion of U.S. Department of Agriculture and SBA loans in the secondary market, though we are no longer actively engaged in this market. Such loans totaled $2.2 million at December 31, 2025. We are also authorized lenders under the SBA's 7(a) and 504 programs and have originated loans under those programs in the past.

Loan Underwriting Risks

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors to provide monthly, quarterly, semi-annual or annual financial statements, depending on the size of the loan or lending relationship, on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Adjustable-Rate One- to Four-Family Residential Real Estate Loans. Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the

underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in market interest rates may be limited.

Commercial Loans. Commercial loans have greater credit risk than one- to four-family residential real estate loans. Our commercial loans are made based primarily on historical and projected cash flows of the borrower, the borrower's experience and stability and the value and marketability of the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not materialize as forecasted, and collateral securing loans may fluctuate in value because of economic or individual performance factors. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself and the general economic environment in our market area. In addition, commercial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts. Accordingly, financial information is obtained from the borrowers to evaluate cash flow sufficiency and is periodically updated during the life of the loan.

Construction and Land Lending. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Risk of loss on a construction loan also depends on the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. If the estimate of construction costs is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction loans also carry the risk that construction will not be completed on time in accordance with specifications and projected costs. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Land loans generally involve greater credit risk than long-term financing on developed real estate. If a loan is made on property that is not yet approved for the planned development, there is a risk that necessary approvals will not be granted or will be delayed. Risk of loss on a land loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of development costs is inaccurate, we may be required to advance additional funds beyond the amount originally committed to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Land loans also carry the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, repayment of these loans can be dependent on the sale of the property to third parties, and the ultimate sale or rental of the property may not occur as anticipated.

Marine Lending. Marine loans may entail greater risk than one- to four-family residential real estate loans. Repossessed collateral for a defaulted marine loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Further, any collateral securing such loan may depreciate over time, may be difficult to appraise and may fluctuate in value.

Farm Lending. The material risks associated with farm loans include a decline in land values or agricultural commodity prices, increases in production costs, the imposition of tariffs and retaliatory responses and adverse weather.

Loan Originations, Participations, Purchases and Sales

Most of our loan originations are generated by our loan personnel and from referrals from existing customers, real estate brokers, accountants and other professionals. All loans we originate are underwritten pursuant to our policies and procedures. We originate fixed-rate loans and adjustable-rate loans, the amount of which depends on relative customer demand for such loans, which is affected by current and expected future levels of market interest rates.

As a supplement to our in-house loan originations, we have entered into agreements with unaffiliated brokers as a source for certain marine loans. We currently work with two different brokers for marine loans, neither of which we have an ownership interest in or any common employees or directors. Both of the brokers are located in our market area. For each marine loan arranged through our broker relationships, we generally pay the broker a commission based on the loan amount. We use the same parameters in evaluating these loans as we do for our in-house loan originations of one- to four-family residential real estate loans.

We generally do not sell loans we originate into the secondary market. When we do sell certain of our loans, we do so on a best effort basis to third-party investors servicing released. At December 31, 2025, we had no loans held for sale.

We purchase loan participations secured by properties of which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2025, the outstanding balances of our loan participations where we are not the lead lender totaled $5.9 million, or 0.8% of our loan portfolio, of which $5.5 million were commercial real estate loans. All such loans were performing in accordance with their original repayment terms. We also have participated portions of commercial real estate loans that would have exceeded our loans-to-one borrower legal lending limit and for risk diversification. Historically, we have not purchased whole loans, however, in 2024, we purchased a package of $14.0 million in five and seven year adjustable owner occupied 1-4 loans.

Loan Approval Procedures and Authority

Our lending is subject to underwriting standards and origination procedures. Generally, decisions on loan applications are made on the basis of information submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers as well as internal evaluations, where permitted by regulations. The loan application processes are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

The Board of Directors has granted loan approval authority to certain individual officers and groupings of officers up to prescribed limits.

Loans-to-One Borrower

The aggregate amount of loans that BayVanguard Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of its unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral"). At December 31, 2025, based on the 15% limitation, BayVanguard Bank's loans-to-one-borrower limit (the "Limit") was approximately $23.1 million, a decrease from the Limit as of September 30, 2025. The decrease was due to a $36.0 million dividend from BayVanguard Bank to the Company, which was used, in part, to fund the Company's redemption of $35.0 million in subordinated debt during the quarter ended December 31, 2025. At December 31, 2025, net of participations sold, our largest loan relationship with one borrower was 43 loans with an aggregate amount of $26.2 million, which were secured by properties leased by our borrower to operators of restaurants, retail stores and gasoline stations. All loans with this borrower were originated prior to the decrease in the Limit. BayVanguard Bank is working with the borrower to bring the aggregate amount of the underlying loans below the Limit. At December 31, 2025, the underlying loans were performing in accordance with their contractual terms.

Delinquencies and Asset Quality

Delinquency Procedures. When a borrower fails to make a required loan payment by the due date, a late notice is generated stating the payment and late charges due. If payment is not received, a system generated follow-up notice is sent at 31 days. Staff begin calling customers at 16 days past due and sending default letters at 60 days. If the payment default remains uncured, the appropriate action required to collect against the collateral is commenced. When applicable, accounts are assigned to legal counsel with all rights and remedies reserved.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the

original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be individually evaluated, the measurement of the loan in the allowance for credit losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. At December 31, 2025, we didn't have any other real estate owned.

Delinquent Loans. The following tables set forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	December 31, 2025					
(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	Current Loans	Total Loans
Real estate						
One to four family - owner occupied	$ 4,700	$ 379	$ 787	$ 5,866	$ 158,098	$ 163,964
One to four family - non owner occupied	104	—	174	278	94,233	94,511
Commercial owner occupied	—	566	294	860	78,870	79,730
Commercial investor	—	—	—	—	321,675	321,675
Construction and land	—	—	26	26	36,415	36,441
Farm loans	—	—	—	—	7,231	7,231
Total real estate loans	4,804	945	1,281	7,030	696,522	703,552
Marine and other consumer loans	384	44	10	438	14,476	14,914
Guaranteed by U.S. Government	—	—	—	—	2,175	2,175
Commercial	—	—	380	380	33,900	34,280
Total consumer and commercial loans	384	44	390	818	50,551	51,369
Total loans	$ 5,188	$ 989	$ 1,671	$ 7,848	$ 747,073	$ 754,921

	December 31, 2024					
(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	Current Loans	Total Loans
Real estate						
One to four family - owner occupied	$ 2,923	$ 558	$ 608	$ 4,089	$ 137,778	$ 141,867
One to four family - non owner occupied	576	—	—	576	99,248	99,824
Commercial owner occupied	408	—	656	1,064	81,550	82,614
Commercial investor	—	—	—	—	328,680	328,680
Construction and land	299	—	—	299	30,279	30,578
Farm loans	—	—	—	—	11,329	11,329
Total real estate loans	4,206	558	1,264	6,028	688,864	694,892
Marine and other consumer loans	9	—	11	20	16,752	16,772
Guaranteed by U.S. Government	9	52	—	61	2,841	2,902
Commercial	—	—	380	380	22,814	23,194
Total consumer and commercial loans	18	52	391	461	42,407	42,868
Total loans	$ 4,224	$ 610	$ 1,655	$ 6,489	$ 731,271	$ 737,760

Non-Performing Assets. The following table sets forth information regarding our non-performing assets.

(dollars in thousands)	At December 31, 2025	At December 31, 2024
Non-accrual loans:		
Real Estate Loans:		
One to four family - owner occupied	$ 811	$ 1,218
One to four family - non-owner occupied	174	280
Commercial owner occupied	860	1,323
Commercial investor	-	772
Construction and land	26	26
Marine and other consumer loans	10	11
Commercial	380	380
Total loans receivable, gross	2,261	4,010
Real estate owned	-	159
Total non-performing assets	$ 2,261	$ 4,169
Total non-performing loans to total loans	0.30%	0.54%
Total non-accrual loans to total loans	0.30%	0.54%
Total non-performing assets to total assets	0.25%	0.46%

The reduction in non-performing assets was due to either the sale of the collateral or the refinancing of the loan by the borrower through another financial institution.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, such that additional general or specific loss allowances may be required.

In connection with the filing of our periodic reports with the FDIC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets at the dates indicated were as follows:

(dollars in thousands)	At December 31, 2025	At December 31, 2024
Substandard loans	$ 3,269	$ 7,437
Doubtful loans	—	—
Loss loans	—	—
Total classified loans	$ 3,269	$ 7,437
Special mention loans	—	—

The decrease in substandard loans was primarily due to decreases in commercial owner occupied real estate of $2.2 million, commercial investor real estate of $0.8 million, commercial of $0.7 million, one to four family non-owner occupied of $0.3 million, and one to four family owner occupied of $0.1 million. Of the $3.3 million loans classified as substandard at December 31, 2025, $1.7 million were performing loans. These performing loans that are classified as substandard have

characteristics that cause management concern over the ability of the borrower to perform under present loan repayment terms and that may result in the reporting of these loans as non-performing loans in the future.

Allowance for Credit Losses

On January 1, 2023, we adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which replaced the incurred loss methodology with an expected loss methodology, referred to as the "CECL" methodology.

The following table sets forth activity in our allowance for credit losses for the periods indicated.

Year Ended	**December 31, 2025**				
(dollars in thousands)	**Beginning Balance**	**Charge-offs**	**Recoveries**	**Provisions (recovery)**	**Ending Balance**
Real estate					
One to four family - owner occupied	$ 1,858	$ —	$ 21	$ (573)	$ 1,306
One to four family - non owner occupied	742	—	71	(276)	537
Commercial owner occupied	511	—	—	(182)	329
Commercial investor	3,592	—	—	(532)	3,060
Construction and land	940	—	3	(615)	328
Farm loans	69	—	—	(46)	23
Total real estate loans	7,712	—	95	(2,224)	5,583
Marine and other consumer loans	399	(14)	2	51	438
Commercial	411	—	—	5	416
Total consumer and commercial	810	(14)	2	56	854
Total loans	$ 8,522	$ (14)	$ 97	$ (2,168)	$ 6,437

Year Ended	**December 31, 2024**				
(dollars in thousands)	**Beginning Balance**	**Charge-offs**	**Recoveries**	**Provisions (recovery)**	**Ending Balance**
Real estate					
One to four family - owner occupied	$ 1,728	$ —	$ 115	$ 15	$ 1,858
One to four family - non owner occupied	1,030	(1)	196	(483)	742
Commercial owner occupied	563	—	—	(52)	511
Commercial investor	3,725	—	—	(133)	3,592
Construction and land	772	—	4	164	940
Farm loans	179	—	—	(110)	69
Total real estate loans	7,997	(1)	315	(599)	7,712
Marine and other consumer loans	403	(3)	1	(2)	399
Commercial	154	—	3	254	411
Total consumer and commercial	557	(3)	4	252	810
Total loans	$ 8,554	$ (4)	$ 319	$ (347)	$ 8,522

Allocation of Allowance for Credit Losses. The following tables set forth the allowance for credit losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,					
	2025			2024		
(dollars in thousands)	Allowance for Credit Losses	Percent of Allowance in each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Real estate						
One to four family - owner occupied	$ 1,306	20.29%	21.71%	$ 1,858	21.80%	19.23%
One to four family - non owner occupied	537	8.34%	12.51%	742	8.71%	13.53%
Commercial owner occupied	329	5.11%	10.56%	511	6.00%	11.20%
Commercial investor	3,060	47.54%	42.64%	3,592	42.15%	44.56%
Construction and land	328	5.10%	4.82%	940	11.03%	4.14%
Farm loans	23	0.36%	0.96%	69	0.81%	1.54%
Total real estate loans	5,583	86.74%	93.20%	7,712	90.50%	94.20%
Marine and other consumer loans	438	6.80%	1.97%	399	4.68%	2.27%
Guaranteed by U.S. Government	—	0.00%	0.29%	—	0.00%	0.39%
Commercial	416	6.46%	4.54%	411	4.82%	3.14%
Total consumer and commercial	854	13.26%	6.80%	810	9.50%	5.80%
Total loans	$ 6,437	100.00%	100.00%	$ 8,522	100.00%	100.00%

Investment Activities

General. The goals of our asset liability and investment management policy are to maintain a balance of high quality, diversified, investment securities that provide sufficient risk-adjusted returns relative to the current market, generate a reasonable rate of return and meet or exceed liquidity guidelines. We will increase the balance of our investment securities portfolio when we have excess liquidity, which is based on loan demand and our interest rate risk analysis.

Our asset liability and investment management policy is reviewed at least annually by the board of directors. All investment decisions are made by our Chief Financial Officer and Vice President of Finance in accordance with board-approved policies. All investment transactions are reviewed at regularly scheduled meetings of the board of directors.

We currently invest in mortgage-backed securities, investment grade corporate bonds, bank holding company issued subordinated debt, and securities issued by the U.S. Government and its agencies or government sponsored enterprises. Also, at December 31, 2025, we held $14,000 in equity securities of another financial institution in a trading account. Our current asset liability and investment management policy also permits, with certain limitations, investments in collateralized mortgage obligations, and municipal securities.

At December 31, 2025, our available-for-sale investment securities portfolio totaled $33.2 million and consisted of mortgage-backed securities, U.S. Treasury securities, investment grade corporate bonds and subordinated debt issued by a local community bank holding company. Our held-to-maturity investment securities portfolio totaled $5.7 million and consisted of securities issued by the U.S. Government and its agencies or government sponsored enterprises, mortgage-backed securities and $3.2 million in subordinated debt issued by bank holding companies. In addition, at December 31, 2025, we owned $2.3 million of FHLB of Atlanta stock. As a member of FHLB of Atlanta, we are required to purchase stock in the FHLB of Atlanta, which stock is carried at cost and classified as restricted equity securities.

The amortized cost and fair value of securities as of December 31, 2025, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

	December 31, 2025			
	Available for sale		Held to maturity	
(dollars in thousands)	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Due under one year	$ 22,538	$ 22,541	$ 2,592	$ 2,462
Due after one year through five years	563	552	830	760
Due after five years through ten years	1,658	1,514	288	278
Due after ten years	10,026	8,619	2,026	1,602
Total	$ 34,785	$ 33,226	$ 5,736	$ 5,102

For additional information regarding our investment securities portfolio, see Note 3 to our consolidated financial statements.

Sources of Funds

General. Deposits are our primary source of funds for lending and investment activities. We also use borrowings to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from our primary market area. We offer a selection of deposit accounts, including noninterest-bearing and interest-bearing checking accounts, money market accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have the authority to accept brokered deposits, and had $50.3 million of brokered certificates of deposit as of December 31, 2025. In addition, we had $61.2 million of municipal deposits at December 31, 2025, which represented 9.1% of total deposits.

On a periodic basis, we establish interest rates paid, maturity terms, service fees and withdrawal penalties. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. We rely upon personalized customer service, long-standing relationships with customers, and the favorable image of BayVanguard Bank in the community to attract and retain local deposits. We also seek to obtain deposits from our commercial loan customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,			
	2025		2024	
(dollars in thousands)	Amount	Percent	Amount	Percent
Noninterest-bearing checking accounts	$ 138,360	20.46%	$ 129,724	19.91%
Interest-bearing checking accounts	80,882	11.96%	82,954	12.73%
Money market accounts	123,264	18.23%	121,558	18.66%
Savings accounts	129,436	19.14%	127,207	19.53%
Certificates of deposit	204,152	30.21%	190,048	29.17%
Total deposits	$ 676,094	100.00%	$ 651,491	100.00%

As of December 31, 2025 and 2024, the aggregate estimated amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $154.0 million and $144.6 million, respectively. As of December 31, 2025, the aggregate amount of all our uninsured certificates of deposit was $35.7 million compared to $25.9 million at December 31, 2024. At December 31, 2025 and 2024, uninsured deposits included $59.3 million and $54.0 million in deposits secured by the market value of pledged securities or secured letters of credit.

At December 31, 2025, the Bank had approximately $183.0 million in available liquidity, including $55.5 million in cash, $107.6 million in secured borrowing capacity at the FHLB, and $20.0 million in an unsecured line of credit. This available liquidity is 1.9x the uninsured and unsecured deposit balance of $99.2 million.

The following table sets forth the maturity of our uninsured certificates of deposit at December 31, 2025.

Year ending December 31,	
(dollars in thousands)	
2026	$ 18,228
2027	767
2028	3,183
2029	—
2030	13,571
Thereafter	—
Total uninsured certificates of deposit	$ 35,749

Borrowings. At December 31, 2025 and December 31, 2024, we had a $171.6 million and a $157.5 million line of credit with the Federal Home Loan Bank of Atlanta, respectively. We also had $35.0 million of FHLB of Atlanta advances outstanding as of December 31, 2025 and $15.0 million in outstanding advances as of December 31, 2024. In addition, at December 31, 2025 and December 31, 2024, the Bank had $29.0 million and $23.0 million, respectively, in unfunded letters of credit used to secure municipal deposits outstanding against the line of credit with the FHLB of Atlanta.

The Company issued $35.0 million in Fixed-to-Floating Rate Subordinated Notes Due 2030 on October 21, 2020. The proceeds were used to acquire Delmarva Bancshares, Inc. and to retire the Delmarva Bancshares 2015 Senior Notes. The interest rate on these notes was fixed for the first five years at 4.875% and then would have reset quarterly to an interest rate per annum equal to the then current three-month term Secured Overnight Financing Rate ("SOFR") plus 472 basis points, payable quarterly in arrears. The subordinated debt was reported net of debt issuance costs of $117,000 at December 31, 2024. The Company redeemed the $35.0 million subordinated debt in December 2025.

In conjunction with our acquisition of 1880 Bank and is holding company, Delmarva Bancshares, Inc., we acquired the Easton Capital Trust Junior Subordinated Notes, which were issued by Easton Bank & Trust and assumed by Delmarva Bancshares, Inc. We acquired $3.0 million of junior subordinated debt of Easton Capital Trust I, to fully and unconditionally guarantee the preferred securities issued by the Trust. The junior subordinated debt was scheduled to mature in 2034. The junior subordinated debt accrued interest at a floating rate equal to the three-month SOFR plus 2.85%, payable quarterly. The quarterly interest rate on the debentures was 8.49% at December 31, 2023. In February 2024, BV Financial redeemed all of the outstanding junior subordinated debt issued by Easton Bank & Trust that it had acquired as part of its acquisition Delmarva Bancshares, Inc.

Personnel and Human Capital Resources

Our success as a financial institution in our market areas is dependent on a workforce that embrace and are dedicated to our mission and culture. To continue to deliver on our mission and maintain our culture, it is crucial that we attract and retain talent who desire and have the experience to provide creative and innovative financial solutions and options for the diverse communities we serve. Through our hiring and retention programs we aim to create an inclusive workforce with diversified backgrounds and experiences. We strive to maintain a safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by advantageous compensation, benefits, health, and welfare programs.

As part of our compensation philosophy, we offer market competitive total rewards programs for our employees to attract and retain superior talent. These programs, include annual bonus opportunities, an Employee Stock Ownership Plan, a matched 401(k) Plan, healthcare and insurance benefits paid time off, family leave, and flexible work schedules.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Additionally, all our employees are expected to display and encourage honest, ethical, and respectful conduct in the workplace. Our employees must adhere to our Code of Business Conduct and Ethics that sets standards for appropriate behavior and includes periodic training on preventing, identifying, reporting, and stopping discrimination of any kind.

Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs, customized corporate training engagements and other training events employees attend in connection with their job duties.

Employee retention helps us operate efficiently and achieve our business objectives. We believe actively prioritizing concern for our employees' well-being, supporting our employees' career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing employees.

As of December 31, 2025, we had 99 full-time employees and five part-time employees. We believe our relationship with our employees to be generally good. None of these employees are represented by a collective bargaining agreement.

The safety, health and wellness of our employees is a top priority. We promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a minimum and sponsoring various wellness programs.

Subsidiary Activities

At December 31, 2025, BV Financial had one subsidiary, BayVanguard Bank. BV Financial had a second subsidiary, Easton Capital Trust I which was terminated in 2024 in conjunction with BV Financial's redemption of the Easton Capital Trust Junior Subordinated Notes. See "Sources of Funds - Borrowings" above.

BayVanguard Bank has three subsidiaries, BV Real Estate, LLC, 1920 Rock Spring Road, LLC and Idlewild Properties, LLC, each of which is organized under Maryland law. BV Real Estate, LLC and Idlewild Properties, LLC hold real estate and other assets acquired through foreclosure or repossession by BayVanguard Bank. 1920 Rock Spring Road, LLC is the holding company for a property owned by BayVanguard Bank.

Supervision and Regulation

General

As a Maryland-chartered commercial bank, BayVanguard Bank is subject to examination and regulation by the OCFR, as its chartering authority, and, as a federally insured nonmember institution, by the FDIC. BayVanguard Bank is a member of the FHLB of Atlanta and its deposits are insured up to applicable limits by the FDIC. BayVanguard Bank is required to file reports with, and is periodically examined by, the FDIC and the OCFR concerning its activities and financial condition, and must obtain regulatory approvals before entering into certain transactions, including mergers with or acquisitions of other financial institutions. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for loan losses for regulatory purposes.

As a bank holding company, BV Financial is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. BV Financial is also subject to the rules and regulations of the Securities and Exchange Commission (the "SEC") under the federal securities laws.

Any change in applicable laws or regulations, whether by the OCFR, the FDIC, the Federal Reserve Board, the SEC, the Maryland legislature, or Congress, could have a material adverse impact on the operations and financial performance of BV Financial and BayVanguard Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to BayVanguard Bank and BV Financial. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on BayVanguard Bank and BV Financial.

Banking Regulation

Supervision and Enforcement Authority. BayVanguard Bank is subject to extensive regulation, examination and supervision by the FDIC as its primary federal prudential regulator and the insurer of its deposits.

BayVanguard Bank must file reports with the FDIC concerning its activities and financial condition. It must also obtain prior FDIC approval before entering into certain corporate transactions such as establishing new branches and mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the FDIC to evaluate BayVanguard Bank's safety and soundness and compliance with various regulatory requirements.

The FDIC maintains substantial enforcement authority over regulated institutions. That includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty, and engagement in unsafe or unsound practices. The FDIC may also appoint itself as conservator or receiver for an insured bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) the existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Maryland law provides that the OCFR is to examine Maryland-chartered banks at least once during each calendar year, unless the OCFR determines that, during a calendar year, an examination is unnecessary, in which event Maryland law calls for an examination to occur no less frequently than once every 18 months, or at any other time that the OCFR considers necessary. Regulated institutions are assessed for expenses incurred by the OCFR. The OCFR has extensive enforcement authority over Maryland banks. Such authority includes the ability to issue cease and desist orders and civil money penalties, and to remove directors and officers. The OCFR may also take possession of a Maryland bank whose capital is impaired and seek to have a receiver appointed by a court.

Dividends. Maryland commercial banks may only pay dividends from undivided profits or, with the prior approval of the OCFR, their surplus in excess of 100% of required capital stock. Maryland commercial banks may not declare a stock dividend unless their surplus, after the increase in capital stock, is equal to at least 20% of the outstanding capital stock as increased. If the surplus of the bank, after the increase in capital stock, is less than 100% of its capital stock as increased, the commercial bank must annually transfer to surplus at least 10% of its net earnings until the surplus is 100% of its capital stock as increased.

Capital Requirements. Under FDIC regulations, BayVanguard Bank must meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets ratio, and a Tier 1 capital to average total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets ratios of at least 4.5%, 6% and 8%, respectively, and a Tier 1 leverage ratio of at least 4% of average total assets. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally

includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). BayVanguard Bank exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans, and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%; (2) a Tier 1 to risk-based assets capital ratio of 8.5%; and (3) a total capital ratio of 10.5%.

Depository institutions and their holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria may elect to use the optional community bank leverage ratio framework, which currently requires maintaining a leverage ratio of greater than 9.0%, to satisfy the regulatory capital requirements, including the risk-based requirements. In November 2025, the federal banking agencies issued a proposed rule to lower the community bank leverage ratio to 8.0%. Institutions with capital meeting the specified requirement and electing to follow the alternative framework will be deemed to comply with the applicable regulatory capital requirements, including the risk-based requirements, and are considered well-capitalized under the prompt corrective action framework. Eligible institutions may opt into and out of the community bank ratio framework on their quarterly call report. To date, BayVanguard Bank has not opted into the community bank leverage ratio framework.

The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

At December 31, 2025, BayVanguard Bank exceeded each of its capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Activities and Investments. Federal law provides that a state-chartered bank insured by the FDIC generally may not engage as a principal in any activity not permissible for a national bank to conduct or make any equity investment of a type or in an amount not authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Market and to invest in shares of investment companies registered under the Investment Company Act of 1940. The maximum permissible investment is 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by Maryland law, whichever is less. Such grandfathered authority terminates upon a change in the institution's charter or a change in control.

In addition, the FDIC is authorized to permit a state-chartered bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that the activities or investments involved do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, under federal law, banks may establish de novo branches on an interstate basis at any location where a bank chartered under the laws of the branch location host state may establish a branch.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is considered "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater, and a common equity Tier 1 capital ratio of 6.5% or greater. An institution is considered "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater, and a common equity Tier 1 capital ratio of 4.5% or greater. An institution is considered "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0%, or a common equity Tier 1 capital ratio of less than 4.5%. An institution is considered "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0%, or a common equity Tier 1 capital ratio of less than 3.0%. An institution is considered "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At December 31, 2025, BayVanguard Bank was classified as a "well capitalized" institution for prompt corrective action purposes.

At each successive lower capital category, an insured depository institution is subject to additional operating restrictions, including limits on growth and a prohibition on the payment of dividends and other capital distributions. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency. An undercapitalized bank's compliance with a capital restoration plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of possible additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, reduce total assets, cease receipt of deposits from correspondent banks, dismiss directors or officers, or limit interest rates paid on deposits, compensation of executive officers or capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after they are determined to be critically undercapitalized.

A bank that is classified as well capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the FDIC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

Transactions with Affiliates/Loans to Insiders. Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W prohibit a bank and its subsidiaries from engaging in a "covered transaction" with an affiliate if the aggregate amount of covered transactions outstanding with that affiliate, including the proposed transaction, would exceed an amount equal to 10.0% of the bank's capital stock and surplus. The aggregate amount of "covered transactions" outstanding with all affiliates is limited to 20.0% of the bank's capital stock and surplus. The term "covered transaction" includes making loans to, purchasing assets from, and issuing guarantees to an affiliate, and other similar transactions. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act. Section 23B of the Federal Reserve Act applies to "covered transactions," as well as to certain other

transactions with affiliates, including provision of services and selling of assets to an affiliate. Section 23B and Regulation W require that all such transactions be on terms and under circumstances substantially the same, or at least as favorable, to the bank or the bank's subsidiary as prevailing market terms for comparable transactions with or involving a non-affiliate.

A bank's loans to its executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities controlled by any such insider (an insider's related interest) as well as loans to insiders of affiliates and such insiders' related interests are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act, as made applicable to the Bank by Section 18(j) of the Federal Deposit Insurance Act, and its implementing regulation, Regulation O, as made applicable to the Bank by FDIC regulation. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to BayVanguard Bank's loans. All loans by a bank to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. Loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, and in no event may exceed $100,000. The regulations require that any proposed loan to an insider, or a related interest of that insider, be approved in advance by a majority of the Board of Directors of the bank, with any interested directors not participating in the voting, if that loan, combined with previous loans by the bank to the insider and his or her related interests, exceeds specified amounts. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with non-insiders or persons not employed by the bank.

Regulation O contains a general exception for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank or its affiliates over other employees.

In addition, federal law prohibits extensions of credit to a bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Federal Insurance of Deposit Accounts. BayVanguard Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in BayVanguard Bank are insured up to a maximum of $250,000 for each separately insured depositor per account ownership category.

The FDIC assesses all insured depository institutions. An institution's assessment rate depends upon the perceived risk to the Deposit Insurance Fund of that institution, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 32 basis points of each institution's total assets less tangible capital.

The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment in the risk-based assessment system may be made without notice and comment rulemaking.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of BayVanguard Bank's deposit insurance.

Privacy Regulations. Federal law generally requires that BayVanguard Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship. In addition, financial institutions are generally required to furnish their customers a privacy notice annually. However, there is an exception from the annual notice requirement if a financial institution does not share non-public personal information with non-affiliated third parties (other than as permitted under certain exceptions) and its policies and practices regarding disclosure of non-public personal information have not changed since the last distribution of its policies and practices to its customers. In addition, BayVanguard Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA") as implemented by the FDIC, a state nonmember bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of each state nonmember bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish branches and acquire other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. BayVanguard Bank's most recent FDIC CRA rating in July 2023 was "Satisfactory."

Currently (implementing annual inflation adjustments), banks with assets of at least $412 million as of December 31 in both of the prior two calendar years and less than $1.649 billion as of December 31 in either of the prior two calendar years, such as BayVanguard Bank, are classified as an "intermediate small bank." Intermediate small banks are currently evaluated under the CRA regulations in effect under two performance tests: (1) the small bank lending test, and (2) the community development test.

Consumer Protection and Fair Lending Regulations. BayVanguard Bank is subject to a variety of federal and Maryland statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of cease-and-desist orders and civil money penalties, and referral to the U.S. Attorney General for prosecution of a civil action seeking actual and punitive damages and injunctive relief. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced against BayVanguard Bank by the FDIC and state attorneys general.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate ("CRE") lending. The purpose of the guidance is not to limit a bank's CRE lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of CRE concentrations. The guidance directs the FDIC and other federal bank regulatory agencies to focus their supervisory resources on institutions that may have significant CRE loan concentration risk. A bank that has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to CRE concentration risk:

- Total reported loans for construction, land development, and other land represent 100% or more of the bank's total capital; or

- Total CRE loans (as defined in the guidance) represent 300% or more of the bank's total capital, and the outstanding balance of the bank's CRE loan portfolio has increased 50% or more during the prior 36 months.

Supervisory criteria do not constitute regulatory limits on CRE concentrations.

Federal Home Loan Bank System

BayVanguard Bank is a member of the FHLB System, which consists of 11 regional Federal Home Loan Banks (FHLBS). The FHLBs provide a central credit facility primarily for member institutions. BayVanguard Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta. BayVanguard Bank was in compliance with this requirement at December 31, 2025.

Other Regulations

Interest and other charges collected or contracted for by BayVanguard Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

1. Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
2. Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
3. Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

4. Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of BayVanguard Bank also are subject to, among others, the:

1. Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
2. Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and
3. Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Holding Company Regulation

BV Financial is a bank holding company registered with the Federal Reserve Board and is subject to regulations, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over BV Financial and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve Board had determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are "well capitalized" and "well managed," to opt to become a "financial holding company." A "financial holding company" may engage in a broader range of financial activities than a bank holding company. Such activities may include insurance underwriting and investment banking. BV Financial has no plans to elect "financial holding company" status at this time.

Maryland law establishes similar filing and prior approval requirements as to the OCFR for direct or indirect acquisitions of Maryland-chartered institutions.

Capital. Federal legislation required the Federal Reserve Board to establish minimum consolidated capital requirements for bank holding companies that are as stringent as those applicable to their insured depository subsidiaries. However, the Federal Reserve Board has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and bank holding companies with less than $3.0 billion in consolidated assets, such as BV Financial, are not subject to the consolidated holding company capital requirements, unless otherwise advised by the Federal Reserve Board.

Source of Strength. Federal law and regulations provide that bank holding companies must act as a source of strength to their subsidiary depository institutions. The expectation is that the holding company will provide capital, liquidity and other financial and managerial support for the institution in times of financial stress.

Stock Repurchases and Dividends. A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

Notwithstanding the above, the Federal Reserve Board has issued a supervisory bulletin regarding the payment of dividends and repurchase or redemption of outstanding shares of stock by bank holding companies. In general, the Federal Reserve Board's policy is that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The supervisory bulletin provides for prior consultation with and review of proposed dividends by the Federal Reserve Board in certain cases, such as where a proposed dividend exceeds earnings for the period for which the dividend would be paid (*e.g.*, calendar quarter) or where the bank holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend.

The supervisory bulletin also indicates that a bank holding company should notify the Federal Reserve Board, under certain circumstances, prior to redeeming or repurchasing common stock or perpetual preferred stock. The specified circumstances include where a bank holding company is experiencing financial weaknesses or where the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. Even outside of these circumstances, the Federal Reserve Board expects as a matter of practice to have notice and opportunity for non-objection before such an action is taken. The supervisory bulletin indicates that such notification is to allow Federal Reserve Board supervisory review of, and possible objection to, the proposed repurchases or redemption. These regulatory policies could affect the ability of BV Financial to pay dividends, engage in stock repurchases or otherwise engage in capital distributions.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank or bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice and has not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the Change in Bank Control Act and applicable regulations, means the power, directly or indirectly, to ddirect the management or policies of a bank or bank holding company, or ownership, control of, or the power to vote 25% or more of any class of voting securities of the bank or bank holding company. Acquisition of more than 10% of any class of a bank or bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with BV Financial, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board.

Federal Securities Laws

BV Financial common stock is registered with the SEC. BV Financial is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Shares of common stock purchased by persons who are not affiliates of BV Financial may be resold without registration. Shares purchased by an affiliate of BV Financial are subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If BV Financial meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of BV Financial that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of BV Financial, or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Incentive Compensation. In October 2022, the SEC adopted a final rule implementing the incentive-based compensation recovery ("clawback") provisions of the Dodd-Frank Act. The final rule directs national securities exchanges and associations, including NASDAQ, to require listed companies to develop and implement clawback policies to recover erroneously awarded incentive-based compensation from current or former executive officers in the event of a required accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and to disclose their clawback policies and any actions taken under these policies. On June 9, 2023, the SEC approved the

NASDAQ proposed clawback listing standards, including the amendments that delay the effective date of the rules to October 2, 2023. The Board of Directors of BV Financial approved the adoption of a clawback policy in October 2023, pursuant to the NASDAQ clawback listing standards. A copy of the Company's clawback policy is included as an exhibit to this Annual Report on Form 10-K.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with this Act and its implementing regulations, and we review and document such policies, procedures and systems to ensure continued compliance with this Act and its implementing regulations.

Emerging Growth Company Status

BV Financial is an emerging growth company. For as long as BV Financial continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, BV Financial also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

BV Financial will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of the completion of its public offering; (2) the first fiscal year after our annual gross revenues are $1.07 billion (adjusted for inflation) or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year.

Taxation

BV Financial and BayVanguard Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to BV Financial or BayVanguard Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Method of Accounting. BV Financial and BayVanguard Bank currently report income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. BV Financial and BayVanguard Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, BayVanguard Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the experience method under Section 585 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Alternative Minimum Tax. For income generated prior to January 1, 2018, the Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Tax Cuts and

Jobs Act repealed the alternative minimum tax for income generated after January 1, 2018. At December 31, 2025, BV Financial had no minimum tax credit carryovers.

Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act generally, a financial institution may carry net operating losses forward indefinitely, if incurred after December 31, 2017. At December 31, 2025, BV Financial had $19.3 million in federal net operating loss carryforwards, all of which were assumed from acquired institutions.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is not deductible. At December 31, 2025, BV Financial had no capital loss carryovers.

Corporate Dividends. BV Financial may generally exclude from its income 100% of dividends received from BayVanguard Bank as a member of the same affiliated group of corporations.

State Taxation

State Taxation. BV Financial is subject to state income tax in the states that it has substantial business at the tax rate applicable to each jurisdiction. In tax year 2024, the Company filed state tax returns in Maryland and Florida. In 2025, returns will be filed in additional states based on lending activity and remote employees.

Item 1A. Risk Factors.

An investment in our securities is subject to risks inherent in our business and the industry in which we operate. Before making an investment decision, you should carefully consider the risks and uncertainties described below and all other information included in this Annual Report on Form 10-K. The risks described below may adversely affect our business, financial condition and operating results. In addition to these risks and any other risks or uncertainties described in “Item 1. Business—Forward-Looking Statements” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” there may be additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or operating results. The value or market price of our securities could decline due to any of these identified or other risks. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Lending Activities

Our emphasis on commercial real estate lending involves credit risks that could adversly affect our financial condition and results of operations.

At December 31, 2025, commercial real estate loans totaled $401.4 million, or 53.2% of our loan portfolio. Given the larger balances and the complexity of the underlying collateral, commercial real estate loans generally have more risk than the one- to four-family residential real estate loans we originate. Because the repayment of commercial real estate loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business, thereby increasing the risk of non-performing loans. In addition, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. At December 31, 2025, our non-owner occupied commercial loan portfolio totaled $321.7 million, or 42.6% of our total loan portfolio. As our commercial real estate portfolio increases, the corresponding risks and potential for losses from these loans may also increase.

To the extent that borrowers have more than one commercial real estate loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral. Furthermore, if loans that are collateralized by commercial real estate become

troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for credit losses and adversely affect our operating results and financial condition.

Our historical emphasis on residential mortgage loans exposes us to lending risks.

At December 31, 2025, $258.5 million, or 34.2% of our loan portfolio, was secured by one- to four-family real estate loans and we intend to continue to originate loans of this type. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that can significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Our non-owner occupied commercial real estate loans and one- to four-family residential real estate loans may expose us to increased credit risk.

At December 31, 2025, $321.7 million, or 42.6% of our total loan portfolio, consisted of loans secured by non-owner occupied commercial real estate loans and $94.5 million, or 12.5% of our total loan portfolio, consisted of loans secured by non-owner occupied one- to four-family residential real estate properties. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards that negatively impact the value of the collateral properties.

A significant portion of the loans originated by our investment real estate group are secured by collateral located outside of Maryland and generally carry larger balances than loans originated in other areas of our portfolio. The diverse location of these loans may result in changes in estimating collectability, which may lead to additional provisions or charge-offs, which could hurt our profits. While to date, we have not incurred any losses with regard to loans originated by this group, the investor real estate group's loan portfolio is relatively new and provides us with only a limited payment history pattern from which to judge future collectability, especially through a period of declining and unfavorable or recessionary economic conditions. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one- to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectability of these loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our residential mortgage loan or consumer loan portfolios. Also, it may be more difficult for us to resolve problem loans outside of Maryland.

At December 31, 2025, $9.3 million of our one- to four-family non-owner occupied loans were "interest only" loans. All such loans were performing in accordance with their original repayment terms.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market areas.

While there is not a single employer or industry on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is comprised of loans secured by property located in Baltimore City and Anne Arundel, Baltimore and Harford Counties in the Baltimore metropolitan area and Dorchester and Talbot Counties on the Eastern Shore of Maryland. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for credit losses, which in turn could necessitate an increase in our provision for credit losses and a resulting reduction to our earnings and capital.

If our allowance for credit losses is not sufficient to cover actual credit losses, our earnings could decrease.

We maintain an allowance for credit losses, which is established through a provision for credit losses that represents management's best estimate of the current expected losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. In addition, our emphasis on loan growth and on increasing our portfolio of commercial real estate loans, as well as any future credit deterioration or changes in economic conditions could require us to increase our allowance for credit losses in the future. At December 31, 2025, our allowance for credit losses was 0.85% of total loans and 284.72% of non-performing loans. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for credit losses and, as a result of such reviews, we may be required to increase our provision for credit losses or recognize further loan charge-offs. However, regulatory agencies are not directly involved in the process of establishing the allowance for credit losses, as the process is our responsibility and any adjustment of the allowance is the responsibility of our management. Any increase in our allowance for credit losses or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

Risks Related to Market Interest Rates

Changes in interest rates could reduce our profits and asset values.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When interest rates change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause changes in our spread which can adversely affect our income. Our interest-bearing liabilities generally have shorter contractual maturities than our interest-earning assets. Furthermore, the rates we earn on our other interest-earning assets and the rates we pay on our interest-bearing liabilities are generally fixed for a contractual period of time. This imbalance can create significant earnings volatility because market interest rates change over time. Generally, in a period of declining interest rates, the interest income we earn on our interest-earning assets may decrease more rapidly than the interest we pay on our interest-bearing liabilities, as borrowers prepay mortgage loans and as mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower, prevailing interest rates. Conversely, in a period of rising interest rates, the interest income we earn on our interest-earning assets may not increase as rapidly as the interest we pay on deposits and other interest-bearing liabilities.

Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. A rising rate environment can also negatively impact us if the higher debt service costs on adjustable-rate loans lead to borrowers' inability to pay contractual obligations. In addition, changes in interest rates can affect the average life of loans and securities. For example, a reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities in a declining rate environment.

Changes in the level of interest rates also may negatively affect the value of our assets, including the value of our available-for-sale investment securities, which generally decrease when market interest rates rise, and ultimately affect our earnings. At December 31, 2025, we had accumulated other comprehensive losses of $1.1 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

Risks Related to Economic Conditions

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

A significant decline in general economic conditions caused by inflation, recession, tariffs, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could negatively affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, the level of our classified assets, reduce the demand for our products and services, and/or adversely affect our financial results and our banking operations. Economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;
- loan delinquencies, problem assets and foreclosures may increase and result in an increase in our required allowance for credit losses:
- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans, causing an increase in our allowance for credit losses; and
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations.

Most of our loans are inside of our market area and, as a result, we have a greater risk of loan defaults and losses in the event of a further economic downturn in our market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely payments of their loans. . Because of our geographic concentration, a downturn in the local economies could make it more difficult to attract loans and deposits, and could cause higher losses and delinquencies on our loans than if the loans were more geographically diversified. A return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, our rate of growth and our ongoing operations, costs and profitability. Any of these negative events may result in higher-than-expected loan delinquencies, increase our levels of non-performing and classified assets, and reduce demand for our products and services, which may cause us to incur losses and may adversely affect our capital, liquidity and financial condition. According to published data, our market area has not experienced any material declines in real estate values during the last year or any material increase in the number of foreclosure proceedings.

Inflation can have an adverse impact on our business and on our customers.
Inflation risk can negatively impact the value of assets or income from investments as inflation decreases the value of money. Inflation rose sharply at the end of 2021 and remained elevated through the first half of calendar 2024, before beginning to moderate in the latter half of 2024 and into calendar 2025. However, inflation levels continue to exceed the Federal Reserve Board's long-term target of 2.0%. As inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Changes to trade policies and tariffs can have an adverse impact on our business and our customers.

Changes in trade policies, including the imposition of tariffs or the escalation of a trade war, could negatively impact the economic conditions in the markets we serve. Our customers—particularly local businesses engaged in agriculture, manufacturing, and retail—may face higher costs for imported goods and materials, reduced export demand, and supply chain disruptions due to increased tariffs. These challenges could lead to lower revenues, reduced profitability, and potential layoffs, all of which may impair our customers' ability to meet their financial obligations. Furthermore, prolonged trade tensions and economic uncertainty could lead to market volatility, declining asset values, and weakened consumer confidence. If our customers experience financial stress, we could see an increase in loan delinquencies and credit losses, negatively affecting our asset quality and overall financial performance. Additionally, any decline in local economic activity could reduce loan demand, deposit growth, and fee income, which are critical to our long-term success. While we actively monitor economic and policy developments, we cannot predict the outcome of trade negotiations or the full impact of tariffs and trade restrictions on our business, customers, and the broader economy. Any adverse effects from tariffs or a trade war could materially and negatively impact our financial condition, results of operations, and future growth prospects.

Interruption of our customers' supply chains could negatively impact their business and operations and impact their ability to repay their loans.

Any material interruption in our customers' supply chains, such as a material interruption of the resources required to conduct their business resulting from interruptions in service by third-party providers, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, restrictions in federal subsidies or grants, social or labor unrest, natural disasters, epidemics or pandemics or political disputes and military conflicts, that cause a material disruption in our customers' supply chains, could have a negative impact on their business and ability to repay their borrowings with us. In the event of disruptions in our customers' supply chains, the labor and materials they rely on in the ordinary course of business may not be available at reasonable rates or at all. Additionally, changes in distribution of federal funds or freezing of federal funds, including reductions in federal workforce causing unemployment, could have an adverse effect on the ability of consumers and businesses to pay debts and/or affect the demand for loans and deposits.

Risks Related to Our Funding

Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on our net interest margin and profitability.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also receive funds from loan repayments, investment maturities and income on other interest-earning assets. While we emphasize generating transaction accounts, we cannot guarantee if and when this will occur. Further, the considerable competition for deposits in our market area also has made, and may continue to make, it difficult for us to obtain reasonably priced deposits. Moreover, deposit balances can decrease if customers perceive alternative investments as providing a better risk/return tradeoff. If we are not able to increase our lower-cost transactional deposits at a level necessary to fund our asset growth or deposit outflows, we may be forced seek other sources of funds, including other certificates of deposit, FHLB advances, brokered deposits and lines of credit to meet the borrowing and deposit withdrawal requirements of our customers, which may be more expensive and have an adverse effect on our net interest margin and profitability. In this regard, total deposits increased $24.6 million, or 3.8%, to $676.1 million at December 31, 2025 from $651.5 million at December 31, 2024. At December 31, 2025, the Company had $35.0 million of outstanding advances from the FHLB and $50.3 million in brokered deposits.

A lack of liquidity could adversely affect our financial condition and results of operations and result in regulatory limits being placed on the Company.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of deposits, we may lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Depending on the capitalization and regulatory treatment of depository institutions, including whether an institution is subject to a supervisory prompt corrective action directive, certain additional regulatory restrictions and prohibitions may apply, including restrictions on interest rates paid on deposits and on the acceptance of brokered deposits. Significant deposit withdrawals could materially reduce our liquidity, and, in such an event, we may be required to replace such deposits with higher-costing borrowings.

Risks Related to Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

BayVanguard Bank is subject to extensive regulation, supervision and examination by the OCFR and the FDIC, and BV Financial is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of BayVanguard Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the adequacy of the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, executive orders, legislation or supervisory action, may have a material impact on our operations. Further, compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

The fiscal, monetary and regulatory policies of the federal government and its agencies could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The FRB's policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin. Its policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. The monetary policies and regulations of the FRB have had a significant effect on the overall economy and the operating results of financial institutions in the past and are expected to continue to do so in the future.

Additionally, Congress and the administration through executive orders controls fiscal policy through decisions on taxation and expenditures. Depending on industries and markets involved, changes to tax law and increased or reduced public expenditures could affect us directly or the business operations of our customers.

Changes in Federal Reserve and other governmental policies, fiscal policy, and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operations.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (1) a common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 to risk-based assets capital ratio of 6%; (3) a total capital ratio of 8%; and (4) a Tier 1 leverage ratio of 4%. The regulations also establish a "capital conservation buffer" of 2.5%, which resulted in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%; (2) a Tier 1 to risk-based assets capital ratio of 8.5%; and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the capital conservation buffer amount.

The application of these capital requirements could, among other things, require us to maintain higher capital resulting in lower returns on equity, raise capital and result in regulatory actions if we are unable to comply with such requirements. Furthermore, the imposition of additional liquidity requirements could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit our ability to make distributions, including paying out dividends or buying back shares.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

BV Financial is an emerging growth company, and we expect that BV Financial will cease to be an emerging growth company at the end of the fiscal year following the fifth anniversary of the completion of its public offering. For as long as BV Financial continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, BV Financial also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We are a smaller reporting company and, even if we no longer qualify as an emerging growth company, any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

In addition to qualifying as an emerging growth company, BV Financial qualifies as a "smaller reporting company" under the federal securities laws. For as long as it continues to be a smaller reporting company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not available to companies that are not smaller reporting companies, including, but not limited to, reduced financial disclosure obligations and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to our Business Strategy

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities and the level of competition from other financial institutions. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend on the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess substantial expertise, extensive knowledge of our markets and key business relationships. Any one of them could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which would reduce our net income.

Risks Related to Competitive Matters

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, financial technology or "fintech companies," and unregulated or less regulated non-banking entities. Many of these competitors are substantially larger than us and have substantially greater resources and higher lending limits than we have and offer certain products and services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and/or more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete for business and qualified employees in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business

operations. We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

It is possible that we could incur significant costs associated with a breach of our computer systems. While we have cyber liability insurance, there are limitations on coverage. Furthermore, cyber incidents carry a great risk of injury to our reputation. Finally, depending on the type of incident, banking regulators can impose restrictions on our business and consumer laws may require reimbursement of customer losses.

Our risk and exposure to cyber-attacks or other information security breaches remains heightened because of, among other things, the evolving nature of these threats, our plans to continue to enhance our internet banking and mobile banking channel strategies, our expanded geographic footprint and that a portion of our employee base works remotely. There continues to be a rise in security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

The failure to maintain current technologies, and the costs to update technology, could negatively impact the Corporation's business and financial results.

Our future success depends, in part, on our ability to effectively embrace technology to better serve customers and reduce costs. We have been required, and may be required in the future, to expend additional resources to employ the latest technologies. Failure to keep pace with technological change could potentially have an adverse effect on our business operations and financial condition and results of operations.

While our Board of Directors takes an active role in cybersecurity risk tolerance, we rely to a large degree on management and outside consultants in overseeing cybersecurity risk management.

Our Board of Directors takes an active role in the cybersecurity risk tolerance of BV Financial and all members receive cybersecurity training annually. The Board reviews the annual risk assessments and approves information technology policies, which include cybersecurity. Furthermore, our Audit Committee is responsible for reviewing all audit findings related to information technology general controls, internal and external vulnerability, and penetration testing. The Board receives an annual information security report from our Information Security Officer and the Enterprise Risk Management Committee receives an annual presentation from our Vice President of Information Technology as it relates to cybersecurity and related issues. We also engage outside consultants to support our cybersecurity efforts. However, our directors do not have significant experience in cybersecurity risk management outside of BV Financial and therefore, its ability to fulfill its oversight function remains dependent on the input it receives from management and outside consultants.

While our Board of Directors, through the Enterprise Risk Management Committee, monitors our risk exposure, we outsource critical operations to third-party service providers. Systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

The Board through its Enterprise Risk Management Committee monitors our risk exposure. The Enterprise Risk Management Committee, which includes a former banking regulator, a former chief executive officer at another bank, and two real estate professionals is responsible for overseeing our overall risk framework and appetite as well as senior management’s identification, measurement, monitoring, and control of key risks. The risk management framework governs the management of strategic risk, credit risk, liquidity risk, market risk, operational/technology risk, compliance risk, and reputational risk, as well as other key risks we face.

Notwithstanding the committee's expertise in the risk management function, we outsource a majority of our data processing requirements to third-party providers. Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel, and our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may have to expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

Risks Related to Accounting Matters

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this report, as well as periodic reports we will file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. The area requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses.

Changes in accounting standards could affect reported earnings.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, goodwill and intangible asset impairment, and the valuation of deferred tax assets.

Risks Related to Acquisitions and Growth

Acquisitions may disrupt our business and dilute stockholder value.

We continually evaluate merger and acquisition opportunities. We would seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Acquiring other banks or businesses may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

- payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short- and long-term;
- potential exposure to unknown or contingent liabilities of the target company, as well as potential asset quality problems of the target company;
- potential volatility in reported income associated with goodwill impairment losses;
- difficulty and expense of integrating the operations and personnel of the target company;
- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits of the acquisition;

- potential disruption to our business and diversion of our management's time and attention;
- the possible loss of key employees and customers of the target company; and
- potential changes in banking or tax laws or regulations that may affect the target company.

We must successfully integrate the operations and retain the customers of our acquired institutions.

We have completed multiple acquisitions of financial institutions and continue to explore acquisition opportunities as part of our strategic plan. Future results of operations will depend in large part on our ability to successfully integrate the operations of the institutions we acquire and retain the employees and customers of those institutions. If we are unable to successfully manage the integration of the separate cultures, employee and customer bases and operating systems of the institutions we acquire, our results of operations may be adversely affected.

Other Risks Related to Our Business

We are a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. In addition, third parties with whom the Company has relationships may take actions over which the Company has limited control that could negatively impact perceptions about the Company or the financial services industry. The proliferation of social media may increase the likelihood that negative information about the Company, whether or not accurate, could impact the Company's reputation and business. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and may continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers may need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. The impact on our customers will likely vary depending on their specific attributes, including reliance on, or role in, carbon-intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from any negative impact of new laws and regulations or changes in consumer or business behavior.

Risks Related to Our Common Stock

Our stock price can be volatile.

Our stock price can fluctuate in response to a variety of factors, some of which are not under our control. The factors that could cause our stock price to decrease include, but are not limited to:

- Our financial condition, performance, creditworthiness and prospects;
- Variations in our operating results or the quality of our assets;
- General investor sentiment regarding the banking industry;
- Operating results that vary from the expectations of management, securities analysts and investors;
- Changes in expectations as to our future financial performance;
- Changes in financial markets related to market valuations of financial industry companies;
- The operating and securities price performance of other companies that investors believe are comparable to us;
- The imposition of tariffs and any retaliatory responses;

- Proposed or adopted legislative, regulatory or accounting changes or developments;
- The credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and
- Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, inflation, recessionary conditions, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

The limited liquidity of our common stock may limit your ability to trade our shares and may impact the value of our common stock.

While the Corporation's common stock is traded on the NASDAQ Stock Market, the trading volume has historically been less than that of larger financial services companies. Stock price volatility may make it more difficult for investors to sell their common stock when they want and at prices they find attractive.

A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Anti-takeover provisions could negatively impact our shareholders.

Under regulations applicable to our second-step conversion, for a period of three years following completion of the conversion, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without the prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must obtain the approval of the Federal Reserve Board before acquiring control of a bank holding company. Additionally, certain provisions in our Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to our shareholders.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk, Management, and Strategy

Cybersecurity is a significant and integrated component of the Company’s risk management strategy, designed to protect the confidentiality, integrity, and availability of sensitive information contained within the Bank’s information services. As a financial services company, cyber threats are present and growing, and the potential exists for a cybersecurity incident disrupting business operations, compromising sensitive data or both. To date, the Company has not, to its knowledge, experienced an incident materially affecting or reasonably likely to materially affect the Company, including its business strategy, results of operation or financial condition.

To prepare and respond to incidents, the Company has implemented a multi-layered “defense-in-depth” cybersecurity strategy, integrating people, technology, and processes. This includes advanced employee training, innovative technologies, and policies and procedures in the areas of Information Security, Data Governance, Business Continuity and Disaster Recovery, Privacy, Third Party Risk Management, and Incident Response.

Core activities supporting our strategy include cybersecurity training, technology optimization, threat intelligence, vulnerability and patch management and the testing of incident response, business continuity and disaster recovery capabilities.

Employees are the first line of defense against cybersecurity measures. Every employee is responsible for protecting Bank and client information. Accordingly, employees complete formal training and acknowledge security policies annually. In

addition, employees are subjected to regular simulated phishing assessments, designed to sharpen threat detection and reporting capabilities.

Our employees are supported with solutions designed to identify, prevent, detect, respond to, and recover from incidents. Notable technologies include firewalls, intrusion detection systems, security automation and response capabilities, user behavior analytics, multi-factor authentication, data backups to immutable storage and business continuity applications. Notable services include 24/7 security monitoring and response, vulnerability scanning, third-party monitoring, and threat intelligence.

Like many companies, the Company relies on third-party vendor solutions to support its operations. Many of these vendors have access to sensitive and proprietary information. Third-party vendors continue to be a notable source of operational and informational risk. Accordingly, the Company has implemented a Third-Party Risk Management program, which includes a detailed onboarding process and periodic reviews of vendors with access to sensitive Company data.

As indicated above, supporting our operations are incident response, business continuity, and disaster recovery programs. These programs identify and assess threats and evaluate risk. Further, these programs support a coordinated response when responding to incidents. Periodic exercises and tests verify these programs' effectiveness.

Validating solution and program effectiveness in relation to regulatory compliance and industry standards is important. Accordingly, the Company engages third-party consultants and independent auditors to conduct penetration tests, external audits, program enhancement where applicable and review of cybersecurity risk assessments.

Cybersecurity Governance

The Company has established an Information Technology Steering Committee consisting of department leaders. The committee focuses on strategic and tactical delivery as well as policy oversight. All such policies are approved by the board of directors. All Information Security activity is led by the Information Security Officer.

Item 2. Properties.

We conduct our operations from our main office, 12 branch offices which are located in Baltimore City, Anne Arundel, Baltimore, Dorchester, Harford and Talbot Counties, Maryland. We own our main office and eight of our branch offices and lease the remaining four branch offices. At December 31, 2025, the net book value of our premises and equipment was $12.5 million.

Item 3. Legal Proceedings.

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2025, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common stock of BV Financial is listed on The Nasdaq Capital Market under the symbol "BVFL." As of March 13, 2026, we had 295 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 8,790,568 shares of common stock outstanding.

To date, we have not paid any cash dividends to our stockholders. The payment and amount of any dividend payments is subject to statutory and regulatory limitations, and depends upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; tax considerations; and general economic conditions.

The following table provides information on repurchases by the Company of its common stock under the Company's Board approved program during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2025	565,387	$ 16.53	565,387	388,222
November 1 - 30, 2025	138,875	16.71	138,875	249,347
December 1 - 31, 2025	11,920	18.34	11,920	237,427
Total	716,182	$ 16.59	716,182	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This discussion and analysis reflects the information contained in our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information at and for the years ended December 31, 2025 and 2024 is derived in part from the audited consolidated financial statements that appear elsewhere in this annual report. You should read the information in this section in conjunction with the other business and financial information contained in this annual report, including the consolidated financial statements and related notes of BV Financial.

Overview

Summary of Financial Condition and Operating Results. At December 31, 2025, we had $912.2 million in consolidated assets, an increase of $392,000, or 0.04%, from $911.8 million at December 31, 2024. The increase was due primarily to a $19.2 million increase in net loans receivable to $748.5 million at December 31, 2025, partially offset by a $14.8 million decrease in cash and cash equivalents and a $4.0 million decrease in securities available for sale. Total liabilities increased $12.1 million, or 1.7%, from $716.3 million at December 31, 2024 to $728.4 million at December 31, 2025. The increase was primarily due to an increase in total deposits of $24.6 million, partially offset by a decrease in borrowings of $14.9 million.

Stockholders' equity decreased $11.7 million or 6.0%, to $183.8 million at December 31, 2025, primarily due to $30.0 million in stock repurchases, offset by $13.5 million of net income and $4.2 million in other adjustments, primarily equity compensation. During the year, the Company repurchased 1,823,997 shares of common stock at an average cost of $16.23.

Net income increased $1.8 million, or 15.1%, to $13.5 million for the year ended December 31, 2025, compared to $11.7 million for the year ended December 31, 2024. The increase was due primarily to an increase of $3.0 million in interest income and an increase in the recovery of provision for credit losses of $2.2 million, offset by a $1.3 million increase in interest expense, a $1.7 million increase in non-interest expense, and a $700,000 increase in income tax expense.

Business Strategy
We have focused primarily on continuing and enhancing our community-oriented retail banking strategy. Highlights of our current business strategy include the following:

- ***Pursue opportunistic acquisitions and partnerships.*** We intend to continue to prudently pursue opportunities to acquire banks that offer opportunities for solid financial returns. Our primary focus will be on franchises that enhance our funding profile, product capabilities or geographic density or footprint, while maintaining an acceptable risk profile. We believe in the need to make significant technological investments and the importance of scale in banking.
- ***Grow our loan portfolio with an emphasis on commercial real estate and residential mortgage lending.*** While we intend to continue to focus on the origination of commercial real estate loans, we intend to remain a residential mortgage lender in our market area and maintain a balance between the commercial real estate and residential mortgage portfolios. We originated $52.8 million of commercial real estate and $32.9 million of residential mortgages loans during the year ended December 31, 2025. At December 31, 2025, $401.4 million, or 53.2%, of our total loan portfolio consisted of commercial real estate loans and $258.5 million, or 34.2%, of our total loan portfolio consisted of residential mortgages.
- ***Manage credit risk to maintain a low level of non-performing assets.*** We believe that maintaining strong asset quality is paramount to our long-term success. We follow conservative underwriting guidelines with sound loan administration, and focus on originating loans secured by real estate. This includes enhanced loan monitoring of higher risk portfolio segments, higher risk individual loans and larger relationships within the portfolio, and frequent loan grade review. Our non-performing assets totaled $2.3 million, or 0.25% of total assets, at December 31, 2025. Our total non-performing loans to total loans ratio was 0.30% at December 31, 2025.
- ***Increase core deposits with an emphasis on non-interest-bearing deposits.*** Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for time deposits) were 69.8% of total deposits at December 31, 2025. In particular, non-interest-bearing demand deposits were 20.5% of our total deposits at December 31, 2025. We continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

We intend to continue to pursue these business strategies, subject to changes necessitated by future market conditions, regulatory restrictions and other factors. While we are committed to the business strategies noted above, we recognize the challenges and uncertainties of the current environment and plan to execute these strategies as market conditions allow.

Summary of Critical Accounting Policies and Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have determined to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

The following represent our critical accounting policies:

Allowance for Credit Losses. The determination of our allowance for credit losses is considered a critical accounting estimate by management because of the high degree of judgment involved in determining qualitative loss factors, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment that could result in changes to the amount of the recorded allowance for credit losses. The allowance for credit losses is a valuation amount that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on our loan portfolio. The allowance is established through provisions for credit losses charged against income. When available information confirms that specific loans, or portions thereof, are uncollectible, these amounts are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses is evaluated on

a no less than a quarterly basis by management. In evaluating the level of the allowance for credit losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. See Note 1 to our audited consolidated financial statements for a detailed discussion of our accounting policies and methodologies for establishing the allowance for credit losses.

Non-accrual, substandard, and other loans as determined by management have risk characteristics different from other loans in their portfolio segment are individually analyzed for potential uncollectable balances. Reserves on individually assessed loans are measured on a loan-by-loan basis using one of three acceptable methods: the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Determinations as to the need for a specific allowance are made after considering all relevant factors regarding the borrower, the collateral and economic conditions. Depending on this assessment, management may establish a specific allowance on the loan.

Goodwill. The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates it is likely impairment has occurred. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount. BV Financial may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value of the reporting unit is in excess of the carrying value, or if BV Financial elects to bypass the qualitative assessment, a quantitative impairment test is performed. In performing a quantitative test for impairment, the fair value of net assets is estimated based on analyses of BV Financial's market value, discounted cash flows, and peer values. The determination of goodwill impairment is sensitive to market-based economics and other key assumptions used in determining or allocating fair value. Variability in the market and changes in assumptions or subjective measurements used to estimate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Our annual goodwill impairment test is performed each year as of September 30. BV Financial performed its 2025 annual goodwill impairment qualitative assessment and determined BV Financial's goodwill was not considered impaired. We monitor our performance and evaluate our goodwill for impairment annually or more frequently as needed.

Deferred Income Taxes. At December 31, 2025, we had a net deferred tax asset totaling $7.6 million. In accordance with Accounting Standards Codification ("ASC") Topic 740 "Income Taxes," we use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established if it is not more likely than not realizable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting deferred tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a regular basis as regulatory or business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance that results in additional income tax expense in the period in which it is recognized would negatively affect income. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize its federal and state deferred tax asset.

For more information on our critical accounting policies, see Note 1 of the notes to our consolidated financial statements.

Selected Financial Data

The following selected consolidated financial data sets forth certain financial highlights of the Company and should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

(dollars in thousands)	At December 31, 2025	At December 31, 2024
Selected Financial Condition Data:		
Total assets	$ 912,213	$ 911,821
Cash and cash equivalents	55,705	70,500
Securities available-for-sale	33,226	37,259
Securities held-to-maturity	5,736	5,979
Loans receivable	748,484	729,238
Investment in life insurance	20,441	20,058
Goodwill	14,420	14,420
Deferred tax asset, net	7,563	8,899
Deposits	676,094	651,491
Borrowings	35,000	49,883
Total stockholders' equity	183,804	195,499

(dollars in thousands, except per share data)	At December 31, 2025	At December 31, 2024
Selected Operating Data:		
Interest income	$ 49,707	$ 46,682
Interest expense	12,806	11,495
Net interest income	36,901	35,187
(Recovery of) provision for credit losses	(2,429)	(203)
Net interest income after provision for (recovery of) loan losses	39,330	35,390
Non-interest income	2,720	2,514
Non-interest expense	23,187	21,498
Income before income taxes	18,863	16,406
Income taxes	5,368	4,683
Net income	13,495	11,723
Basic earnings per share	$ 1.44	$ 1.10
Diluted earnings per share	$ 1.43	$ 1.09

	At or For the Years Ended December 31, 2025	At or For the Years Ended December 31, 2024
Performance Ratios:		
Return on average assets	1.48%	1.32%
Return on average equity	7.01%	5.77%
Interest rate spread[1]	3.61%	3.50%
Net interest margin[2]	4.35%	4.27%
Non-interest expense to average assets	2.54%	2.42%
Efficiency ratio[3]	58.52%	57.02%
Average interest-earning assets to average interest-bearing liabilities	149.10%	154.92%
Average equity to average assets	21.07%	22.88%
Capital Ratios[4]:		
Total capital to risk-weighted assets	22.06%	25.49%
Tier 1 capital to risk-weighted assets	21.13%	24.24%
Common equity tier 1 capital to risk-weighted assets	21.13%	24.24%
Tier 1 capital to average assets	16.44%	19.83%
Asset Quality Ratios:		
Allowance for credit losses as a percentage of total loans	0.85%	1.15%
Allowance for credit losses as a percentage of non-performing loans	284.72%	212.51%
Net (charge-offs) recoveries to average outstanding loans during the year	0.00%	-0.04%
Non-performing loans as a percentage of total loans	0.30%	0.54%
Non-performing loans as a percentage of total assets	0.25%	0.44%
Total non-performing assets as a percentage of total assets	0.25%	0.46%
Other:		
Number of offices	12	13
Number of full-time equivalent employees	102	111

(1) Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents the net interest income as a percentage of average interest-earning assets.
(3) Represents non-interest expenses divided by the sum of net interest income and non-interest income.
(4) BayVanguard Bank only.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Total Assets.

Total assets were $912.2 million at December 31, 2025, an increase of $392,000, or 0.04%, from $911.8 million at December 31, 2024. The increase was due primarily to a $19.2 million increase in net loans receivable to $748.5 million at December 31, 2025, offset by a $14.8 million decrease in cash and cash equivalents, and a $4.0 million decrease in securities available for sale.

Cash and Cash Equivalents.

Cash and cash equivalents decreased $14.8 million, or 21.0%, to $55.7 million at December 31, 2025 from $70.5 million at December 31, 2024 as excess cash was used to fund loans and repay the Company's subordinated debt.

Securities.

Securities available for sale (“AFS”) decreased $4.0 million, or 10.8%, to $33.2 million at December 31, 2025 from $37.3 million at December 31, 2024. Securities held to maturity ("HTM") decreased $243,000 or 4.1% to $5.7 million at December 31, 2025. The decreases were due to pay-downs and maturities.

Management monitors and manages the investment portfolio on a monthly basis and believes the risks inherent in the portfolio are acceptable. AFS securities are reviewed each quarter to determine whether a decline in the fair value of the securities is a result of a deterioration in credit quality. No reserve for credit losses has been recorded on AFS securities.

Gross unrealized losses on AFS securities at December 31, 2025 and 2024 were $1.6 million and $2.3 million, respectively. The unrealized losses are the result of changes in interest rates since the securities were issued. The Company intends to, and has the ability to, hold investment securities with unrealized losses until they mature, at which time the Company expects to receive pay-offs in full for the security.

The AFS portfolio holds 91%, or $31.7 million, of its portfolio in securities issued by Government Sponsored Enterprises ("GSE") backed by the full faith and credit of the United States Government. The remainder of the portfolio consists of bonds issued by bank holding companies.

The HTM portfolio consists of $2.5 million in securities issued by GSEs and $3.2 million in securities issued by bank holding companies. At December 31, 2025 and 2024, the securities in the HTM portfolio not issued by a GSE had an allowance for credit loss of $2,000 and $4,000, respectively.

No individual security in either the AFS or HTM portfolios issued by a non-GSE has a book value greater than $750,000.

Net Loans Receivable.

Net loans receivable increased $19.2 million, or 2.6%, to $748.5 million at December 31, 2025 from $729.2 million at December 31, 2024. Increases in 1-4 family owner occupied, construction loans and commercial loans offset decreases in owner occupied commercial real estate loans, commercial investor loans, non-owner occupied one- to four- family loans, farm loans, consumer loans and loans guaranteed by the U.S. Government.

Total Liabilities.

Total liabilities increased $12.1 million, or 1.7%, to $728.4 million at December 31, 2025 from $716.3 million at December 31, 2024. The increase was primarily due to an increase in deposits of $24.6 million, partially offset by a decrease in borrowings of $14.9 million.

Deposits.

Total deposits increased $24.6 million, or 3.8%, to $676.1 million at December 31, 2025 from $651.5 million at December 31, 2024. Interest-bearing deposits increased $16.0 million, or 3.1%, to $537.7 million at December 31, 2025 from $521.8 million at December 31, 2024, primarily due to the $14.0 million increase in certificates of deposit. Noninterest bearing deposits increased $8.6 million, or 6.7%, to $138.4 million at December 31, 2025 from $129.7 million at December 31, 2024.

Federal Home Loan Bank Borrowings.

The Company had $35.0 million of FHLB borrowings at December 31, 2025 compared to $15.0 million in FHLB borrowings at December 31, 2024. The increased borrowings from the FHLB replaced the $35.0 million in subordinated debt issued in 2020 and paid off in 2025.

Stockholders' Equity.

Stockholders' equity decreased $11.7 million or 6.0%, to $183.8 million at December 31, 2025 primarily due to $30.0 million in stock repurchases, offset by $13.5 million of net income and $4.2 million in other adjustments, primarily equity compensation. During the year, the Company repurchased 1,823,997 shares of common stock at an average cost of $16.23.

Average Balance Sheets

The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Net deferred loan fees totaled $2.2 million and $2.2 million for the years ended December 31, 2025 and 2024, respectively.

	2025			**2024**		
(dollars in thousands)	**Average Outstanding Balance**	**Interest**	**Average Yield/Rate**	Average Outstanding Balance	Interest	Average Yield/Rate
Interest-earning assets:						
Loans	$ 746,435	$ 45,596	6.11%	$ 703,411	$ 41,003	5.81%
Securities available-for-sale	35,267	1,326	3.76%	35,544	1,319	3.70%
Securities held-to-maturity	6,816	185	2.71%	9,542	314	3.28%
Cash, cash equivalents and other interest-earning assets	59,338	2,600	4.41%	73,096	4,046	5.53%
Total interest-earning assets	847,856	49,707	5.86%	821,593	46,682	5.67%
Noninterest-earning assets	65,793			68,865		
Total assets	$ 913,649			$ 890,458		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 79,288	679	0.86%	$ 84,655	878	1.03%
Savings deposits	119,083	499	0.42%	134,795	323	0.24%
Money market deposits	125,508	3,055	2.43%	101,831	2,274	2.23%
Certificates of deposit	203,464	6,471	3.18%	173,932	5,567	3.19%
Total interest-bearing deposits	527,343	10,704	2.03%	495,213	9,042	1.82%
Federal Home Loan Bank advances	6,547	279	4.26%	41	2	4.86%
Subordinated debentures	34,766	1,823	5.24%	35,071	2,451	6.97%
Total borrowings	41,313	2,102	5.09%	35,112	2,453	6.97%
Total interest-bearing liabilities	568,656	12,806	2.25%	530,325	11,495	2.16%
Noninterest-bearing demand deposits	134,643			137,935		
Other noninterest-bearing liabilities	17,838			19,074		
Total liabilities	721,137			687,334		
Equity	192,512			203,124		
Total liabilities and equity	$ 913,649			$ 890,458		
Net interest income		$ 36,901			$ 35,187	
Net interest rate spread [1]			3.61%			3.50%
Net interest-earning assets [2]	$ 279,200			$ 291,268		
Net interest margin [3]			4.35%			4.27%
Average interest-earning assets to interest-bearing liabilities	149.10%			154.92%		

1. Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
2. Netinterest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
3. Net interest marghin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	December 31, 2025 vs. 2024		
	Interest Income Increase (Decrease) Due to		
(dollars in thousands)	Volume	Rate	Total
Interest income:			
Loans receivable	$ 2,566	$ 2,027	$ 4,593
Investment securities AFS	(7)	14	7
Investment securities HTM	(74)	(55)	(129)
Total Investment securities	(81)	(41)	(122)
Equity Investments	1	(4)	(3)
Short-term investments and other interest-earning assets	(618)	(825)	(1,443)
Total interest-earning assets	1,868	1,157	3,025
Interest expense:			
Deposits	643	1,019	1,662
FHLB Borrowings & Other Borrowings	277	—	277
Jr. Subordinated Debentures			
Subordinated Debentures	(16)	(612)	(628)
Total Borrowings	261	(612)	(351)
Escrow Balances			
Total interest-bearing liabilities	904	407	1,311
Change in net interest income	$ 964	$ 750	$ 1,714

Comparison of Operating Results for the Years Ended December 31, 2025 and December 31, 2024

General.
The Company reported net income of $13.5 million or $1.43 per diluted share for the year ended December 31, 2025 compared to net income of $11.7 million or $1.09 per diluted share for the year ended December 31, 2024.

Interest Income.

Total interest income increased 3.0 million, or 6.48% for the year ended December 31, 2025 when compared to the year ended December 31, 2024. Interest income on loans increased by $4.6 million or 11.2%. Higher yields on loans contributed $2.0 million to the increase while an increase in the average balance outstanding contributed $2.6 million to the increase.

Interest income on investment securities available-for-sale increased by $7,000 or 0.5% as the increase in yields on new purchases were offset by a decline in the average balance of AFS investments.

Interest income on investment securities held-to-maturity decreased $129,000 or 41.1%, primarily due to lower average balances in these securities.

Other interest income primarily consists of interest earned on overnight cash investments. Interest income in this category decreased by $1.4 million, or 35.7%, primarily due to lower average balances.

Interest Expense.

Total interest expense increased by $1.3 million or 11.4% to $12.8 million for the year ended December 31, 2025 from $11.5 million for the year ended December 31, 2024. Both the increase in the average balance of deposits and borrowings and the cost of interest-bearing deposits drove the increase in total interest expense.

Interest paid on interest-bearing deposits increased by $1.7 million or 18.4% for the year ended December 31, 2025 compared to the year ended December 31, 2024. Higher rates paid on deposits were influenced by, among other factors, intense competition for deposits in the Bank's market area, and a greater percentage of deposits consisting of higher-yielding certificates of deposit. Non-interest bearing deposits decreased in the year as customers took advantage of higher market interest rates to redeploy their excess cash into interest-bearing products.

Interest expense on advances from the FHLB increased by $277,000 for the year ended December 31, 2025 as the Bank utilized FHLB borrowings to replace the $35.0 million in subordinated debt issued in 2020.

Interest expense on subordinated debt decreased by $628,000, or 25.6%, during the year. The decrease was due primarily to the pay-off of $3.0 million in junior subordinated debt which included the write-off (increase in interest expense) of the remaining purchase accounting fair market value adjustment of $566,000 during 2024.

Net Interest Income.

Net interest income before the provision for credit losses was $36.9 million for the year ended December 31, 2025, compared to $35.2 million in the year ended December 31, 2024. The net interest margin for the year ended December 31, 2025 was 4.35% compared to 4.27% for the year ended December 31, 2024.

Provision for Credit Losses.

For the year ended December 31, 2025, the Company recorded a credit of $2.4 million compared to a credit of $203,000 for the year ended December 31, 2024. During the fourth quarter, based on a recommendation from a third-party validation report on the CECL model and methodology, the Company expanded the number of independent variables used in the forecast economic adjustment. The Company added the Federal Reserve’s forecast of the unemployment rate to the regression analysis that had previously used only the Federal Reserve’s forecast of GDP. This change resulted in a decrease in the required ACL-Loans in the fourth quarter of $945,000. The remaining decrease in the calculated required ACL-loans was primarily due to formula-driven qualitative factor adjustments for loan segment growth and asset quality.

The $2.4 million credit to the provision for credit losses consisted of a $2.2 million credit to the allowance for credit losses - loans, and a $2,000 credit to the allowance for credit losses - HTM securities and a $259,000 credit to the allowance for off balance sheet commitments. In the year ended December 31, 2025, net recoveries of previously charged-off loans totaled $83,000. These recoveries directly reduced the required amount of the allowance for credit losses-loans.

Non-interest Income. Non-interest income information is as follows.

	Years Ended December 31,		Change	
(dollars in thousands)	2025	2024	Amount	Percent
Service fees on deposits	$ 462	$ 426	$ 36	8.45%
Fees from debit cards	706	706	—	—
Income from investment in life insurance	383	400	(17)	(4.25)%
Gain on sale of foreclosed real estate and repossessed assets	26	—	26	—
(Loss) gain on sale of premises and equipment	(32)	—	(32)	—
Other income	1,175	982	193	19.65%
Total non-interest income	$ 2,720	$ 2,514	$ 206	8.19%

Non-interest income increased $206,000 to $2.7 million for the year ended December 31, 2025 from $2.5 million for the year ended December 31, 2024.

Non-interest Expense. Non-interest expense information is as follows.

(dollars in thousands)	Years Ended December 31, 2025	2024	Change Amount	Percent
Compensation and related benefits	$ 16,237	$ 14,005	$ 2,232	15.94%
Occupancy	1,624	1,616	8	0.50%
Data processing	1,528	1,480	48	3.24%
Advertising	37	23	14	60.87%
Professional fees	933	1,008	(75)	-7.44%
Equipment	370	396	(26)	(6.57)%
Other real estate owned and repossessed assets holding costs	5	13	(8)	(61.54)%
Amortization of intangible assets	180	181	(1)	(0.55)%
FDIC insurance premiums	330	326	4	1.23%
Other	1,943	2,450	(507)	-20.69%
Total non-interest expense	$ 23,187	$ 21,498	$ 1,689	7.86%

For the year ended December 31, 2025 noninterest expense totaled $23.2 million compared to $21.5 million for the year ended December 31, 2024. Compensation and benefits increased by 15.9% due to a full year of costs of the equity awards granted after the stockholders approved the 2024 Equity Incentive Plan compared to four months of costs of the plan in 2024. During the year ended December 31, 2025 expense related to this plan was $3.9 million as compared to $1.5 million in the year ended December 31, 2024.

Other operating expenses decreased by $507,000 or (20.7%) due to decreases in outside service fees, IT repairs and maintenance and miscellaneous loan expenses.

Income Tax Expense.

Income tax expense for the year ended December 31, 2025 was $5.4 million resulting in an effective tax rate of 28.5%. Income tax expense for the year ended December 31, 2024 was $4.7 million resulting in an effective tax rate of 28.5%.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal goal of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Management Committee, which consists of members of senior management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

1. growing core deposit accounts;
2. holding higher levels of cash and cash equivalents;
3. continuing the diversification of our loan portfolio by adding more commercial-related loans, which typically have variable rates and shorter maturities; and
4. purchasing short-term and adjustable rate securities.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We have not engaged in hedging activities, such as engaging in futures or options, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

Change in Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases instantaneously by up to 400 basis points or decreases instantaneously by up to 400 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

Estimated Changes in Net Interest Income

Change in Interest Rates[(1)]:	- 400 bp	- 300 bp	- 200 bp	- 100 bp	+ 100bp	+ 200 bp	+ 300bp	+ 400bp
December 31, 2025	-18.00%	-14.23%	-8.66%	-3.79%	2.16%	4.12%	5.85%	7.36%

1. Assumes an immediate uniform change in interest rates at all maturities.

The tables above indicate that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 4.12% increase in net interest income. In the event of an instantaneous parallel 200 basis point decrease in interest rates, we would experience a 8.66% decrease in net interest income.

The table above also illustrates that BV Financial's net interest income is subject to significant decreases if interest rates were to decrease instantaneously by the amounts presented. This is due to a number of factors including:

1. Short-term assets such as cash and cash equivalents will reprice immediately based on the Fed Funds target rate.

2. The floating-rate securities in the available-for-sale portfolio will reprice lower with a short (quarterly) lag.

3. Loans with variable interest rates will begin to reprice at rates lower than the current note rates.

4. New assets (loans and investment securities) will be placed on the balance sheet at the lower current market interest rates.

5. Our non-maturing deposits remain at historical low rates and with the level of rate decreases presented, the rates paid on these deposits could not be lowered by a similar amount.

6. Our certificate of deposit liabilities will take time to reprice to lower market rates.

The increase in net interest income in the rising rate scenarios is less than the decrease in the falling rate scenario primarily due to the largest category of interest-earning assets, the loan portfolio, takes longer to reprice to the higher market rates than other assets and liabilities. A high level of new loan growth at higher market rates would be required to help offset the delay in the repricing of the current loan portfolio. The model also assumes that the non-maturing deposit portfolio will quickly reprice to a calculated percentage of the increase in market rates.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or "EVE") would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by 100, 200, 300 and 400 basis point increments or a decrease instantaneously by 100, 200, 300, and 400 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. EVE as a measurement tool for

interest rate risk measures the changes in the values of assets and liabilities based on the structure of the individual instrument (maturity, interest rate, re-pricing characteristic) when different levels of market interest rates are assumed.

The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

Estimated Changes in Economic Value of Equity								
Change in Interest Rates[(1)]:	- 400 bp	- 300 bp	- 200 bp	- 100 bp	+ 100 bp	+ 200 bp	+ 300 bp	+ 400 bp
December 31, 2025	-34.78%	-25.30%	-14.15%	-6.07%	3.41%	5.41%	6.56%	6.89%

____

1. Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 5.41% increase in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience an 14.15% decrease in EVE. As indicated in the table above, our EVE falls considerably in the instantaneous down scenarios due to the value of the low or zero rate non-maturing deposit portfolio declining as the theoretical spread between the cost of these deposits and new assets declines. In the up scenarios, the value of these instruments increases less as the model assumes a significant lag before these rates increase.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities and proceeds from maturities of securities. We also have the ability to borrow from the FHLB of Atlanta. At December 31, 2025 and December 31, 2024, we had $171.6 million and $157.5 million available under a line of credit with the FHLB of Atlanta, and had $35.0 million and $15 million outstanding as of December 31, 2025 and December 31, 2024, respectively, with the FHLB of Atlanta. In addition, at December 31, 2025 and December 31, 2024, the Bank had $29.0 million and $23.0 million in unfunded letters of credit used to secure municipal deposits outstanding against the line of credit with the FHLB of Atlanta.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-bearing demand deposits. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $19.0 million and $16.1 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities, which consists primarily of investments in loans and securities, was $13.3 million and $32.5 million for the years ended December 31, 2025 and 2024, respectively. Net cash provided by used in financing activities, consisting primarily of changes in deposits and advances and the

repayment of advances to the FHLB, was $20.5 million for the year ended December 31, 2025 compared to net cash provided of $13.2 million for the year ended December 31, 2024.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Time deposits that are scheduled to mature in less than one year from December 31, 2025 totaled $79.9 million. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained. However, if a substantial portion of these deposits is not retained, we may utilize FHLB advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Capital Resources. At December 31, 2025, BayVanguard Bank exceeded all of its regulatory capital requirements, and was categorized as well capitalized. Management is not aware of any conditions or events since the most recent notification that would change our category.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2025, we had outstanding commitments to extend credit of $45.9 million and $832,000 of letters of credit. See Note 4 to the consolidated financial statements for further information.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the consolidated financial statements of BV Financial for the years ended December 31, 2025 and 2024 included with this document for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information regarding this Item is contained in Item 7 under the heading “Management of Market Risk.”

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
BV Financial, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BV Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, consolidated statements of stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2021.

Tysons, Virginia
March 27, 2026

BV FINANCIAL, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	December 31, 2025	December 31, 2024
Assets		
Cash	**$ 5,616**	$ 5,842
Interest-bearing deposits in other banks	**50,089**	64,658
Cash and cash equivalents	**55,705**	70,500
Equity Investment	**404**	391
Securities available for sale	**33,226**	37,259
Securities held to maturity (fair value of $5,102 and $5,171, ACL of $2 and $4)	**5,736**	5,979
Loans held for maturity	**754,921**	737,760
Allowance for credit losses	**(6,437)**	(8,522)
Net loans	**748,484**	729,238
Other real estate owned	—	159
Premises and equipment, net	**12,493**	13,224
Federal Home Loan Bank of Atlanta stock, at cost	**2,324**	1,366
Investment in life insurance	**20,441**	20,058
Accrued interest receivable	**3,149**	3,161
Goodwill	**14,420**	14,420
Intangible assets, net	**651**	831
Deferred tax assets, net	**7,563**	8,899
Other assets	**7,617**	6,336
Total assets	**$ 912,213**	$ 911,821
Liabilities and Stockholders' Equity		
Liabilities		
Noninterest-bearing deposits	**$ 138,360**	$ 129,724
Interest-bearing deposits	**537,734**	521,767
Total deposits	**676,094**	651,491
FHLB borrowings	**35,000**	15,000
Subordinated Debentures	—	34,883
Other liabilities	**17,315**	14,948
Total liabilities	**728,409**	716,322
Stockholders' equity		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 45,000,000 shares authorized at December 31, 2025 and December 31, 2024; 8,852,813 shares issued and outstanding as of December 31, 2025 and 10,645,284 shares issued and outstanding as of December 31, 2024	**88**	106
Paid-in capital	**68,834**	94,679
Unearned common stock held by employee stock ownership plan	**(6,978)**	(7,160)
Retained earnings	**122,990**	109,495
Accumulated other comprehensive loss	**(1,130)**	(1,621)
Total stockholders' equity	**183,804**	195,499
Total liabilities and stockholders' equity	**$ 912,213**	$ 911,821

See notes to consolidated financial statements.

BV FINANCIAL, INC. AND SUBSIDIARIES
Consolidated Statements of Income

(dollars in thousands, except per share amounts)	Year Ended December 31,	
Interest Income	**2025**	**2024**
Loans, including fees	**$ 45,596**	$ 41,003
Investment securities available for sale	**1,326**	1,319
Investment securities held to maturity	**185**	314
Other interest income	**2,600**	4,046
Total interest income	**49,707**	46,682
Interest Expense		
Interest on deposits	**10,704**	9,042
Interest on FHLB borrowings	**279**	2
Interest on subordinated debentures	**1,823**	2,451
Total interest expense	**12,806**	11,495
Net interest income	**36,901**	35,187
(Recovery of) provision for credit losses	**(2,429)**	(203)
Net interest income after (recovery of) provision for credit losses	**39,330**	35,390
Noninterest Income		
Service fees on deposits	**462**	426
Fees from debit cards	**706**	706
Income from investment in life insurance	**383**	400
Gain on foreclosed real estate	**26**	—
Loss on sale of fixed assets	**(32)**	—
Other income	**1,175**	982
Total noninterest income	**2,720**	2,514
Noninterest Expense		
Compensation and related benefits	**16,237**	14,005
Occupancy	**1,624**	1,616
Data processing	**1,528**	1,480
Advertising	**37**	23
Professional fees	**933**	1,008
Equipment	**370**	396
Foreclosed real estate and holding costs	**5**	13
Amortization of intangible assets	**180**	181
FDIC insurance premiums	**330**	326
Other	**1,943**	2,450
Total noninterest expense	**23,187**	21,498
Net income before tax	**18,863**	16,406
Income tax expense	**5,368**	4,683
Net income	**$ 13,495**	$ 11,723
Basic earnings per share	**$ 1.44**	$ 1.10
Diluted earnings per share	**$ 1.43**	$ 1.09

See notes to consolidated financial statements.

BV FINANCIAL, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025 and 2024

(dollars in thousands)	Year Ended December 31, 2025	2024
Net income	$ 13,495	$ 11,723
Other comprehensive income		
Unrealized gain on securities available for sale	677	465
Income tax relating to securities available for sale	(186)	(128)
Other comprehensive income	491	337
Total comprehensive income	$ 13,986	$ 12,060

See notes to consolidated financial statements.

BV FINANCIAL, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2025 and 2024

(dollars in thousands)	Common stock	Paid-in capital	Unearned common stock held by ESOP	Retained earnings	Accumulated other comprehensive loss	Total
Balance, December 31, 2024	$ 106	$ 94,679	$ (7,160)	$ 109,495	$ (1,621)	$ 195,499
Net income	—	—	—	13,495	—	13,495
Other comprehensive income (net of tax of ($186))	—	—	—	—	491	491
Stock compensation	—	4,160	—	—	—	4,160
Repurchase of common stock - 1,823,997 shares	(18)	(30,005)	—	—	—	(30,023)
ESOP shares committed to be released	—	—	182	—	—	182
Balance, December 31, 2025	**$ 88**	**$ 68,834**	**$ (6,978)**	**$ 122,990**	**$ (1,130)**	**$ 183,804**

(dollars in thousands)	Common stock	Paid-in capital	Unearned common stock held by ESOP	Retained earnings	Accumulated other comprehensive loss	Total
Balance, December 31, 2023	$ 114	$ 110,465	$ (7,328)	$ 97,772	$ (1,958)	$ 199,065
Net income	—	—	—	11,723	—	11,723
Other comprehensive income (net of tax of ($128))	—	—	—	—	337	337
Stock compensation	3	1,919	—	—	—	1,922
Repurchase of common stock - 1,088,734 shares	(11)	(17,705)	—	—	—	(17,716)
ESOP shares committed to be released	—	—	168	—	—	168
Balance, December 31, 2024	**$ 106**	**$ 94,679**	**$ (7,160)**	**$ 109,495**	**$ (1,621)**	**$ 195,499**

See notes to consolidated financial statements.

BV FINANCIAL, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	Year Ended December 31,	
(dollars in thousands)	2025	2024
Cash flows from operating activities		
Net income	**$ 13,495**	$ 11,723
Adjustments to reconcile net income to net cash provided by operating activities		
Net accretion of discounts and premiums	**72**	(57)
Recovery of credit losses	**(2,429)**	(203)
Proceed payments received on foreclosed real estate	**—**	11
Amortization of deferred loan fees/costs	**48**	415
Amortization of intangible assets	**180**	181
Amortization of debt issuance costs	**117**	155
Write off fair market value of subordinated debt	**—**	566
Depreciation of premises and equipment	**633**	822
Loss on sale of assets	**32**	—
Deferred tax expense (benefit)	**1,150**	(58)
Increase in cash surrender value of life insurance	**(383)**	(400)
Stock-based compensation expense	**4,160**	1,911
ESOP compensation expense	**182**	168
Increase in accrued interest and other assets	**673**	2,232
Increase (decrease) increase in other liabilities	**1,094**	(1,403)
Net cash provided by operating activities	**19,024**	16,063
Cash flows from investing activities		
Increase in equity trading account	**(13)**	7
Proceeds from maturities and principal payments of investment securities available for sale	**20,638**	12,091
Purchases of investment securities available for sale	**(16,000)**	(14,500)
Proceeds from maturities and principal payments of investment securities held to maturity	**244**	4,229
Net increase in loans	**(16,967)**	(32,973)
Purchase of premises and equipment	**(237)**	(611)
Proceeds from sale of Federal Home Loan Bank Stock	**1,015**	—
Purchase of Federal Home Loan Bank of Atlanta stock	**(1,973)**	(740)
Net cash used in investing activities	**(13,293)**	(32,497)
Cash flows provided by financing activities		
(Decrease) increase in official checks	**(376)**	181
Net increase in deposits	**24,603**	17,457
Increase in advance payments by borrowers for taxes and insurance	**270**	1,352
Advances from the Federal Home Loan Bank of Atlanta	**35,000**	15,000
Repayments of advances from the Federal Home Loan Bank of Atlanta	**(15,000)**	—
Repayments of subordinated debt	**(35,000)**	(3,093)
Repurchase of shares	**(30,023)**	(17,705)
Net cash (used in) provided by financing activities	**(20,526)**	13,192
Net increase (decrease) in cash and cash equivalents	**(14,795)**	(3,242)
Cash and cash equivalents at beginning of period	**70,500**	73,742
Cash and cash equivalents at end of period	**$ 55,705**	$ 70,500
Supplementary cash flows information		
Interest paid	**$ 12,719**	$ 11,342
Income taxes paid	**$ 3,014**	$ 5,887
Supplementary noncash transactions		
Noncash investing and financing activities:		
Net change on equity and available for sale securities	**(677)**	37
Net change on loans	**(159)**	(200)
Net change in foreclosed real estate	**159**	—
Transfers from property plant and equipment to other assets	**303**	815
Deferred tax assets	**186**	128
Net change in adjusted other comprehensive income	**491**	337

See notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

BV Financial, Inc. ("BV Financial," the "Company" or "we") was organized as a federal corporation and savings and loan holding company in January 2005 as part of the mutual holding company reorganization of Bay-Vanguard Federal Savings Bank. In February 2019, the Company became a Maryland-chartered corporation and a bank holding company.

Prior to consummation of its mutual to stock conversion in July 2023, BayVanguard, M.H.C., Inc. (the "MHC") was the Maryland-chartered mutual holding company of the Company. The MHC's only business was the ownership of 86.3% of the outstanding common stock of the Company. On July 31, 2023, the MHC reorganized from the two-tier mutual holding company structure to the fully-public stock holding company structure (the "Conversion")at which point, the MHC ceased to exist. As part of the Conversion, the Company sold 9,798,980 shares of its common stock at a price of $10.00 per share. Each outstanding share of Company common stock owned by the existing public stockholders of the Company were converted into new shares of Company common stock based on an exchange ratio of 1.5309-to-1. The Company had 11,375,803 shares of Company common stock outstanding following the Conversion.

The Company is a registered bank holding company subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

The Company conducts its operations primarily through its wholly owned subsidiary, BayVanguard Bank (the "Bank"), a Maryland-chartered commercial bank. BayVanguard Bank is headquartered in Baltimore, Maryland and is a community-oriented financial institution offering traditional financial services to its local communities. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate one-to-four family real estate, construction, multi-family, commercial real estate, farm, marine, commercial and consumer loans.

The Bank's deposits are insured up to the applicable legal limits by the Federal Deposit Insurance Corporation's Deposit Insurance Fund. BayVanguard Bank is a member of the FHLB.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation and Significant Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, goodwill and intangible asset impairment, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the Baltimore metropolitan area and the Eastern Shore of Maryland. The Company does not have any significant concentrations to any one industry or customer.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, cash items in the process of clearing, and interest-bearing deposits with banks with original maturities of less than 90 days.

Securities

The Company classifies investment securities as held to maturity ("HTM") or available for sale ("AFS"). Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost (including amortization of premiums or accretion of discounts). Net unrealized gains and losses for debt securities classified as available for sale are recognized as increases or decreases in other comprehensive income or loss, net of taxes, and excluded from the determination of net income.

Equity securities are reported at fair value with unrealized gains and losses included in net gains/losses in noninterest income.

Realized gains and losses on sales of securities are determined using the specific identification method and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Premiums and discounts on callable debt securities are amortized through the earliest call date.

When the fair value of an AFS debt security has declined below its amortized cost basis, the Company is required to assess whether the decline is from a credit loss or other factors. For securities that are not guaranteed by the federal government, an analysis is performed on the individual security using the latest available information to determine if the decline in fair value is attributable to a credit loss. If such determination is made, the Company would record an allowance for credit loss for the debt instrument. As of December 31, 2025, we have recognized no credit losses on AFS securities.

For HTM debt securities, an allowance will be recognized when lifetime credit losses are expected, in an amount that reflects the expected contractual credit losses, even when the risk of such loss is remote. Any security, either explicitly or implicitly guaranteed by the U.S. Government, is excluded from this analysis. This includes U.S. Treasury securities, securities issued by agencies of the U.S. Government and mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac.

The allowance for credit losses ("ACL") for HTM securities is computed using bond global default rates tracked by S&P with a loss given default of 45%. Accrued interest receivable on the HTM debt securities excluded from this analysis totaled $42,000 at December 31, 2025.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank (the “FHLB") in an amount determined by both asset size and borrowings from the FHLB. Purchases and sales of stock are made directly with the FHLB at par value.

The Bank held approximately $2.3 million and $1.4 million of FHLB restricted stock at December 31, 2025 and December 31, 2024, respectively.

The restricted stock is carried at cost. Management evaluates whether this investment is impaired based on its assessment of the ultimate recoverability of the investment rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the investment is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Receivable

Loans receivable are stated at unpaid principal balances, adjusted for premiums and discounts on loans purchased, the undisbursed portion of loans in process, net deferred loan origination fees and costs, fair value adjustments on loans acquired in a merger, and the allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment to the yield of the related loans. The Company is amortizing these amounts over the contractual life of the loan using the interest method. For purchased loans, the related premium or discount is recognized over the contractual life of the purchased loan and is included as part of interest income. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Credit Losses - Loans

The Allowance for Credit Losses (the "ACL") is an estimate of the expected credit losses for loans held for investment and for off-balance sheet exposures. ASC 326, "*Financial Instruments-Credit Losses*," requires an immediate recognition of the credit loss expected to occur over the lifetime of a financial asset whether originated or purchased. Charge-offs are recorded to the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. Management believes the ACL is maintained in accordance with U.S. generally accepted accounting principles ("GAAP") and is in compliance with appropriate regulatory guidelines.

The ACL includes quantitative estimates of losses for collectively and individually evaluated loans. The quantitative estimate for collectively evaluated loans (other than investor commercial real estate loans) is determined using the average charge-off method that utilizes historical losses for all Maryland banks with assets less than $1 billion beginning in March 2000. The loss history is updated through the most recent quarter-end prior to the reporting period. The investor commercial real estate portfolio utilizes the national loss history for banks with assets less than $1 billion over the same time period. Investor CRE loans are made nationwide, therefore, management deems it appropriate to utilize national loss rates when evaluating this portfolio. Adjustments are made to the historical loss factors under each scenario for economic conditions, portfolio concentrations, collateral values, the level and trend of delinquent and problem loans and internal changes in staffing, loan policies and monitoring of the portfolio. Loans are selected for individual evaluation primarily based on their payment status and whether the loan has been placed on non-accrual status. Loans on non-accrual status include all loans greater than 90 days delinquent and other loans with identified weaknesses. The ACL is measured on a collective basis when similar risk factors exist as determined by internal loan coding and assignment to a portfolio segment.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the ACL on loans. The model's calculation also uses an adjustment for a 12-month forecast period utilizing the most recent 12-month economic forecast from the Board of Governors of the Federal Reserve System for national gross domestic product ("GDP") and the national unemployment rate. The model compares the average history of loss rates described above to the forecasted GDP to determine the value of the forward looking adjustment.

The establishment of the ACL is significantly affected by management's judgment and by economic and other uncertainties, and there is a likelihood that different amounts would be reported under different conditions or assumptions. The Federal Deposit Insurance Corporation (the "FDIC") and the Maryland Office of the Commissioner of Financial Regulation, as an integral part of their examination process, periodically review the ACL for reasonableness and, as a result of such reviews, we may be required to increase our ACL or recognize loan charge-offs.

The calculation of ACL excludes accrued interest receivable balances because these balances are reversed in a timely manner against previously recognized interest income when a loan is placed on non-accrual status.

Loan Commitments and Allowance for Credit Losses on Off-Balance Sheet Credit Exposure

The Company's off-balance sheet credit instruments primarily consist of unfunded commitments on existing loans or lines of credit. In the ordinary course of business, the Company has entered into commitments to extend credit. Such financial instruments are recorded on the balance sheet when they are funded. The Company records a reserve for unfunded commitments on off-balance sheet credit exposures through a the provision for credit loss. The reserve is estimated by loan segment at each measurement date under the expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company's consolidated balance sheets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage Loans Held for sale

Mortgages originated for sale are carried at the lower of aggregate cost or fair value of each outstanding loan. Sales of loans are recorded when the proceeds are received. Any gain or loss is recorded in noninterest income. There were no mortgage loans held for sale as of December 31, 2025 or 2024.

The Company occasionally sells its mortgage loans on a best effort basis to third-party investors on a servicing released basis. Upon sale and delivery, loans are legally isolated from the Company and the Company has no ability to restrict or constrain the ability of third-party investors to pledge or exchange the mortgage loans. The Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third-party investors to put the mortgage loans back to the Company.

Other Real estate Owned

Other real estate owned and repossessed assets are composed of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. If the fair value of the asset, net of estimated selling costs, is less than the related loan balance at the time of acquisition, a charge against the allowance for credit losses is recorded. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value less estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in noninterest income and expenses.

Premises and Equipment

Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed based on the straight-line method over the estimated useful lives of the respective assets. Expenditures for improvements are capitalized while costs for maintenance and repairs are expensed as incurred.

Leases

The Company determines if an arrangement is a lease at inception. All of the Company’s leases are currently classified as operating leases and are included in other assets and other liabilities on the Company’s Consolidated Balance Sheets. Periodic operating lease costs are recorded in occupancy expenses of premises on the Company's Consolidated Statements of Income.

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease arrangements. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the expected future lease payments over the remaining lease term. In determining the present value of future lease payments, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. The operating ROU assets are adjusted for any lease payments made at or before the lease commencement date, initial direct costs, any lease incentives received and, for acquired leases, any favorable or unfavorable fair value adjustments. The present value of the lease liability may include the impact of options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options provided in the lease terms. Lease expense is recognized on a straight-line basis over the expected lease term. Lease agreements that include lease and non-lease components, such as common area maintenance charges, are accounted for separately.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in Life Insurance

Investment in life insurance is reflected at the net cash surrender value to the Company.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is evaluated for impairment at least annually. Any impairment of goodwill would be recorded against income in the period of impairment.

Intangible Assets

Intangible assets, consisting of core deposit intangibles, represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged on its own or in combination with a related contract, asset or liability. Core deposit intangibles are amortized on an accelerated basis over an estimated useful life. Core deposit intangibles are evaluated annually for impairment. Any impairment of intangible assets would be recorded against income in the period of impairment.

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence.

Statements of Cash Flows

Cash and cash equivalents in the Consolidated Statements of Cash Flows include cash, federal funds sold and interest bearing deposits in other banks. Federal funds are generally purchased and sold for one-day periods.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding as adjusted for the dilutive effect of stock options based on the treasury stock method. ESOP shares are considered outstanding for basic and diluted EPS when the shares are committed to be released. As of December 31, 2025 and December 31, 2024, the Company had 886,546 and 933,033 shares, respectively of unexercised stock options. Options with an exercise price greater than the average market price of the common shares are excluded from the calculation as their effect would be anti-dilutive. As of December 31, 2025 and 2024, the Company had 77,574 and 31,379 dilutive shares, respectively. The Company had no anti-dilutive shares at December 31, 2025 and 79,024 anti-dilutive shares at December 31, 2024.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic earnings per common share represent income available to common shareholders, divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may have been issued by the Company related to outstanding unvested restricted stock unit and performance stock unit awards were determined using the treasury stock method and included in the calculation of dilutive common stock equivalents.

As of the years ended December 31, 2025, and 2024, there were no unvested restricted stock or performance stock unit awards which were excluded from the calculation as their effect would be anti-dilutive. Basic and diluted earnings per share have been computed based on weighted-average common and common equivalent shares outstanding as follows:

	December 31, 2025		December 31, 2024	
	Basic	**Diluted**	Basic	Diluted
(dollars in thousands, except per share data)				
Net income	**$ 13,495**	**$ 13,495**	$ 11,723	$ 11,723
Weighted average common shares outstanding	**9,380**	**9,380**	10,679	10,679
Dilutive securities stock options	**—**	**78**	—	31
Adjusted weighted average shares outstanding	**9,380**	**9,458**	10,679	10,710
Earnings per share amount	**$ 1.44**	**$ 1.43**	$ 1.10	$ 1.09

Stock Based Compensation

The Company accounts for stock-based compensation under the fair value method of accounting. For stock options, the Company uses a Black-Scholes valuation model to measure stock-based compensation expense at the date of grant. Compensation expense related to stock-based awards is recognized over the period during which an individual is required to provide service in exchange for such award.

Revenue Recognition

Management is required by accounting pronouncements governing the recognition of revenue to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company records revenue from contracts with customers in accordance with ASC Topic 606, "Revenue from Contracts with Customers." Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's primary sources of revenue are derived from interest and dividends earned on loans, investment securities, and other financial instruments that are not within the scope of Topic 606. The Company evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

ASU 2023-09, "Income Taxes (Topic 740), Improvement to Income Tax Disclosures." The amendments in ASU 2023-09 require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. The Company adopted the standard effective for the year ended December 31, 2025. The adoption did not result in a material impact on the Company's Consolidated Financial Statements and the amendments have been applied retrospectively. The changes to the financial statement disclosures have been reflected in this filing, specifically Note 11.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2025 for items that should potentially be recognized or disclosed in these consolidated financial statements. This evaluation was conducted through March 13, 2026, the date these financial statements were available to be issued.

NOTE 2 – SECURITIES

Securities available for sale at December 31, 2025 and December 31, 2024 consisted of the following:

	December 31, 2025			
(dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available for sale				
Agencies	$ 404	$ —	$ —	$ 404
Corporate securities	1,482	—	121	1,361
Mortgage-backed securities	20,570	19	1,473	19,116
Treasuries	12,329	16	—	12,345
Total	$ 34,785	$ 35	$ 1,594	$ 33,226

	December 31, 2024			
(dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available for sale				
Agencies	$ 528	$ —	$ 6	$ 522
Corporate securities	1,727	—	192	1,535
Mortgage-backed securities	22,950	6	2,062	20,894
Treasuries	14,289	19	—	14,308
Total	$ 39,494	$ 25	$ 2,260	$ 37,259

NOTE 2 – SECURITIES (CONTINUED)

The Company had pledged securities with an amortized cost of $32.1 million and a fair value of $30.3 million at December 31, 2025 to secure deposits from municipalities. At December 31, 2024, the Company had pledged securities with an amortized cost of $33.6 million and a fair value of $31.2 million to secure deposits from municipalities.

Securities held to maturity at December 31, 2025 and December 31, 2024 consisted of the following:

	December 31, 2025			
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity				
Agencies	$ —	$ —	$ —	$ —
Corporate securities (1)	$ 3,198	$ —	$ 200	$ 2,998
Mortgage-backed securities	2,538	4	438	2,104
Total	$ 5,736	$ 4	$ 638	$ 5,102

	December 31, 2024			
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity				
Agencies	$ —	$ —	$ —	$ —
Corporate securities (1)	$ 3,196	$ —	$ 336	$ 2,860
Mortgage-backed securities	2,783	2	474	2,311
Total	$ 5,979	$ 2	$ 810	$ 5,171

(1) Amount is net of CECL credit reserve of $2,000 at December 31, 2025 and $4,000 at December 31, 2024.

NOTE 2 – SECURITIES (CONTINUED)

The amortized cost and fair value of securities as of December 31, 2025 and December 31, 2024, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without prepayment penalties.

	December 31, 2025			
	Available for sale		Held to maturity	
(dollars in thousands)	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Due under one year	$ 22,538	$ 22,541	$ 2,592	$ 2,462
Due after one year through five years	563	552	830	760
Due after five years through ten years	1,658	1,514	288	278
Due after ten years	10,026	8,619	2,026	1,602
Total	$ 34,785	$ 33,226	$ 5,736	$ 5,102

	December 31, 2024			
	Available for sale		Held to maturity	
(dollars in thousands)	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Due under one year	$ 26,340	$ 26,272	$ 166	$ 167
Due after one year through five years	143	139	3,325	2,982
Due after five years through ten years	1,789	1,555	356	334
Due after ten years	11,222	9,293	2,132	1,692
Total	$ 39,494	$ 37,259	$ 5,979	$ 5,175

All mortgage-backed securities are guaranteed by Freddie Mac, Fannie Mae or Ginnie Mae.

NOTE 2 – SECURITIES (CONTINUED)

Investment securities with unrealized losses for continuous periods of less than 12 months and 12 months or longer are as follows:

December 31, 2025	Less than 12 months Unrealized losses	Less than 12 months Fair value	Over 12 months Unrealized losses	Over 12 months Fair value	Total Unrealized losses	Total Fair value
(dollars in thousands)						
Available for sale						
Corporate securities	$ 11	$ 489	$ 110	$ 872	$ 121	$ 1,361
Mortgage-backed securities	1	564	1,472	14,076	1,473	14,640
Total	$ 12	$ 1,053	$ 1,582	$ 14,948	$ 1,594	$ 16,001
Held to maturity						
Corporate securities	$ —	$ —	$ 200	$ 2,998	$ 200	$ 2,998
Mortgage-backed securities	—	1	438	1,895	438	1,896
Total	$ —	$ 1	$ 638	$ 4,893	$ 638	$ 4,894

December 31, 2024	Less than 12 months Unrealized losses	Less than 12 months Fair value	Over 12 months Unrealized losses	Over 12 months Fair value	Total Unrealized losses	Total Fair value
(dollars in thousands)						
Available for sale						
Agency securities	$ 6	$ 522	$ —	$ —	$ 6	$ 522
Corporate securities	—	—	192	1,535	192	1,535
Mortgage-backed securities	—	214	2,062	18,400	2,062	18,614
Total	$ 6	$ 736	$ 2,254	$ 19,935	$ 2,260	$ 20,671
Held to maturity						
Corporate securities	$ —	$ —	$ 336	$ 2,860	$ 336	$ 2,860
Agency securities	—	—	—	—	—	—
Mortgage-backed securities	1	31	473	2,162	474	2,193
Total	$ 1	$ 31	$ 809	$ 5,022	$ 810	$ 5,053

The total number of securities with unrealized losses at December 31, 2025 and 2024 were 104 and 125, respectively.

Most of the securities with unrealized losses in the portfolio have modest duration risk, low credit risk, and minimal unrealized losses when compared to total amortized cost. The unrealized losses on debt securities that exist are the result of changes in interest rates since original purchase and are not related to credit concerns. Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost bases, which may be at maturity for debt securities, the Company considers the unrealized losses to be temporary and therefore no impairment has been recorded during the respective periods of presentation.

We monitor the credit quality of HTM debt securities through both internal analysis performed on a quarterly basis and credit ratings when available. The following table reflects the credit ratings for the HTM debt securities at December 31, 2025.

(dollars in thousands)	AAA	A-	BBB/BB B+	BBB-	Not Rated	Total
Corporate securities	$ —	$ 500	$ 1,248	$ 700	$ 750	$ 3,198
Mortgage-backed securities	2,538	—	—	—	—	2,538
	$ 2,538	$ 500	$ 1,248	$ 700	$ 750	$ 5,736

NOTE 2 – SECURITIES (CONTINUED)

The following table provides a breakdown of our HTM debt securities by year of origination at December 31, 2025.

(dollars in thousands)	Total	2024	2023	2022	2021	2020	Prior
Corporate securities	$ 3,198	$ —	$ —	$ 750	$ 2,448	$ —	$ —
Mortgage-backed securities issued by GSEs and Ginnie Mae	2,538	—	—	1,785	75	—	678
	$ 5,736	$ —	$ —	$ 2,535	$ 2,523	$ —	$ 678

The following table is a roll forward of our allowance for credit losses on HTM debt securities at December 31, 2025 and 2024.

(dollars in thousands)	**December 31, 2025**	December 31, 2024
Beginning Balance	$ 4	$ 6
(Recovery) for credit losses	(2)	(2)
Ending Balance	$ 2	$ 4

NOTE 3 – LOANS RECEIVABLE

Portfolio loans, net of deferred costs and fees, are summarized by type as follows at December 31, 2025 and December 31, 2024:

	Period Ended			
	December 31, 2025		December 31, 2024	
(dollars in thousands)	**Amount**	**Percent**	Amount	Percent
Real estate				
One to four family - owner occupied	**$ 163,964**	**21.72%**	$ 141,867	19.23%
One to four family - non owner occupied	**94,511**	**12.52%**	99,824	13.53%
Commercial owner occupied	**79,730**	**10.56%**	82,614	11.20%
Commercial investor	**321,675**	**42.61%**	328,680	44.56%
Construction and land	**36,441**	**4.83%**	30,578	4.14%
Farm loans	**7,231**	**0.96%**	11,329	1.54%
Total real estate loans	**703,552**	**93.20%**	694,892	94.20%
Marine and other consumer loans	**14,914**	**1.98%**	16,772	2.27%
Guaranteed by U.S. Government	**2,175**	**0.29%**	2,902	0.39%
Commercial	**34,280**	**4.54%**	23,194	3.14%
Total consumer and commercial	**51,369**	**6.80%**	42,868	5.80%
Total loans	**754,921**	**100.0%**	737,760	100.0%
Allowance for credit losses	**(6,437)**		(8,522)	
Total loans, net of deferred costs and fees	**$ 748,484**		$ 729,238	

Net deferred loan origination fees and costs were $2.2 million and $2.2 million at December 31, 2025 and 2024, respectively.

Residential lending repayment is generally dependent on economic and market conditions in the Company's lending area. Commercial real estate, commercial and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

In the normal course of banking business, risks related to specific loan categories are as follows:

Real Estate Loans – Real estate loans are typically made to consumers and businesses and are secured by real estate. Credit risk arises from the borrower's continuing financial stability, which can be adversely impacted by the economy as well as borrower-specific occurrences. Also impacting credit risk is a shortfall in the value of the real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the collateral.

Marine Loans – Marine loans are typically made to consumers and are secured by marine-based collateral. Credit risk is similar to real estate loans above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan. Marine loans may entail greater risk than residential mortgage loans, as they are collateralized by assets that depreciate rapidly. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower.

Other Consumer – Other consumer loans include installment loans and personal lines of credit which may be secured or unsecured. Credit risk is similar to real estate loans above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan, if any. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower.

Guaranteed by the U.S. Government – Loans guaranteed by the U.S. government do not present similar risks as reflected in the other categories mentioned herein. The primary differentiating factor is that a guarantee is provided by the government therefore substantially mitigating any risk of loss given default in the event of credit deterioration. Due to the guarantee from the Federal government, there is no allowance for credit losses recorded for these loans.

Commercial – Commercial loans are secured or unsecured loans for business purposes. Loans are typically secured by accounts receivable, inventory, equipment and/or other assets of the business. Credit risk arises from the successful operation of the business which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

A summary of transactions in the allowance for credit losses-loans during the year ended December 31, 2025 follows:

Year Ended	December 31, 2025				
(dollars in thousands)	**Beginning Balance**	**Charge-offs**	**Recoveries**	**Provisions (recovery)**	**Ending Balance**
Real estate					
One to four family - owner occupied	$ 1,858	$ —	$ 21	$ (573)	$ 1,306
One to four family - non owner occupied	742	—	71	(276)	537
Commercial owner occupied	511	—	—	(182)	329
Commercial investor	3,592	—	—	(532)	3,060
Construction and land	940	—	3	(615)	328
Farm loans	69	—	—	(46)	23
Total real estate loans	7,712	—	95	(2,224)	5,583
Marine and other consumer loans	399	(14)	2	51	438
Commercial	411	—	—	5	416
Total consumer and commercial	810	(14)	2	56	854
Total loans	$ 8,522	$ (14)	$ 97	$ (2,168)	$ 6,437

NOTE 3 – LOANS RECEIVABLE (CONTINUED)

The following table summarized the ACL activity for the years ended December 31, 2025 and 2024.

(dollars in thousands)	December 31, 2025	December 31, 2024
Recovery of provision for credit losses - loans	$ (2,168)	$ (347)
Reduction in allowance for securities - HTM	(2)	(2)
Provision in allowance for credit losses - unfunded commitments	(259)	146
Provision for (recovery of) credit losses per the Consolidated Statement of Income	$ (2,429)	$ (203)

A summary of transactions in the allowance for credit losses-loans during the year ended December 31, 2024 follows:

Year Ended	**December 31, 2024**				
(dollars in thousands)	**Beginning Balance**	**Charge-offs**	**Recoveries**	**Provisions (recovery)**	**Ending Balance**
Real estate					
One to four family - owner occupied	$ 1,728	$ —	$ 115	$ 15	$ 1,858
One to four family - non owner occupied	1,030	(1)	196	(483)	742
Commercial owner occupied	563	—	—	(52)	511
Commercial investor	3,725	—	—	(133)	3,592
Construction and land	772	—	4	164	940
Farm loans	179	—	—	(110)	69
Total real estate loans	7,997	(1)	315	(599)	7,712
Marine and other consumer loans	403	(3)	1	(2)	399
Commercial	154	—	3	254	411
Total consumer and commercial	557	(3)	4	252	810
Total loans	$ 8,554	$ (4)	$ 319	$ (347)	$ 8,522

The following table presents the credit risk profile by risk grade by origination year as of December 31, 2025.

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year							
Balance at December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving**	**Total**
One to four family - owner occupied								
Pass	$ 34,231	$ 23,919	$ 5,315	$ 7,503	$ 12,345	$ 68,285	$ 11,790	$ 163,388
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	329	247	—	576
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total One to four family - owner occupied	$ 34,231	$ 23,919	$ 5,315	$ 7,503	$ 12,674	$ 68,532	$ 11,790	$ 163,964
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
One to four family - non owner occupied								
Pass	$ 8,148	$ 4,737	$ 12,480	$ 26,808	$ 14,860	$ 27,113	$ —	$ 94,146
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	365	—	365
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total One to four family - non owner occupied	$ 8,148	$ 4,737	$ 12,480	$ 26,808	$ 14,860	$ 27,478	$ —	$ 94,511
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial owner occupied								
Pass	$ 3,905	$ 4,100	$ 19,694	$ 10,299	$ 5,646	$ 34,164	$ —	$ 77,808
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	294	1,628	—	1,922
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial owner occupied	$ 3,905	$ 4,100	$ 19,694	$ 10,299	$ 5,940	$ 35,792	$ —	$ 79,730
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial investor								
Pass	$ 34,551	$ 34,460	$ 61,241	$ 80,765	$ 66,609	$ 44,049	$ —	$ 321,675
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial investor	$ 34,551	$ 34,460	$ 61,241	$ 80,765	$ 66,609	$ 44,049	$ —	$ 321,675
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land								
Pass	$ 7,957	$ 26,805	$ 271	$ 348	$ 448	$ 586	$ —	$ 36,415
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	26	—	26
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Construction and land	$ 7,957	$ 26,805	$ 271	$ 348	$ 448	$ 612	$ —	$ 36,441
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farm loans								
Pass	$ —	$ 311	$ —	$ 300	$ 1,744	$ 4,876	$ —	$ 7,231
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Farm loans	$ —	$ 311	$ —	$ 300	$ 1,744	$ 4,876	$ —	$ 7,231
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Marine and other consumer loans								
Pass	$ 883	$ 2,042	$ 2,408	$ 1,587	$ 4,698	$ 3,296	$ —	$ 14,914
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Marine and other consumer loans	$ 883	$ 2,042	$ 2,408	$ 1,587	$ 4,698	$ 3,296	$ —	$ 14,914
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ 14	$ —	$ 14
Guaranteed by U.S. Government								
Pass	$ —	$ —	$ —	$ —	$ —	$ 2,175	$ —	$ 2,175
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Guaranteed by U.S. Government	$ —	$ —	$ —	$ —	$ —	$ 2,175	$ —	$ 2,175
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial								
Pass	$ 12,267	$ 6,851	$ 138	$ 1,339	$ 4,726	$ 8,579	$ —	$ 33,900
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	380	—	—	—	380
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial	$ 12,267	$ 6,851	$ 138	$ 1,719	$ 4,726	$ 8,579	$ —	$ 34,280
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year							
Balance at December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving	Total
Total Loans								
Pass	$ 101,942	$ 103,225	$ 101,547	$ 128,949	$ 111,076	$ 193,123	$ 11,790	$ 751,652
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	380	623	2,266	—	3,269
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total loans	$ 101,942	$ 103,225	$ 101,547	$ 129,329	$ 111,699	$ 195,389	$ 11,790	$ 754,921

Balance at December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Total**
One to four family - owner occupied								
Pass	$ 24,477	$ 5,517	$ 7,718	$ 12,903	$ 9,523	$ 69,150	$ 11,871	$ 141,159
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	338	—	370	—	708
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total One to four family - owner occupied	$ 24,477	$ 5,517	$ 7,718	$ 13,241	$ 9,523	$ 69,520	$ 11,871	$ 141,867
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
One to four family - non owner occupied								
Pass	$ 5,483	$ 13,078	$ 28,690	$ 16,470	$ 9,607	$ 25,782	$ 1	$ 99,111
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	232	481	—	713
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total One to four family - non owner occupied	$ 5,483	$ 13,078	$ 28,690	$ 16,470	$ 9,839	$ 26,263	$ 1	$ 99,824
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Commercial owner occupied								
Pass	$ 4,433	$ 20,314	$ 10,753	$ 6,144	$ 5,192	$ 31,608	$ —	$ 78,444
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	2,261	1,909	—	4,170
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial owner occupied	$ 4,433	$ 20,314	$ 10,753	$ 6,144	$ 7,453	$ 33,517	$ —	$ 82,614
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial investor								
Pass	$ 41,332	$ 65,585	$ 99,623	$ 71,681	$ 15,340	$ 34,347	$ —	$ 327,908
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	772	—	772
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial investor	$ 41,332	$ 65,585	$ 99,623	$ 71,681	$ 15,340	$ 35,119	$ —	$ 328,680
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land								
Pass	$ 26,399	$ 1,113	$ 863	$ 1,279	$ —	$ 898	$ —	$ 30,552
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	26	—	26
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Construction and land	$ 26,399	$ 1,113	$ 863	$ 1,279	$ —	$ 924	$ —	$ 30,578
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farm loans								
Pass	$ 315	$ —	$ 4,131	$ 1,787	$ —	$ 5,096	$ —	$ 11,329
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Farm loans	$ 315	$ —	$ 4,131	$ 1,787	$ —	$ 5,096	$ —	$ 11,329
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Marine and other consumer loans								
Pass	$ 2,236	$ 3,195	$ 1,749	$ 5,251	$ 1,599	$ 2,742	$ —	$ 16,772
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Marine and other consumer loans	$ 2,236	$ 3,195	$ 1,749	$ 5,251	$ 1,599	$ 2,742	$ —	$ 16,772
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ 3	$ —	$ 3
Other consumer								
Pass	$ —	$ -	$ —	$ —	$ 20	$ 2,882	$ —	$ 2,902
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Guaranteed by U.S. Government	$ —	$ —	$ —	$ —	$ 20	$ 2,882	$ —	$ 2,902
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial								
Pass	$ 5,847	$ 360	$ 2,738	$ 4,214	$ 6,151	$ 2,836	$ —	$ 22,146
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	380	—	—	668	—	1,048
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Commercial	$ 5,847	$ 360	$ 3,118	$ 4,214	$ 6,151	$ 3,504	$ —	$ 23,194
Current Period Gross Write-off	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year							
Balance at December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving	Total
Total Loans								
Pass	$ 110,522	$ 109,162	$ 156,265	$ 119,729	$ 47,432	$ 175,341	$ 11,872	$ 730,323
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	380	338	2,493	4,226	—	7,437
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total loans	$ 110,522	$ 109,162	$ 156,645	$ 120,067	$ 49,925	$ 179,567	$ 11,872	$ 737,760

The following table presents the amortized cost basis of collateral dependent loans by class of loans at December 31, 2025:

(dollars in thousands)	Real Estate	Estimated Collateral Values Real Estate	Loan Balance Business/Othe r Business\Othe r Assets	Estimated Collateral Values Business\Othe r Assets
One to four family - owner occupied	$ 811	$ 4,535	$ —	$ —
One to four family - non-owner occupied	174	495	—	—
Commercial owner occupied real estate	860	2,250	—	—
Commercial investor real estate	—	—	—	—
Construction and land	26	625	—	—
Commercial	380	664	—	122
Marine and other consumer	10	—	—	50
Total	$ 2,261	$ 8,569	$ —	$ 172

The following table presents the amortized cost basis of collateral dependent loans by class of loans at December 31, 2024:

(dollars in thousands)	Real Estate	Estimated Collateral Values Real Estate	Loan Balance Business/Other Business\Other Assets	Estimated Collateral Values Business\Other Assets
One to four family - owner occupied	$ 1,218	$ 5,706	$ —	$ —
One to four family - non-owner occupied	280	793	—	—
Commercial owner occupied real estate	1,323	2,915	—	—
Commercial investor real estate	772	1,500	—	—
Construction and land	26	667	—	—
Commercial	380	975	—	124
Marine and other consumer	11	18	—	18
Total	$ 4,010	$ 12,574	$ —	$ 142

Management identifies loans as modifications to borrowers experiencing financial difficulty ("BEFD") when a borrower is experiencing financial difficulties and the Company has altered the cash flows of the loan as part of a modification or in the loan renewal process. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed in accordance with the Company’s internal underwriting policy.

BEFD modifications included in the individually assessed loan schedules above, as of December 31, 2025 are as follows:

(dollars in thousands)	Number of Loans	Amortized Cost
One to four family - owner occupied	8	$ 995
One to four family - non owner occupied	1	124
Commercial owner occupied	—	—
Commercial investor real estate	—	—
Total BEFD modification loans	9	$ 1,119
Modifications on non-accrual	—	$ —

The following table details the amortized cost basis at the end of the reporting period for loans made to borrowers experiencing financial difficulty as of December 31, 2025.

	Year Ended December 31, 2025			
(dollars in thousands)	Term Extensions	Payment Deferral and Term Extensions	Total	Percentage of Total Loans
One to four family - owner occupied	$ 995	$ —	$ 995	0.13%
One to four family - non-owner occupied	124	—	124	0.02%
Commercial owner occupied real estate	—	—	—	0.00%
Commercial investor real estate	—	—	—	0.00%
Construction and land	—	—	—	0.00%
Marine and other consumer	—	—	—	0.00%
Total	$ 1,119	$ —	$ 1,119	0.15%

The Company's policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those loans characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans (or portions of loans) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Loans that do not expose the Company to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are required to be designated as special mention.

The following table summarizes the classification of the loan portfolio at December 31, 2025:

	December 31, 2025				
(dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real estate					
One to four family - owner occupied	$ 163,388	$ —	$ 576	$ —	$ 163,964
One to four family - non-owner occupied	94,146	—	365	—	94,511
Commercial owner occupied	77,808	—	1,922	—	79,730
Commercial investor	321,675	—	—	—	321,675
Construction and land	36,415	—	26	—	36,441
Farm loans	7,231	—	—	—	7,231
Total real estate loans	700,663	—	2,889	—	703,552
Marine and other consumer loans	14,914	—	—	—	14,914
Guaranteed by the U.S. government	2,175	—	—	—	2,175
Commercial	33,900	—	380	—	34,280
Total consumer and commercial	50,989	—	380	—	51,369
Total loans	$ 751,652	$ —	$ 3,269	$ —	$ 754,921

NOTE 3 – LOANS RECEIVABLE (CONTINUED)

The following table summarizes classification of the gross loan portfolio at December 31, 2024:

	December 31, 2024				
(dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real estate					
One to four family - owner occupied	$ 141,159	$ —	$ 708	$ —	$ 141,867
One to four family - non-owner occupied	99,111	—	713	—	99,824
Commercial owner occupied	78,444	—	4,170	—	82,614
Commercial investor	327,908	—	772	—	328,680
Construction and land	30,552	—	26	—	30,578
Farm loans	11,329	—	—	—	11,329
Total real estate loans	688,503	—	6,389	—	694,892
Marine and other consumer loans	16,772	—	—	—	16,772
Guaranteed by the U.S. government	2,902	—	—	—	2,902
Commercial	22,146	—	1,048	—	23,194
Total consumer and commercial	41,820	—	1,048	—	42,868
Total loans	$ 730,323	$ —	$ 7,437	$ —	$ 737,760

The following tables set forth certain information with respect to our loan portfolio delinquencies by loan class**:**

	December 31, 2025					
(dollars in thousands)	**30 - 59 Days Past Due**	**60 - 89 Days Past Due**	**90+ Days Past Due**	**Total Past Due**	**Current Loans**	**Total Loans**
Real estate						
One to four family - owner occupied	$ 4,700	$ 379	$ 787	$ 5,866	$ 158,098	$ 163,964
One to four family - non owner occupied	104	—	174	278	94,233	94,511
Commercial owner occupied	—	566	294	860	78,870	79,730
Commercial investor	—	—	—	—	321,675	321,675
Construction and land	—	—	26	26	36,415	36,441
Farm loans	—	—	—	—	7,231	7,231
Total real estate loans	4,804	945	1,281	7,030	696,522	703,552
Marine and other consumer loans	384	44	10	438	14,476	14,914
Guaranteed by U.S. Government	—	—	—	—	2,175	2,175
Commercial	—	—	380	380	33,900	34,280
Total consumer and commercial loans	384	44	390	818	50,551	51,369
Total loans	$ 5,188	$ 989	$ 1,671	$ 7,848	$ 747,073	$ 754,921

As of December 31, 2025 all loans past due 90 or more days have been placed on non-accrual.

NOTE 3 – LOANS RECEIVABLE (CONTINUED)

(dollars in thousands)	December 31, 2024 30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	Current Loans	Total Loans
Real estate						
One to four family - owner occupied	$ 2,923	$ 558	$ 608	$ 4,089	$ 137,778	$ 141,867
One to four family - non owner occupied	576	—	—	576	99,248	99,824
Commercial owner occupied	408	—	656	1,064	81,550	82,614
Commercial investor	—	—	—	—	328,680	328,680
Construction and land	299	—	—	299	30,279	30,578
Farm loans	—	—	—	—	11,329	11,329
Total real estate loans	4,206	558	1,264	6,028	688,864	694,892
Marine and other consumer loans	9	—	11	20	16,752	16,772
Guaranteed by U.S. Government	9	52	—	61	2,841	2,902
Commercial	—	—	380	380	22,814	23,194
Total consumer and commercial loans	18	52	391	461	42,407	42,868
Total loans	$ 4,224	$ 610	$ 1,655	$ 6,489	$ 731,271	$ 737,760

The following is a summary of non-accrual loans by class as of the dates indicated:

	December 31, 2025			December 31, 2024		
(dollars in thousands)	No Allowance	With an Allowance	Total	No Allowance	With an Allowance	Total
Real estate						
One to four family - owner occupied	$ 811	$ —	$ 811	$ 1,218	$ —	$ 1,218
One to four family - non owner occupied	174	—	174	280	—	280
Commercial owner occupied	860	—	860	1,323	—	1,323
Commercial investor	—	—	—	772	—	772
Construction and land	26	—	26	26	—	26
Total real estate loans	1,871	—	1,871	3,619	—	3,619
Marine and other consumer	10	—	10	11	—	11
Commercial	286	94	380	286	94	380
Total consumer and commercial loans	296	94	390	297	94	391
Total nonaccrual loans	$ 2,167	$ 94	$ 2,261	$ 3,916	$ 94	$ 4,010

Interest that would have been accrued under the terms of the non-accrual loans had such loans been performing according to their terms was approximately $319,000 for the year ended December 31, 2025 and $308,000 for the year ended December 31, 2024.

NOTE 3 – LOANS RECEIVABLE (CONTINUED)

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are limited to commitments to originate loans and unused lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The Company's exposure to credit loss from nonperformance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company generally requires collateral or other security to support financial instruments with off-balance sheet credit risk. The Company's reserve balance for unfunded commitments was $94,000 and $353,000 at December 31, 2025 and 2024, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

(dollars in thousands)	**December 31, 2025**	December 31, 2024
Available lines of credit	$ 45,901	$ 51,307
Letters of credit	832	592
Total	$ 46,733	$ 51,899

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2025 and December 31, 2024 are summarized by major classification as follows:

(dollars in thousands)	Useful life in years	**December 31, 2025**	December 31, 2024
Land	—	$ 3,129	$ 3,326
Buildings	15 - 40	11,588	11,567
Leasehold improvements	5 - 10	693	688
Furniture, fixtures, and equipment	3 - 10	3,322	3,259
Premises and equipment, gross		18,732	18,840
Accumulated depreciation		(6,239)	(5,616)
Premises and equipment, net of accumulated depreciation		$ 12,493	$ 13,224

Depreciation expense for the years ended December 31, 2025 and December 31, 2024 was **$793,000** and $822,000, respectively.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

The activity in core deposit intangible assets for the years ended December 31, 2025 and ended December 31, 2024 was as follows:

(dollars in thousands)	**December 31, 2025**	December 31, 2024
Net carrying amount at beginning of period	$ 831	$ 1,012
Amortization	(180)	(181)
Net carrying amount at end of period	$ 651	$ 831

At December 31, 2025 future estimated annual amortization expense is as follows:

Year ending (in thousands)		
2026	$	180
2027		180
2028		180
2029		72
2030		30
Thereafter		9
Total Estimated Amortization Expense	$	651

Goodwill and other intangible assets are presented in the tables below.

	December 31, 2025			December 31, 2024		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Core deposit intangible	$ 1,868	$ 1,217	$ 651	$ 1,868	$ 1,037	$ 831

(dollars in thousands)	**December 31, 2025**	December 31, 2024
Goodwill	$ 14,420	$ 14,420

NOTE 6 – DEPOSITS

Deposits are summarized as follows:

	At December 31,			
	2025		**2024**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
Noninterest-bearing checking accounts	$ 138,360	20.46%	$ 129,724	19.91%
Interest-bearing checking accounts	80,882	11.96%	82,954	12.73%
Money market accounts	123,264	18.23%	121,558	18.66%
Savings accounts	129,436	19.14%	127,207	19.53%
Certificates of deposit	204,152	30.21%	190,048	29.17%
Total deposits	$ 676,094	100.00%	$ 651,491	100.00%

At December 31, 2025, the Bank had two account relationships from local government entities that comprised 2.8% and 1.7% of total deposits, respectively.

At December 31, 2025 and December 31, 2024, the Bank had $35.7 million and $25.9 million in certificates of deposit of $250,000 or more, respectively. Deposits in excess of $250,000 may not be insured by the FDIC.

At December 31, 2025 scheduled maturities of certificates of deposits are as follows:

Year ending December 31, (dollars in thousands)		
2026	$	79,875
2027		15,248
2028		11,053
2029		52,617
2030		45,359
Thereafter		—
Total certificates of deposit	$	204,152

NOTE 7 – BORROWINGS

A summary of the Company's borrowings at December 31 for the years indicated is as follows:

		2025		2024	
(dollars in thousands)	Maturity	**Balance**	**Rate**	Balance	Rate
Federal Home Loan Bank Advance	2025	$ —	— %	$ 15,000	4.57 %
Federal Home Loan Bank Advance	2026	10,000	3.88 %		
Federal Home Loan Bank Advance	2027	10,000	3.53 %		
Federal Home Loan Bank Advance	2028	15,000	3.55 %		
BV Financial Inc. Series 2020 Notes	2030	—	— %	35,000	4.88 %
Total borrowings, gross		$ 35,000		$ 50,000	
Less: debt issuance costs		—		(117)	
Total borrowings, net		$ 35,000		$ 49,883	

The Bank has an agreement under a blanket floating lien with the FHLB providing the Bank a line of credit of up to 25% of its total assets limited to the lendable collateral value of qualified assets the Bank has to pledge to support its borrowings. At December 31, 2025 and December 31, 2024, the Bank had credit availability of $108.0 million and $120.0 million, respectively.

The Bank had $35.0 million in FHLB advances outstanding at December 31, 2025 and $15.0 million in FHLB advances outstanding at December 31, 2024. Additionally, at December 31, 2025 and December 31, 2024, the Bank had unfunded letters of credit used to secure municipal deposits outstanding against the FHLB line of credit of $29.0 million and $23.0 million, respectively.

The Bank is required to maintain qualified mortgage loans as collateral for its FHLB advances and letters of credit in an amount equal to 100% of the outstanding advances. As of December 31, 2025 and December 31, 2024, the Bank pledged $171.6 million and $157.6 million of loans to the FHLB for advances, respectively. Additionally, at December 31, 2025 and December 31, 2024, the Bank had a $20.0 million unsecured demand line of credit facility with a correspondent bank, which had no outstanding balance.

The Company issued $35.0 million in Fixed-to-Floating Rate Subordinated Notes Due 2030 on October 21, 2020. The proceeds were used to acquire Delmarva Bancshares, Inc. and to retire the Delmarva Bancshares 2015 Senior Notes. The interest rate on these notes was fixed for the first five years at 4.875% and then would have reset quarterly to an interest rate per annum equal to the then current three-month term Secured Overnight Financing Rate ("SOFR") plus 472 basis points, payable quarterly in arrears. The Company redeemed the $35.0 million subordinated debt in December 2025.

NOTE 7 – BORROWINGS (CONTINUED)

The Easton Capital Trust Junior Subordinated Notes were issued by Easton Bank & Trust and assumed by Delmarva Bancshares on July 15, 2015 and then assumed by the Company on October 31, 2020. The Company acquired $3.0 million of junior subordinated debt of Easton Capital Trust I. The junior subordinated debt was scheduled to mature on February 8, 2034, but may have been called starting on February 8, 2009. The junior subordinated debt accrued interest at a floating rate equal to the three-month SOFR plus 2.85%, payable quarterly. The quarterly interest rate on the debentures was 8.49% at December 31, 2023. In the first quarter of 2024, the Company paid off this junior subordinated debt, which resulted in the write-off (increase in interest expense) of the remaining purchase accounting fair market value adjustment of $566,000.

NOTE 8 – PROFIT SHARING AND DEFERRED COMPENSATION AGREEMENTS

The Bank has a profit sharing plan and a 401(k) plan for all eligible employees. Contributions to the plans are discretionary by the Board of Directors. For the year ended December 31, 2025, the Company had a maximum match contribution of 5%. For the years ended December 31, 2025 and December 31, 2024, expenses of $87,000 and $72,000 were incurred for the 401(k) plan, respectively. In the years ended December 31, 2025 and 2024, the Company made no accrual for the profit -sharing plan.

The Company has supplemental executive retirement agreements with four retired executive officers. Under the agreements, each executive receives a stated annual benefit in monthly installments. All executives covered by these agreements are receiving benefits under the terms of the agreements. During the years ended December 31, 2025 and December 31, 2024, benefits of $182,000 and $280,000 were paid in accordance with the agreements, respectively.

The Company has supplemental retirement agreements with certain directors. Under the agreements, each director will receive a stated annual benefit in monthly installments for ten years following his or her separation from service after attaining a normal retirement age of 70. If the director separates either voluntarily or involuntarily from service prior to reaching his or her normal retirement age, the director will receive an unreduced lump sum of the accrued liability balance (i.e., the amount accrued to fund the future benefit expense under the agreement) within thirty days of the separation from service. Upon a change in control, the director will receive a stated annual benefit in monthly installments for ten years following the change in control. If the director dies while actively serving as a director, the director's beneficiary will receive an unreduced lump sum equal to the accrued liability balance within thirty days of the director's death. If the director dies after monthly payments have commenced under the agreement, the director's beneficiary will receive the remaining installments in monthly payments in accordance with the schedule of payments due to the director.

NOTE 8 – PROFIT SHARING AND DEFERRED COMPENSATION AGREEMENTS (CONTINUED)

The Company agreed to maintain post-retirement agreements with two former directors of acquired institutions. The agreements call for the Company to pay the premiums for supplemental health insurance for the directors and their spouses for life.

The Company has entered into salary continuation agreements with the current and former CEOs of the Company. Under these agreements, the executives will receive a stated annual benefit in monthly installments for 15 years following separation from service subject to service time and age. If the executive dies after monthly payments have commenced under the agreement, the executive's beneficiary will receive the present value of the remaining installments.

The accrued liabilities for the executive retirement agreements were $2.2 million and $2.2 million and for the director retirement agreements were $168,000 and $194,000 at December 31, 2025 and December 31, 2024, respectively. The Company recognized compensation expense related to these plans of $188,000 and $185,000 during the years ended December 31, 2025 and December 31, 2024, respectively.

Accounting standards require the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Bank-owned life insurance policies purchased for this purpose do not effectively settle the Company's obligation to the employee in this regard and thus the Company records a benefit cost and a related liability. As of December 31, 2025 and December 31, 2024, the Company has recorded a liability of $241,000 and $262,000, respectively, for this benefit.

NOTE 9 – EMPLOYEE BENEFIT PLANS

Stock Options

On December 14, 2017, the Company granted 79,607 stock options to officers and employees of the Company of which 7,630 and 54,117 were exercisable at December 31, 2025 and December 31, 2024, respectively. The options were granted with an exercise price at the then fair market value of the stock of $5.65, scheduled to vest over five years and expire ten years from the date of grant. On September 6, 2024, the Company granted 293,968 stock options to directors of the Company of which 73,496 were exercisable as of December 31, 2025. On September 17, 2024, the Company granted 584,948 stock options to officers of the Company of which 146,238 were exercisable as of December 31, 2025. The options were granted with an exercise price at the then fair market value of the stock of $14.25 and $14.86, respectively, are scheduled to vest over four years and expire ten years from the date of grant.

Information with respect to employee options outstanding during the years ended December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	933,033	$ 14.13	55,648	$ 5.65
Granted	—	—	878,916	14.66
Exercised	46,487	5.65	1,531	5.65
Outstanding at end of period	886,546	$ 14.58	933,033	$ 14.13
Exercisable at end of period	227,364	$ 14.35	54,117	$ 5.65

NOTE 9 – EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of information about stock options outstanding was as follows at December 31, 2025 and December 31, 2024:

	Weighted average exercise price	Outstanding shares	Remaining life (years)	Exercisable shares
Outstanding at end of period	$ 14.58	886,546	8.69	227,364
Intrinsic value on December 31, 2025		$ 3,156,104		

	Weighted average exercise price	Outstanding shares	Remaining life (years)	Exercisable shares
Outstanding at end of period	$ 14.13	933,033	9.36	54,117
Intrinsic value on December 31, 2024		$ 2,879,696		

The Company recognized $1.7 million and $667,000 in compensation expense during the years ended December 31, 2025 and December 31, 2024, respectively, related to the granting of stock options.

As of December 31, 2025 and December 31, 2024, there was $1.5 million and $3.2 million, respectively, in future compensation expense associated with outstanding stock options.

Restricted Stock

In 2025 and 2024, the Company granted zero and 343,562 shares of restricted stock to Board members and certain executive officers, respectively.

The Company recognized $2.2 million and $986,000 in compensation expense during the years ended December 31, 2025 and December 31, 2024, respectively, relating to the granting of restricted stock.

As of December 31, 2025 and December 31, 2024, there was $2.0 million and $4.2 million, respectively, in future compensation expense associated with restricted stock.

Note 9 – EMPLOYEE BENEFIT PLANS (Continued)

A summary of the activity for the years ended December 31, 2025 and December 31, 2024 is presented below:

	Number of Common Shares	Weighted Average Grant Date Fair Value/Share
Restricted Stock at January 1, 2025	359,217	$ 14.65
Granted	—	—
Vested	(92,341)	14.60
Forfeited	—	—
Restricted Stock at December 31, 2025	266,876	14.67

	Number of Common Shares	Weighted Average Grant Date Fair Value/Share
Restricted Stock at January 1, 2024	30,120	$ 14.30
Granted	343,562	14.65
Vested	(14,465)	13.84
Forfeited	—	—
Restricted Stock at December 31, 2024	359,217	14.65

The Company offers benefits under the BayVanguard Bank Employee Stock Ownership Plan (the "ESOP") to employees who meet certain eligibility requirements. In connection with the Conversion, the ESOP subscribed for 8% of the shares of the Company stock sold in the offering. The purchase was funded through a loan of $7.8 million from the Company, with an interest rate of 8.50% with a twenty-year term. Total shares purchased by the ESOP were 783,918. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. Shares purchased with the proceeds from the loan, that have not been allocated to employees are pledged as collateral for the loan, and held in a suspense account for future allocations to participants. Shares released from the expense account are allocated among the participants based on compensation, as defined in the ESOP documents. The ESOP shares pledged as collateral are reported as unearned common stock held by ESOP shares in the Company's Consolidated Balance Sheet. As shares are committed to be released, the Company recognizes compensation expense equal to the current market price of the shares, and the shares become outstanding in the earnings per share calculation. The Company recognized $422,000 and $319,000 of ESOP expense associated with the release of the shares during the years ended December 31, 2025 and 2024, respectively.

The number of shares committed to be released per year is 39,196 thru 2041, and 39,194 in 2042.

The following table presents share information held by the ESOP:

(amounts in thousands, except fair value of unallocated shares)	2025	2024
Allocated shares	39,196	39,196
Shares committed to be released	78,392	39,196
Unallocated shares (suspense shares)	666,330	705,526
Total shares	783,918	783,918
Fair value of unallocated shares	$ 12,087,226	$ 12,149,158

NOTE 10 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance

sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Basel III Capital Rules became effective for the Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital, and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

In connection with the adoption of the Basel III Capital Rules, the Bank elected to opt-out of the requirement to include accumulated other comprehensive income in Common Equity Tier 1 capital. Common Equity Tier 1 capital for the Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities and subject to transition provisions.

Insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10%; and (4) a Tier 1 leverage ratio of 5%.

The maintenance of a capital conservation buffer of 2.5% is also required. The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Bank. The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

NOTE 10 – REGULATORY MATTERS (CONTINUED)

The following table presents the Bank's capital position based on the financial statements:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)						
Tier 1 Leverage ratio	$ 147,851	16.44%	$ 35,976	4.00%	$ 44,970	5.00%
Tier 1 capital (to risk-weighted assets)	$ 147,851	21.13%	$ 41,989	6.00%	$ 55,986	8.00%
Common Equity Tier 1 Capital Ratio (to risk-weighted assets)	$ 147,851	21.13%	$ 31,492	4.50%	$ 45,488	6.50%
Total Capital ratio (to risk-weighted assets)	$ 154,386	22.06%	$ 55,986	8.00%	$ 69,982	10.00%
December 31, 2024						
Tier 1 Leverage ratio	$ 171,775	19.83%	$ 34,657	4.00%	$ 43,322	5.00%
Tier 1 capital (to risk-weighted assets)	$ 171,775	24.24%	$ 42,514	6.00%	$ 56,685	8.00%
Common Equity Tier 1 Capital Ratio (to risk-weighted assets)	$ 171,775	24.24%	$ 31,885	4.50%	$ 46,056	6.50%
Total Capital ratio (to risk-weighted assets)	$ 180,632	25.49%	$ 56,685	8.00%	$ 70,856	10.00%

As of December 31, 2025, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category.

The Federal Deposit Insurance Corporation, through formal or informal agreement, has the authority to require an institution to maintain higher capital ratios than those provided by statute, to be categorized as well capitalized under the regulatory framework for prompt corrective action.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years through December 1, 1987. If the amounts, which qualified as deductions for federal income tax purposes prior to December 31, 1987, are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal and state income tax at the then current corporate rate. Retained earnings at December 31, 2025 and December 31, 2024 included $1.5 million for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $413,000.

Federal regulations impose limitations upon all capital distributions by an insured depository institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Federal Deposit Insurance Corporation is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Federal Deposit Insurance Corporation regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Federal Deposit Insurance Corporation.

NOTE 10 – REGULATORY MATTERS (CONTINUED)

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTE 11– INCOME TAXES

The income tax provision consisted of the following for the years ended December 31, 2025 and December 31, 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Current expense		
Federal	$ 3,329	$ 3,273
State	889	1,468
Total Current Expense	4,218	4,741
Deferred expense	1,150	(58)
Income tax expense	$ 5,368	$ 4,683

NOTE 11– INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and December 31, 2024 are presented below:

(dollars in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets		
Deferred compensation	$ 615	$ 660
Allowance for credit losses	1,691	2,455
Merger fair value adjustments	1,857	1,938
Goodwill impairment	—	—
Foreclosed real estate write-downs and deferred gain	—	7
Stock grants	488	294
Non-qualified stock options	519	60
Net operating loss carryover	5,107	6,123
Non-accrual interest	83	265
Other	984	1,181
Total deferred tax assets	11,344	12,983
Deferred tax liabilities		
Prepaid expenses	173	176
Core deposit intangible	169	229
Depreciation	3,439	3,679
Total deferred tax liabilities	3,781	4,084
Total deferred tax assets, net	$ 7,563	$ 8,899

The amount computed by applying the statutory federal income tax rate to income before income tax provision is different than the taxes provided for the following reasons for the year ended December 31, 2025.

	December 31, 2025	
(dollars in thousands)	Amount	Percent of pretax income
Statutory federal income tax rate	$ 3,961	21.0%
State tax, net of federal income tax provision	1,227	6.5
Non-Taxable and Non-Deductible Items		
Tax exempt income	(130)	(0.7)
Other non-taxablle ans non-deductible	1	—
Other	309	1.6
Income Tax Expense	$ 5,368	28.5%

The amount computed by applying the statutory federal income tax rate to income before income tax provision is different than the taxes provided for the following reasons for the year ended December 31, 2024.

	December 31, 2024	
(dollars in thousands)	Amount	Percent of pretax income
Statutory federal income tax rate	$ 3,445	21.0%
State tax, net of federal income tax provision	1,154	7.0
Tax exempt income	(113)	(0.7)
Nondeductible expenses	142	0.9
Other	55	0.3
Income Tax Expense	$ 4,683	28.5%

In the years ended December 31, 2025 and 2024, more than 50% of state tax expense was related to Maryland.

Disclosed below is a summary of income taxes paid by jurisdiction pursuant to the disclosure requirements of ASU No. 2023-09 for the year ended December 31, 2025:

(dollars in thousands)	Amount
United States - Federal	$ 2,550
United States - States	464
Total taxes paid	$ 3,014

NOTE 12 – RELATED-PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties during the years ended December 31, 2025 and December 31, 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Balance, beginning	$ 4,486	$ 96
Advances	—	4,395
New related parties	495	—
Repayments	(2,742)	(5)
Balance, ending	$ 2,239	$ 4,486

Deposits of related parties totaled $3.2 million and $3.0 million as of December 31, 2025 and December 31, 2024, respectively.

The Company has an operating lease agreement with a related party and paid $56,000 in lease payments in the year ended December 31, 2025.

The following table shows the future operating lease payments due by year.

Year ending December 31,	Amount (dollars in thousands)
2026	$ 51
2027	53
2028	54
2029	56
2030	58
Thereafter	157
Total	$ 429

NOTE 13 – LEASING ARRANGEMENTS

The Company leases real estate properties for a portion of its network of bank branches. All of the Company's leases are currently classified as operating.

The following table shows the operating lease right of use assets and operating lease liabilities as of December 31, 2025 and 2024:

(dollars in thousands)	Consolidated Balance Sheet classification	December 31, 2025	December 31, 2024
Operating lease right of use asset	Other assets	$ 709	$ 926
Operating lease liabilities	Other liabilities	$ 751	$ 967
Other information related to leases:			
Weighted average remaining lease term of operating leases		4.02 years	4.7 years
Weighted average discount rate of operating leases		4.47%	4.40%
Cash paid for amounts included in the measurement of lease liabilities		$ 238,000	$ 231,000

Operating lease costs included in occupancy expense in the Consolidated Statements of Income for the years ended December 31, 2025 and December 31, 2024 were $289,000 and $302,000, respectively.

Future undiscounted lease payments for operating leases, including those option years for which the Company is reasonably certain to renew, are as follows:

Year ending December 31,	Amount (dollars in thousands)
2026	$ 231
2027	138
2028	75
2029	75
2030	75
Thereafter	191
Total undiscounted lease payments	785
Less: imputed interest	34
Present value of operating lease liabilities	$ 751

NOTE 13 – LEASING ARRANGEMENTS (CONTINUED)

The Company leased office space to non-related third parties and received rental income of $172,000 for the year ended December 31, 2025.

The following table shows the future operating lease payments due to be received by year.

Year ending December 31,	Amount (dollars in thousands)
2026	$ 178
2027	183
2028	189
2029	194
2030	200
Thereafter	419
Total	$ 1,363

NOTE 14 – CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, after consultation with legal counsel, will have no material effect on the Company's consolidated financial position or results of operations.

NOTE 15 - SEGMENT REPORTING

The Company operates a single reportable business segment that is comprised of commercial banking . The Company's CEO is deemed the Chief Operating Decision Maker ("CODM"). The CODM evaluates the financial performance of the Company by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's single reporting segment and in the determination of allocating resources. The CODM uses consolidated net income to benchmark the Company against peers and to evaluate performance and allocate resources. Significant revenue and expense categories evaluated by the CODM are consistent with the presentation of the Consolidated Statement of Income.

NOTE 16 – FAIR VALUE MEASUREMENTS

The estimated fair values of the Bank's financial instruments are summarized below. The fair values are estimates derived primarily from present value techniques and may not be indicative of the net realizable or liquidation values. The calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Assets measured at fair value on a recurring basis by level within the fair value hierarchy used at December 31, 2025 and December 31, 2024, are as follows:

December 31, 2025	Total	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant other unobservable inputs
		(dollars in thousands)		
Securities available for sale				
Agency securities	$ 404	$ —	$ 404	$ —
Corporate securities	1,361	—	1,361	—
Mortgage-backed securities	19,116	—	19,116	—
Treasuries	12,345	—	12,345	—
	$ 33,226	$ —	$ 33,226	$ —
December 31, 2024				
Securities available for sale				
Agency securities	$ 522	$ —	$ 522	$ —
Corporate securities	1,535	—	1,535	—
Mortgage-backed securities	20,894	—	20,894	—
Treasuries	14,308	—	14,308	—
	$ 37,259	$ —	$ 37,259	$ —

The following valuation techniques were used to measure the fair value of assets in the table above on a recurring basis as of December 31, 2025 and December 31, 2024.

Securities available for sale - The fair values of securities available for sale were based on available market pricing for the securities. We rely on third party brokers to obtain and provide us with this market pricing from a definitive security pricing source.

Assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy used at December 31, 2025 and December 31, 2024, are as follows:

December 31, 2025		Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant other unobservable inputs
		(dollars in thousands)		
Individually evaluated loans	$ 2,261	$ —	$ —	$ 2,261
Other real estate owned and repossessed assets	—	—	—	—
	$ 2,261	$ —	$ —	$ 2,261
December 31, 2024				
Individually evaluated loans	$ 4,010	$ —	$ —	$ 4,010
Other real estate owned and repossessed assets	159	—	—	159
	$ 4,169	$ —	$ —	$ 4,169

The following valuation techniques were used to measure the fair value of assets in the tables above on a nonrecurring basis as of December 31, 2025 and December 31, 2024.

NOTE 16 – FAIR VALUE MEASUREMENTS (CONTINUED)

Individually evaluated loans - Loans included in the table have been measured for impairment generally based on the fair value of the loan's collateral. A loan is considered to be collateral dependent when, based on current information and events, the Company expects repayment of the financial assets to be provided substantially through the operation or sale of the collateral and the Company has determined that the borrower is experiencing financial difficulty as of the measurement date. For real estate loans, the fair value of the loan's collateral is determined by a third-party appraisal, which is then adjusted for the estimated selling and closing costs related to liquidation of the collateral (typically 10% of the appraised value). For non real estate loans, the fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted based on management's knowledge, changes in market conditions, and management's expertise and knowledge of the customer and customer's business. Fair value was determined based upon a discounted cash flow from the expected proceeds of the underlying collateral. These loans are included as Level 3 fair value, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balance reduced by any specific impairment reserve.

There were no transfers in or out of the Level 3 category for collateral dependent loans.

Other real estate owned and repossessed assets - Fair value of foreclosed assets was based on the Company's appraisal of the property less costs to sell. This value was determined from a current industry standard appraisal guide based on the value of similar properties adjusted for factors including condition and location of property.

Changes in the balance of other real estate owned assets during the years ended December 31, 2025 and December 31, 2024, were as follows:

(dollars in thousands)	**December 31, 2025**	December 31, 2024
Beginning of period balance	**$ 159**	$ 170
Improvements and additions	**—**	—
Proceeds from sale	**—**	—
Principal payments	**(185)**	(11)
Gain on sale	**26**	—
End of period balance	**$ —**	$ 159

At December 31, 2025 and December 31, 2024, the Company had $294,000 and $84,000 in residential mortgages in the process of foreclosure.

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate fair value.

Time Deposits in Other Banks

The fair value of time deposits in other banks is estimated using the rates currently available for deposits of similar remaining maturities.

Investment Securities

Fair values for securities, excluding FHLB stock, are based on available market prices. The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

NOTE 16 – FAIR VALUE MEASUREMENTS (CONTINUED)

Loans Receivable

The fair value of loans receivable were determined using an exit price methodology as prescribed by ASC 820. The exit price estimation of fair value is based on the present value of the expected cash flows. The projected cash flows are based on the contractual terms of the loans, adjusted for prepayments and use of a discount rate based on the relative risk of the cash flows, taking into account the loan type, maturity of the loan, liquidity risk, servicing costs, and a required return on debt and capital.

The Company follows ASC Topic 820, Fair Value Measurements which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such certificates to a schedule of aggregated expected monthly maturities on these deposits.

Advances from the Federal Home Loan Bank of Atlanta

The fair value of advances is estimated discounting the contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

NOTE 16 – FAIR VALUE MEASUREMENTS (CONTINUED)

Off-Balance Sheet Credit Related Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of these instruments were not significant at December 31, 2025 and December 31, 2024.

The following table summarizes the carrying amounts and fair values of financial instruments at December 31, 2025 and December 31, 2024:

	December 31, 2025			December 31, 2024	
(dollars in thousands)	Fair value hierarchy	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets					
Cash and cash equivalents	Level 1	$ 55,705	$ 55,705	$ 70,500	$ 70,500
Equity investment	Level 1	404	404	391	391
Securities held to maturity	Level 2	5,736	5,102	5,979	9,206
Securities available for sale	Level 2	33,226	33,226	37,259	37,259
Federal Home Loan Bank of Atlanta stock	Level 2	2,324	2,324	1,366	1,366
Loans receivable	Level 3	748,484	747,337	729,238	722,005
Accrued interest receivable	Level 2	3,149	3,149	3,161	3,161
Financial liabilities					
Deposits	Level 3	$ 676,094	$ 575,067	$ 651,491	$ 574,273
FHLB Borrowings	Level 2	35,000	35,000	15,000	15,000
Subordinated Debentures	Level 3	—	—	34,883	31,117
Accrued interest payable	Level 2	432	432	346	346

NOTE 17 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Information as to the financial position of BV Financial, Inc. and its results of operations and cash flows as of and for the years ended December 31, 2025 and December 31, 2024, are summarized below.

Statement of Financial Condition (dollars in thousands)	**December 31, 2025**	December 31, 2024
Assets		
Cash	**$ 8,182**	$ 30,101
Equity investment	**404**	391
ESOP loan receivable	**6,978**	7,160
Investment in subsidiary	**160,151**	184,741
Goodwill	**6,326**	6,326
Other assets	**2,080**	473
Total Assets	**$ 184,121**	$ 229,192
Liabilities and Stockholders Equity		
Borrowings	**—**	34,883
Other Liabilities	**316**	(1,190)
Total Liabilities	**316**	33,693
Total Stockholders' Equity	**183,805**	195,499
Total Liabilities & Stockholders Equity	**$ 184,121**	$ 229,192

Statement of Income	**December 31, 2025**	December 31, 2024
(dollars in thousands)		
Interest income	**$ 612**	$ 629
Cash dividends from subsidiary	**8,000**	6,500
Equity security valuation adjustment	**10**	128
Total interest and dividend income	**8,622**	7,257
Interest expense	**1,823**	2,451
Net interest and dividend income	**6,799**	4,806
Noninterest income	**—**	—
Noninterest expense	**138**	467
Income (loss) before tax	**6,661**	4,339
Income tax benefit	**249**	427
Income (loss) before equity in net income of subsidiary	**6,910**	4,766
Equity in undistributed net income of subsidiary	**6,585**	6,957
Net Income	**$ 13,495**	$ 11,723

NOTE 17 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)

Statements of Cash Flows (dollars in thousands)	**December 31, 2025**	December 31, 2024
Cash flows from operating activities		
Net income	**$ 13,495**	$ 11,723
Adjustments to reconcile net income to net cash used by operating activities		
Equity in net income of subsidiary	**29,415**	(6,957)
Amortization of debt issuance costs and debt fair value adjustments	**117**	725
Non-cash income-Equity security valuation adjustment	**(13)**	(135)
(Decrease) increase in other assets	**(1,607)**	1,017
Decrease (increase) in other liabilities	**1,497**	(1,267)
Net cash provided by operating activities	**42,904**	5,106
Cash flows from investing activities		
Net decrease (increase) in loans	**182**	168
Net cash used in investing activities	**182**	168
Cash flows from financing activities		
Stock repurchases	**(30,005)**	(17,705)
Repayment of subordinated debt	**(35,000)**	(3,093)
Net cash used in financing activities	**(65,005)**	(20,798)
(Decrease) in cash and cash equivalents	**(21,919)**	(15,524)
Cash and cash equivalents at beginning of period	**30,101**	45,625
Cash and cash equivalents at end of period	**$ 8,182**	$ 30,101

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15)e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2025. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including its Principal Executive Officers and Principal Financial Officer, the Company evaluated the effectiveness of its internal control over financial reporting based on criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management, including our Principal Executive Officers and Principal Financial Officer, concluded that the Company's internal control over financial reporting was effective and met the criteria of the "Internal Control — Integrated Framework (2013)" as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable because the Company is an emerging growth company.

(d) Changes in Internal Controls

During the quarter ended December 31, 2025, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2025, none of BV Financial's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in Securities and Exchange Commission regulations.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding directors, executive officers and corporate governance of the Company is presented under the headings "Proposal 1 - Election of Directors," "Corporate Governance - Code of Ethics for Senior Officers," "Committees of the Board of Directors Audit Committee," "Insider Trading Policy" and "Other Information Relating to Director and Executive Officers-Delinquent Section 16 Reports" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

Information regarding executive compensation is presented under the headings "Executive Compensation" and "Corporate Governance - Director Compensation" in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Securities Authorized for Issuance under Stock-Based Compensation Plans

The following table sets forth information regarding outstanding options and shares under equity compensation plans at December 31, 2025:

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Share-based Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	886,546	$ 14.58	149,379
Equity compensation plans not approved by security holders	—	—	—
Total	886,546	$ 14.13	149,379

(b) Security ownership of Certain Beneficial Owners

The information required by this item is incorporated by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Security Ownership of Management

The information required by this item is incorporated by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(d) Changes in Control

Management of BV Financial, Inc. knows of no arrangements, including any pledge by any person of securities of BV Financial, Inc., the operation of which any at a subsequent date result in a change of control of the registrant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions, and director independence is presented under the heading "Corporate Governance-Director Independence" and "-Other Information relating to Directors and Executive Officers Transactions with Certain Related Persons" in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Proposal 2 - Ratification of Independent Registered Public Accountants" of the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

3.1	Amended and Restated Articles of Incorporation of BV Financial, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-A (Commission File No. 001-41764), filed on July 31, 2023)
3.2	Amended and Restated Bylaws of BV Financial, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), filed on March 13, 2023)
4.1	Form of Common Stock Certificate of BV Financial, Inc. (incorporated by reference to Exhibit 4 the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), filed on March 13, 2023)
4.2	Description of BV Financial, Inc.'s Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (Commission File No. 001-41764), as filed on March 22, 2024)
10.1*	Employment Agreement between BayVanguard Bank, BV Financial, Inc., Bay-Vanguard, M.H.C. and David M. Flair (incorporated by reference to Form 8-K as filed on January 23, 2026)
10.2*	Employment Agreement between BayVanguard Bank, BV Financial, Inc., Bay-Vanguard, M.H.C. and Timothy L. Prindle (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.3*	Change in Control Agreement between BayVanguard Bank and Michael J. Dee (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.4*	Salary Continuation Agreement between BayVanguard Bank and David M. Flair (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.5*	Salary Continuation Agreement between BayVanguard Bank and Timothy L. Prindle (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.6*	Split Dollar Agreement for David M. Flair (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.7*	BV Financial, Inc. 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.8*	BV Financial, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.9*	Amended and Restated Supplemental Director Retirement Agreement with Brian K. McHale (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-270496), as filed on March 13, 2023)
10.10*	BV Financial Inc. 2024 Equity Incentive Plan (incorporated by reference to Appendix A to the Company's proxy statement for the 2024 Annual Meeting of Stockholders (Commission File No. 001-41764), as filed on August 1, 2024)
19.1	BV Financial, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (Commission File No. 001-41764), as filed on March 27, 2025)
21	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 20204 (Commission File No. 001-41764), as filed on March 27, 2025)
23	Consent of Forvis Mazars, LLP
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of President and Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, formatted in XBRL: (i) Balance Sheets, (ii) Statements of Income, (iii) Statements of Comprehensive Income, (iv) Changes in Stockholders' Equity, (v) Statements of Cash Flows and (vi) Notes to the Financial Statements.

* Denotes a management contract or compensation plan or arrangement.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

BV FINANCIAL, INC.

Date: March 27, 2026

By: /s/ Timothy L. Prindle
Timothy L. Prindle
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Timothy L. Prindle	President and Chief Executive Officer (Principal Executive Officer), and Director	March 27, 2026
/s/ Michael J. Dee	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2026
Name		
/s/ Gary T. Amereihn	Chairman of the Board	March 27, 2026
Name		
/s/ William Streett Baldwin	Director	March 27, 2026
Name		
/s/ William B. Compton, III	Director	March 27, 2026
Name		
/s/ Joseph S. Galli	Director	March 27, 2026
Name		
/s/ P. David Bramble	Director	March 27, 2026
Name		
/s/ Brian K. McHale	Director	March 27, 2026
Name		
/s/ Joshua W. Posnick	Director	March 27, 2026
Name		
/s/ Machteld V. Thomas	Director	March 27, 2026
Name		

Branch Locations

Anne Arundel County
Mountain Road
125 Mountain Road
Pasadena, Maryland 21122

Baltimore County
Main Office
7114 North Point Road
Edgemere, Maryland 21219

Essex
532 Eastern Boulevard
Baltimore, Maryland 21221

Perry Hall
8639 Belair Road
Baltimore, Maryland 21236

Baltimore City
Yard 56
5525 Eastern Avenue, Suite 101
Baltimore, Maryland 21224

Locust Point
921 East Fort Avenue, Suite 102
Baltimore, Maryland 21230

Dorchester County
Cambridge-High Street
304 High Street
Cambridge, Maryland 21613

Cambridge-Woods Road
803 Woods Road
Cambridge, Maryland 21613

Hurlock
100 Pine Street
Hurlock, Maryland 21643

Harford County
Forest Hill
1920 Rock Spring Road
Forest Hill, Maryland 21050

Talbot County
Easton-Glebe Road
8707 Commerce Drive
Easton, Maryland 21601

Easton-Idlewild Avenue
501 Idlewild Avenue
Easton, Maryland 21601

Map of Branch Locations


York
West
Kennett Square
Hanover
stminster
Newark
Bear
Elkton
Bel Air
Havre De Grace
Cockeysville
Elk River
Middletown
Owings Mills
Towson
Edgewood
Baltimore
Dundalk
Glen Burnie
Laurel
Severna Park
Annapolis
Bowie
Kent Island
Denton
St Michaels
Easton
Federalsburg
Hurlock
Waldorf
Cambridge
Prince Frederick
La Plata
Blackwater National Wildlife Refuge
Lusby
Lexington Park
Map data ©2026 Google

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BV Financial, Inc. and BayVanguard Bank

Board of Directors

Gary T. Amereihn
Chairman

William Streett Baldwin

P. David Bramble

William B. Crompton, III

Joseph S. Galli

Brian K. McHale

Joshua W. Posnick

Timothy L. Prindle

Machteld V. Thomas

Bank Executive Officers

Timothy L. Prindle
President and Chief Executive Officer

Michael J. Dee
Executive Vice President, Chief Financial Officer

Gregory J. Olinde
Executive Vice President, Chief Banking Officer

Rose M. Searcy
Executive Vice President, Human Resources

Samantha M. Perouty
Corporate Secretary

Financial, Inc.

Financial, Inc.